UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006918

January 28, 2004

Mark S. Kaduboski
Wiggins and Dana LLP
400 Atlantic Street
P.O. Box 110325
Stamford, CT 06911-0325

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-28-2004

Re: UIL Holdings Corporation
Incoming letter dated January 9, 2004

Dear Mr. Kaduboski:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to UIL by Nick Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 04 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

1082516

RECEIVED
2004 JAN 12 PM 4:15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Wiggin and Dana LLP
400 Atlantic Street
P.O. Box 110325
Stamford, Connecticut
06911-0325
www.wiggin.com

Mark S. Kaduboski
203.363.7627
203.363.7676 fax
mkaduboski@wiggin.com

SEC MAIL PROCESSING
RECEIVED
JAN 12 2004
WASH, D.C. 158 SECTION

WIGGIN AND DANA

Counsellors at Law

VIA FEDEX

January 9, 2004

Filing Desk
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: UIL Holdings Corporation's intended exclusion of shareholder proposal submitted by Nick Rossi.

Ladies and Gentlemen:

This submission is being filed with the Securities and Exchange Commission (the "Commission") on behalf of our client, UIL Holdings Corporation (the "Company"). Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange of 1934 (the "Exchange Act"), the Company intends to exclude from its definitive proxy material for the Company's 2004 Annual Meeting of Shareholders, a shareholder proposal and supporting statement (the "Proposal") submitted by Mr. Nick Rossi. A copy of the Proposal and Mr. Rossi's cover letter to the Company dated October 7, 2003 is attached hereto as Exhibit A. Six additional copies of the Proposal are enclosed.

The Company intends to exclude the Proposal in reliance upon Exchange Act Rule 14a-8(h) on account of Mr. Rossi's failure to appear at the Company's 2003 Annual Meeting of Shareholders held on May 14, 2003 (the "2003 Annual Meeting") to present the shareholder proposal included at his request in the Company's definitive proxy statement in connection therewith.

Attached hereto as Exhibit B are copies of the Company's definitive proxy statement and proxy card for its 2003 Annual Meeting. The shareholder proposal and supporting statement submitted by Mr. Rossi for presentation at the 2003 Annual Meeting appears on Page 35, and said proposal appears as Item 5 on the proxy card.

Attached as Exhibit C is an affidavit of Susan Allen, the Company's Vice President of Investor Relations and Corporate Secretary and the Secretary of the 2003 Annual Meeting, in which Ms. Allen states that neither Mr. Rossi nor any representative of Mr. Rossi identified himself or herself at the 2003 Annual Meeting or stepped forward to present Mr. Rossi's proposal for submission to the shareholders at the 2003 Annual Meeting. Ms. Allen further states in her affidavit that she inspected the Register that each individual who attended the 2003 Annual Meeting was asked to sign, and neither Mr. Rossi's signature nor

WIGGIN AND DANA

Counsellors at Law

that of any person who identified himself or herself as Mr. Rossi's representative appears in such Register.

Pursuant to rule 14a-8(j), a copy of this submission, including the Exhibits, has been sent to Mr. Rossi for delivery simultaneously with its filing with the Commission. If the Commission has any questions about this matter or would like to request any further information, please do not hesitate to contact the undersigned at the number or e-mail address set forth above.

Sincerely,

Mark S. Kaduboski

Enclosures

\14746\1\81566.2

EXHIBIT A

NICK ROSSI'S PROPOSAL

EXHIBIT A

NICK ROSSI'S PROPOSAL

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Nathaniel Woodson
Chairman
UIL Holdings Corporation (UIL)
157 Church Street
New Haven, CT 06506
Phone: (203) 499-2000
Fax: (203) 499-3626

Dear Mr. Woodson,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi   Oct 7-03

cc: Susan Allen
Corporate Secretary
FX: 203/499-3624

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or discontinuing of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2003	48%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is impressive because the 48% support followed our Directors' objection to the proposal and insiders hold 16% of our stock. I believe that there is a greater tendency for shareholders, who more closely follow our company's corporate governance, to vote in favor of this proposal topic.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason. I believe our 48% vote is a strong signal of shareholder concern. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our Directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

EXHIBIT B

UIL HOLDINGS CORPORATION 2003 PROXY STATEMENT AND PROXY CARD

DEFINITIVE PROXY STATEMENT AND FORM OF PROXY

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[X] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Section 240.14a-12

UIL Holdings Corporation

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

---

(2) Aggregate number of securities to which transaction applies:

---

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

---

(4) Proposed maximum aggregate value of transaction:

---

(5) Total fee paid:

[ ] Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount previously paid:

---

(2) Form, Schedule or Registration Statement No.:

---

(3) Filing Party:

---

(4) Date Filed:

UIL HOLDINGS CORPORATION

NOTICE OF ANNUAL MEETING OF THE SHAREOWNERS

DATE: May 14, 2003

TIME: 10:00 a.m.

PLACE: Quinnipiac University
School of Law Center - Grand Courtroom
275 Mount Carmel Avenue
Hamden, Connecticut

MATTERS TO BE VOTED ON:

1. Election of directors.

2. Ratification of the selection of PricewaterhouseCoopers LLP as UIL Holdings Corporation's independent public accountants for 2003.

3. Proposal to approve the UIL Holdings Corporation 1999 Amended and Restated Stock Plan.

4. Proposal to approve the UIL Holdings Corporation Deferred Compensation Plan.

5. Shareowner Proposal concerning "poison pills".

6. Any other matters properly brought before the shareowners at the annual meeting or any adjournment of the annual meeting.

You can vote your shares of common stock at the annual meeting if UIL Holdings Corporation's records show that you owned the shares on March 10, 2003.

WHETHER YOU PLAN TO ATTEND THE ANNUAL MEETING OR NOT, PLEASE FILL IN, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE THAT WE HAVE PROVIDED TO YOU. IF YOU MAIL US BACK THE ENVELOPE FROM ANYWHERE IN THE UNITED STATES, THEN YOU DON'T HAVE TO PUT ANY POSTAGE STAMPS ON THE ENVELOPE.

April 4, 2003

By Order of the Board of Directors,

SUSAN E. ALLEN
VICE PRESIDENT INVESTOR RELATIONS
AND CORPORATE SECRETARY

YOUR VOTE IS IMPORTANT

IN ORDER TO SAVE UIL HOLDINGS CORPORATION THE EXPENSE OF FURTHER SOLICITATION TO ENSURE THAT A QUORUM IS PRESENT AT THE ANNUAL MEETING, PLEASE VOTE YOUR PROXY PROMPTLY - REGARDLESS OF THE NUMBER OF SHARES YOU OWN, AND REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE MEETING.

DIRECTIONS TO QUINNIPIAC UNIVERSITY APPEAR AT THE END OF THE ACCOMPANYING PROXY STATEMENT.

PROXY STATEMENT

UIL Holdings Corporation (UIL Holdings) is mailing this proxy statement and the accompanying proxy form on or about April 4, 2003 to all of its shareowners who, according to its records, held common stock as of the close of business on March 10, 2003, in connection with the solicitation of proxies for use at the 2003 Annual Meeting of the Shareowners. The annual meeting is going to be held on Wednesday, May 14, 2003 at 10:00 a.m. at Quinnipiac University, School of Law Center - Grand Courtroom, 275 Mount Carmel Avenue, Hamden, Connecticut, for the purposes listed in the accompanying Notice of Annual Meeting of the Shareowners. UIL Holdings is making the solicitation, and it will bear the expense of printing and mailing proxy materials to shareowners. UIL Holdings will ask banks, brokers and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners of shares and to secure their voting instructions, if necessary, and UIL Holdings will reimburse them for their reasonable expenses in so doing. Directors, officers and employees of UIL Holdings may also solicit proxies personally or by telephone, but they will not be specifically compensated for soliciting proxies. In addition, UIL Holdings has retained Georgeson Shareholder Communications, Inc. of New York, New York, to aid in the solicitation of proxies by similar methods at a cost to UIL Holdings of approximately $12,500, plus expenses.

SHAREOWNERS ENTITLED TO VOTE

At the close of business on March 10, 2003, the record date for the annual meeting, 14,460,680 shares of UIL Holdings' common stock were outstanding. All outstanding shares of common stock will be entitled to vote at the meeting, each share being entitled to one vote, on each matter coming before the meeting as listed in the accompanying Notice of Annual Meeting of the Shareowners. In accordance with UIL Holdings' bylaws, the President will appoint inspectors of proxies and tellers to count all votes on each matter coming before the meeting.

Shareowners who are participants in Investors Choice, a Dividend Reinvestment and Direct Stock Purchase and Sale Plan for the shares of UIL Holdings' common stock, will receive proxy forms that cover the shares held in their accounts under the plan.

If you properly sign and return a proxy form, then the shares covered by that proxy form:

- will be voted or not voted, in accordance with the instructions you give on the proxy form, to elect as directors for the ensuing year the twelve persons named in this proxy statement, or any other person or persons that the present board of directors will determine if one or more of the twelve persons named is unable to serve;

- will be voted for or against, or not voted, in accordance with the instructions you give on the proxy form, with respect to the proposal to ratify the retention of PricewaterhouseCoopers LLP as independent public accountants for fiscal year 2003;

- will be voted for or against, or not voted, in accordance with the instructions you give on the proxy form, with respect to the proposal to approve the UIL Holdings Corporation 1999 Amended and Restated Stock Plan;

- will be voted for or against, or not voted, in accordance with the instructions you give on the proxy form, with respect to the proposal to approve the UIL Holdings Corporation Deferred Compensation Plan;

- will be voted for or against, or not voted, in accordance with the instructions you give on the proxy form, with respect to a shareowner's proposal concerning "poison pills";

- will be voted in accordance with the discretion of the person or persons designated as proxies on the proxy form with respect to other matters, if any, that come before the meeting. UIL Holdings is not aware of any other matters to be presented at the meeting.

You may revoke your proxy at any time prior to its use. In order to revoke your proxy, you must file with UIL Holdings' Corporate Secretary a written notice of revocation or another properly signed proxy form bearing a later date. If you attend the meeting in person, you may, if you wish, vote by ballot at the meeting. If you do vote by ballot at the meeting, then the proxy you previously gave would be cancelled.

Under Connecticut law and UIL Holdings' bylaws, shareowners holding a majority of the shares of outstanding common stock will constitute a quorum for purposes of considering and acting upon the matters listed in the accompanying Notice of Annual Meeting of the Shareowners.

Under Connecticut law and UIL Holdings' bylaws, assuming that a quorum is present at the meeting, directors will be elected by a plurality of the votes cast at the meeting. Withholding authority to vote for a director nominee will not prevent that director nominee from being elected. Cumulative voting for directors is not permitted under Connecticut law unless a corporation's certificate of incorporation provides for cumulative voting rights. UIL Holdings' certificate of incorporation does not contain a provision for cumulative voting rights.

Under Connecticut law and UIL Holdings' bylaws, assuming that a quorum is present at the meeting, the proposal to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as UIL Holdings' independent public accountants will be approved if the votes cast in favor of this action exceed the votes cast against it. Proxies marked to abstain from voting with respect to this action will not have the legal effect of voting against it.

Under Connecticut law and UIL Holdings' bylaws, assuming that a quorum is present at the meeting, the proposal to approve the UIL Holdings Corporation 1999 Amended and Restated Stock Plan will be approved if the votes cast in favor of this action exceed the votes cast against it. Proxies marked to abstain from voting with respect to this action will not have the legal effect of voting against it.

Under Connecticut law and UIL Holdings' bylaws, assuming that a quorum is present at the meeting, the proposal to approve the UIL Holdings Corporation Deferred Compensation Plan will be approved if the votes cast in favor of this action exceed the votes cast against it. Proxies marked to abstain from voting with respect to this action will not have the legal effect of voting against it.

Under Connecticut law and UIL Holdings' bylaws, assuming that a quorum is present at the meeting, the shareowner proposal concerning "poison pills" will be approved if the votes cast in favor of this action exceed the votes cast against it. Proxies marked to abstain from voting with respect to this action will not have the legal effect of voting against it.

PRINCIPAL SHAREOWNERS

In statements filed with the Securities and Exchange Commission, the persons identified in the table below have disclosed beneficial ownership of shares of UIL Holdings' common stock as shown in the table. The percentages shown in the right-hand column are calculated based on the 14,460,680 shares of common stock outstanding as of the close of business on March 10, 2003. In the statements filed with the Securities and Exchange Commission, none of the persons identified in the table, except David T. Chase, have admitted beneficial ownership of any shares not held in their individual names. All of the persons identified in the table, including David T. Chase, have denied that they have acted, or are acting, as a partnership, limited partnership or syndicate, or as a group of any kind for the purpose of acquiring, holding or disposing of UIL Holdings' common stock.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
Common Stock	RLC Investments LLC (1) 280 Trumbull Street Hartford, CT 06103	625,000 shares, owned directly	4.32%
Common Stock	Cheryl A. Chase 280 Trumbull Street Hartford, CT 06103	79,200 shares, owned directly and indirectly	0.55%
Common Stock	Arnold L. Chase 280 Trumbull Street Hartford, CT 06103	237,800 shares, owned directly and indirectly	1.64%

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
Common Stock	The Darland Trust (2) 15 Queen Street Hamilton, Hmfx Bermuda	146,000 shares, owned directly	1.01%
Common Stock	David T. Chase 280 Trumbull Street Hartford, CT 06103	1,300,000 shares, owned indirectly (3)	8.99%
Common Stock	DTC Family Investments LLC (1) 280 Trumbull Street Hartford, CT 06103	225,000 shares, owned directly	1.56%
Common Stock	The Rhoda and David Chase Family Foundation, Inc. (4) 280 Trumbull Street Hartford, CT 06103	71,000 shares, owned directly	0.49%
Common Stock	The Sandra and Arnold Chase Family Foundation, Inc. (4) 280 Trumbull Street Hartford, CT 06103	26,500 shares, owned directly	0.18%
Common Stock	The Cheryl Chase and Stuart Bear Family Foundation, Inc. (4) 280 Trumbull Street Hartford, CT 06103	33,000 shares, owned directly	0.23%
Common Stock	Barclays Global Investors, NA 45 Fremont Street San Francisco, CA 94105	1,025,186 shares (5)	7.09%

---

(1) RLC Investments LLC and DTC Family Investments LLC are limited liability companies that are managed by David T. Chase and owned by David T. Chase, Rhoda L. Chase, The Arnold L. Chase Family Spray Trust, a trust for the benefit of Arnold L. Chase and his children and The Cheryl Anne Chase Family Spray Trust, a trust for the benefit of Cheryl A. Chase and her children.

(2) The Darland Trust is a trust for the benefit of Cheryl A. Chase and her children. The trustee is Rothschild Trust Cayman Limited.

(3) All of the shares listed for David T. Chase are included in the shares listed for Rhoda L. Chase, his wife, Cheryl A. Chase, his daughter, Arnold L. Chase, his son, DTC Family Investments LLC, and The Darland Trust.

(4) The Chase family foundations are charitable private foundations that are controlled by Cheryl A. Chase, Arnold L. Chase and David T. Chase.

(5) Based upon information provided in a Schedule 13G filed by Barclays Global Investors, NA and its affiliates on February 10, 2003. Barclays Global Investors, NA and Barclays Global Fund Advisors have both sole voting and dispositive power with respect to 815,832 and 209,354 shares, respectively. The Schedule 13G notes that the shares reported are held in trust accounts for the economic benefit of the beneficiaries of those accounts.

There is no other person or group of persons known to UIL Holdings to be the beneficial owner of more than 5% of the shares of UIL Holdings' common stock as of the close of business on March 10, 2003.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

Unless you instruct otherwise on the proxy form, shares to which the signed and returned form relates will be voted in favor of the persons listed below for election as directors of UIL Holdings. Although UIL Holdings knows of no reason why any of the persons listed below will be unable to serve as director, if that should occur, your shares will be voted for any other person or persons that the present board of directors will determine. All of the nominees listed below were elected directors at the last annual meeting. The stated age of the director nominees will be their age at May 14, 2003. The board of directors has adopted a policy that states that a director will not be a candidate for re-election after his or her seventieth birthday.

NAME, PRINCIPAL OCCUPATION, OTHER CORPORATE AND CIVIC AFFILIATIONS AND PRINCIPAL OCCUPATIONS DURING THE PAST FIVE YEARS OF NOMINEE	AGE	DIRECTOR SINCE
Thelma R. Albright Retired President, Carter Products Division, Carter-Wallace, Inc., Cranbury, New Jersey, a consumer and healthcare products manufacturer. Also, Director, The United Illuminating Company, Imagistics International Inc., and Advisor to the Board of Armkel, LLC.	56	1995
Marc C. Breslawsky Chairman and Chief Executive Officer, Imagistics International Inc., Trumbull, Connecticut, a sales, service and marketing organization offering enterprise office imaging and document solutions in the United States and Europe. Also, Director, The United Illuminating Company, Imagistics International Inc., C.R. Bard, Inc., Cytyc Corporation, The Pittston Company and The Connecticut Business and Industry Association. Vice Chairman of the Governor's Council of Economic Competitiveness and Technology; Member, Board of Governors, the State of Connecticut/Red Cross Disaster Relief Cabinet; and Trustee, Norwalk Hospital.	60	1995
David E. A. Carson Prior to his retirement in 1999, Mr. Carson was Chief Executive Officer of People's Bank and People's Mutual Holdings, Bridgeport, Connecticut, commercial banking institutions. Also, Director, The United Illuminating Company, Bridgeport Public Education Fund, Mass Mutual Institutional Funds, MML Series Investment Funds, American Skandia Trust, American Skandia Advisor Funds, and Hartford Stage Company; and Co-Chairman Business Advisory Committee of Connecticut Commission on Children. Treasurer, Berkeley Divinity School, Connecticut Center for School Change, and Bridgeport Public Education Fund.	68	1993
Arnold L. Chase Member of the Board of Directors and President, Gemini Networks, Inc., Hartford, Connecticut, an open-access, hybrid fiber coaxial communications network provider, and Executive Vice President, Chase Enterprises, Hartford, Connecticut, an investment holding company. Also, Director, The United Illuminating Company, and Old State House Association.	51	1999
John F. Croweak Retired Chairman of the Board of Directors, Anthem Blue Cross and Blue Shield of Connecticut, Inc., North Haven, Connecticut, a healthcare insurance provider. Prior to his retirement in 1997, Mr. Croweak served as Chairman of the Board of Directors and Chief Executive Officer of Anthem Blue Cross and Blue Shield of Connecticut and its predecessor, Blue Cross and Blue Shield of Connecticut, Inc. Also Director, The United Illuminating Company, BCS Financial, The New Haven Savings Bank, Quinnipiac University, and Anthem, Inc.	66	1987

NAME, PRINCIPAL OCCUPATION, OTHER CORPORATE AND CIVIC AFFILIATIONS AND PRINCIPAL OCCUPATIONS DURING THE PAST FIVE YEARS OF NOMINEE	AGE	DIRECTOR SINCE
Betsy Henley-Cohn Chairperson of the Board of Directors and Treasurer, Joseph Cohn and Son, Inc., New Haven, Connecticut, a construction sub-contracting business. Also, Chairperson of BIW Limited, a water utility; and Director, The United Illuminating Company and former Director of The Aristotle Corporation and Citizens Bank of Connecticut.	50	1989
John L. Lahey President, Quinnipiac University, Hamden,Connecticut. Also, Director, Quinnipiac University, The United Illuminating Company, Yale New Haven Hospital, The Aristotle Corporation, and Regional Plan Association Board, New York, New York; and Member, Greater New Haven Regional Leadership Council.	56	1994
F. Patrick McFadden, Jr. Retired Chairman of the Board of Directors, Citizen's Bank of Connecticut, New Haven, Connecticut, a commercial banking institution. During 1997, Mr. McFadden was President, Chief Executive Officer and Director, The Bank of New Haven and BNH Bancshares, Inc., New Haven, Connecticut, commercial banking institutions. Also, Vice-Chairman of the Board of Directors, Yale-New Haven Health Services Corporation; Director, The United Illuminating Company and Higher One, a banking company; and Member, Representative Policy Board of the South Central Connecticut Regional Water District.	65	1987
Daniel J. Miglio Retired Chairman, President and Chief Executive Officer of SNET Corporation and the Southern New England Telephone Company, New Haven, Connecticut, telecommunications companies. Also, Director, The United Illuminating Company, Yale-New Haven Health Services Corporation and Corporator, New Haven Savings Bank. Chairman, International Festival of Arts and Ideas.	62	1999
William F. Murdy Chairman of the Board of Directors and Chief Executive Officer of Comfort Systems USA, a national consolidation of heating, ventilation, air conditioning and related services companies serving the commercial and industrial markets. From late 1997 until July of 1999, Mr. Murdy served as Chairman, President and Chief Executive Officer of LandCare USA, Inc., a national consortium of large commercial landscape and tree service companies; and from July of 1999 until his election as Chairman of the Board of Directors and Chief Executive Officer of Comfort Systems USA in 2000, he served as Interim President and Chief Executive Officer of Club Quarters, a chain of corporate membership hotels. Also, Director, The United Illuminating Company, NetVersant Solutions, Eventra and Simulis; and Member, National Board and Executive Committee of Business Executives for National Security, the Council on Foreign Relations, the Board of Trustees of the Association of Graduates of the U.S. Military Academy, and the National Advisory Board of the Boy Scouts of America.	61	2001
James A. Thomas Associate Dean, Yale Law School, New Haven, Connecticut. Also, Trustee, Yale New Haven Hospital; Director, The United Illuminating Company, People's Bank, Sea Research Foundation and Imagistics International Inc.; and Chairman of the Board of Trustees, People's Mutual Holdings.	64	1992

NAME, PRINCIPAL OCCUPATION, OTHER CORPORATE AND CIVIC AFFILIATIONS AND PRINCIPAL OCCUPATIONS DURING THE PAST FIVE YEARS OF NOMINEE	AGE	DIRECTOR SINCE
Nathaniel D. Woodson Chairman of the Board of Directors, President and Chief Executive Officer, UIL Holdings Corporation; Chairman of the Board of Directors and Chief Executive Officer, The United Illuminating Company, a direct subsidiary of UIL Holdings Corporation; and Chairman of the Board of Directors, United Resources, Inc., a direct subsidiary of UIL Holdings Corporation. Mr. Woodson served as President of The United Illuminating Company during the period February 23, 1998 to May 20, 1998; President and Chief Executive Officer during the period May 20, 1998 to December 31, 1998; and Chairman of the Board of Directors, President and Chief Executive Officer of The United Illuminating Company during the period December 31, 1998 to February 1, 2001. He has served as Chairman of the Board of Directors and Chief Executive Officer of The United Illuminating Company since February 1, 2001 and Chairman of the Board of Directors, President and Chief Executive Officer of UIL Holdings Corporation since its inception on March 22, 1999. Also, Director, New Haven Savings Bank, The Enterprise Center, CURE (Connecticut United for Research Excellence) and Empower New Haven; Trustee, Yale-New Haven Hospital; Member, Governor's Council on Competitiveness and Technology; and Chairman, Regional Leadership Council and Regional Growth Partnership; Board Member International Festival of Arts and Ideas.	61	1998

INFORMATION REGARDING THE BOARD OF DIRECTORS

During the year 2002, the board of directors of UIL Holdings held twelve meetings. The average attendance record of the directors was 96.0% for meetings of the UIL Holdings' board of directors and its committees held during 2002.

Ms. Henley-Cohn and Messrs. Croweak, McFadden and Woodson serve on the Executive Committee of the board of directors. The Executive Committee is a standing committee that has and may exercise all the powers of the board of directors when it is not in session. The Executive Committee of UIL Holdings' board of directors held one meeting during 2002.

Ms. Henley-Cohn and Messrs. Carson, Croweak, Miglio, Murdy and Thomas serve on the Audit Committee of the board of directors. The Audit Committee is a standing committee that oversees financial accounting and reporting practices; evaluates the reliability of the system of internal controls; assures the objectivity of independent audits; explores other issues that it deems may potentially affect UIL Holdings; and makes recommendations in these regards to the officers and to the board of directors. The Audit Committee of UIL Holdings' board of directors held eleven meetings during 2002. All members of the Audit Committee are independent as defined in the listing standards of the New York Stock Exchange. On May 17, 2000, the board of directors adopted an Audit Committee Charter that meets the current requirements of the Securities Exchange Commission and New York Stock Exchange. The charter is currently under review and will be revised when the New York Stock Exchange rules are modified, in accordance with the Sarbanes-Oxley Act of 2002.

Ms. Albright and Messrs. Carson, Chase, Lahey, McFadden and Miglio serve on the Compensation and Executive Development Committee of the board of directors. The Compensation and Executive Development Committee is a standing committee that reviews the performance of the officers; reviews and recommends to the board of directors the levels of compensation and other benefits paid and to be paid to the officers; reviews and administers incentive compensation programs for the officers; recommends to the board of directors changes in these programs; reviews the recommendations of management for its succession planning and the selection of officers; and reviews the investment standards, policies and objectives established for, and the performance and methods of, the pension plan investment managers. The Compensation and Executive Development Committee of UIL Holdings' board of directors held five meetings during 2002.

Ms. Albright and Messrs. Breslawsky, Chase, Croweak, Lahey, McFadden and Murdy serve on the Corporate Governance/Nominating Committee of the board of directors. The Corporate Governance/Nominating Committee is a standing committee that recommends policy with respect to the composition, organization, practices and compensation of the board of directors and performs the nominating function for the board of directors. The Corporate Governance/Nominating Committee of UIL Holdings' board of directors held two meetings during 2002. The Corporate Governance/Nominating Committee will consider nominees for election as directors recommended by shareowners upon the timely submission of the names of such nominees with their qualifications and biographical information forwarded to the Committee in care of the Corporate Secretary of UIL Holdings.

Ms. Henley-Cohn and Messrs. Breslawsky, Carson, Miglio, Thomas and Woodson serve on the Strategic Direction and Finance Committee of the board of directors. The Strategic Direction and Finance Committee is a standing committee that assists the Chief Executive Officer and senior management with the development of an overall strategic plan, taking into account key strategic issues and providing a focus for defining and implementing the annual goals and projects comprising corporate business and operational plans. The committee also reviews the financial decisions and transactions necessary to execute the strategic plan, and examines, at least annually, projected income, cash flow and capital structure. The Strategic Direction and Finance Committee of UIL Holdings' board of directors held one meeting during 2002.

TRANSACTIONS WITH MANAGEMENT

Under a lease agreement dated May 7, 1991, one of UIL Holdings' direct subsidiaries, The United Illuminating Company (UI), leased its corporate headquarters offices in New Haven from Connecticut Financial Center Associates Limited Partnership, which is controlled by Arnold L. Chase and members of his immediate family. During 2002, UI's lease payments to the partnership totaled $7.6 million.

A subsidiary of United Resources, Inc., United Capital Investments, Inc. (UCI), invested $3.9 million in 2000 and 2001 to purchase a minority ownership interest in Gemini Networks, Inc. (Gemini). Gemini proposes to develop, build, and operate an open-access, hybrid fiber coaxial communications network serving business and residential customers in the northeastern United States. Gemini is a corporation controlled by the David T. Chase family, and Arnold L. Chase is the President and a Director of Gemini. In June 2002, UCI wrote its investment in Gemini down to one dollar, because the telecommunications sector had suffered substantial losses in value, and because UCI concluded that Gemini was unlikely to continue its network development in the absence of additional financing.

CORPORATE GOVERNANCE STANDARDS

The board of directors has approved the following corporate governance standards for the discharge of its duties to UIL Holdings and its shareowners:

The Board of Directors (the Board) of UIL Holdings will discharge its duties in accordance with both the letter and the spirit of all of the laws and governmental regulations that are applicable to UIL Holdings and its operations, including the Standards of Conduct prescribed for individual Directors by the Connecticut Business Corporation Act. This is the Board's primary governance standard; and the following requirements and proscriptions, which are reviewed by the Board annually and are subject to revision from time to time, are intended to serve as supportive standards in this regard.

BOARD MEMBERS

- The entire Board will be elected annually.
- A Director will not be a candidate for re-election after his or her seventieth birthday.
- As a general rule, former executive officers of UIL Holdings will not be candidates for election as Directors.
- A Director will not be a candidate for election to a fourth term unless he or she is the beneficial owner, directly or indirectly, of at least 5,000 shares of UIL Holdings' common stock.

BOARD COMMITTEES

- Committees of the Board, and members of committees of the Board, will be appointed by affirmative vote of Directors holding a majority of the Directorships.

- The membership of the Audit Committee and the Compensation and Executive Development Committee will consist entirely of independent Directors.

- The Corporate Governance/Nominating Committee will review, annually, the effectiveness of the Board.

FUNCTIONING OF THE BOARD

- Directors will receive materials relative to agenda items as far in advance of Board meetings as feasible.

- When the Chief Executive Officer of UIL Holdings serves as the Chairman of the Board, the senior independent Director, in terms of service, will preside at meetings of the Board at which the Chairman of the Board and Chief Executive Officer is not in attendance, and at executive sessions of independent Directors of the Board, and will also serve as an ex officio member of the Committee on Directors of the Board.

- The Board will review, annually, a strategic plan and approve, annually, an operating plan for UIL Holdings.

OFFICERS

- The Board will evaluate, annually, in an executive session of independent Directors of the Board, the performance of the Chief Executive Officer of UIL Holdings.

- The Chief Executive Officer will report, annually, to the Compensation and Executive Development Committee of the Board, and to the Board, regarding succession planning and management development.

- Acceptance by any Officer of UIL Holdings of a compensated appointment to the governing body of another business entity will be subject to prior approval by the Board.

- Officers of UIL Holdings will be required to be beneficial owners, directly or indirectly, of shares of the common stock of UIL Holdings in amounts and within time periods determined by the Chief Executive Officer of UIL Holdings.

- Incentive compensation plans will link compensation directly and objectively to measurable goals set in advance by the Board on the recommendation of the Compensation and Executive Development Committee of the Board.

- Awarded stock options will not be repriced, except in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, distribution of assets or other change in the corporate structure or shares of UIL Holdings.

VOTE REQUIRED FOR APPROVAL

Under Connecticut law and UIL Holdings' bylaws, assuming that a quorum is present at the meeting, directors will be elected by a plurality of the votes cast at the meeting. Withholding authority to vote for a director nominee will not prevent that director nominee from being elected. Cumulative voting for directors is not permitted under Connecticut law unless a corporation's certificate of incorporation provides for cumulative voting rights. UIL Holdings' certificate of incorporation does not contain a provision for cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSAL CONCERNING THE ELECTION OF DIRECTORS.

STOCK OWNERSHIP OF DIRECTORS AND OFFICERS

The following table shows the number of shares of UIL Holdings' common stock beneficially owned, directly or indirectly, as of March 10, 2003, by (i) each director of UIL Holdings, (ii) the person who served as Chief Executive Officer of UIL Holdings during 2002, (iii) each of the three other most highly compensated persons who served as executive officers of UIL Holdings at the end of 2002, (iv) two additional highly compensated persons who served as executive officers of UIL Holdings during 2002, and (v) all of the directors and executive officers of UIL Holdings serving as of December 31, 2002 as a group.

NAME OF INDIVIDUAL OR NUMBER OF PERSONS IN GROUP	SHARES	STOCK OPTIONS	STOCK UNITS	TOTAL SHARES BENEFICIALLY OWNED DIRECTLY OR INDIRECTLY*
Thelma R. Albright	265	9,000	9,468	18,733
Marc C. Breslawsky	100	9,000	10,996	20,096
David E. A. Carson	1,175	9,000	15,632	25,807
Arnold L. Chase	237,800	4,500	4,193	246,493
John F. Croweak	980	9,000	6,092	16,072
Betsy Henley-Cohn	4,691	-	2,907	7,598
John L. Lahey	5,130	4,813	1,584	11,527
F. Patrick McFadden, Jr.	2,827	4,500	4,361	11,688
Daniel J. Miglio	8,000	-	4,638	12,638
William F. Murdy	2,500	-	1,390	3,890
James A. Thomas	2,563	3,000	2,400	7,963
Nathaniel D. Woodson	38,559	120,749	-	159,308
Louis J. Paglia	3,095	-	-	3,095
Charles J. Pepe	2,607	-	-	2,607
Susan E. Allen	2,383	1,734	-	4,117
Robert L. Fiscus	32,301	54,124	-	86,425
Gregory E. Sages	1,797	5,700	-	7,497
15 Directors and Officers serving as of December 31, 2002 as a group	312,675	190,963	63,661	567,299

*The number of shares of common stock beneficially owned by Mr. Chase, as listed in the above stock ownership table, is approximately 1.7% of the 14,460,680 shares of common stock outstanding as of March 10, 2003. The number of shares of common stock beneficially owned by each of the other persons included in the table is less than 1.0% of the outstanding shares of common stock as of March 10, 2003; and the number of shares of common stock beneficially owned by all of the directors and officers as a group represents approximately 3.0% of the outstanding shares of common stock as of March 10, 2003.

The number of shares listed in the above stock ownership table includes those held for the benefit of officers that are participating in the 401(k)/Employee Stock Ownership Plan; shares that may be acquired as of March 10, 2003 through the exercise of stock options under UIL Holdings' 1990 and 1999 Stock Option Plans; and stock units that are in stock accounts under the Non-Employee Directors Common Stock and Deferred Compensation Plan, described below at "Director Compensation." Stock units in this plan are payable, in an equivalent number of shares of UIL Holdings' common stock, upon termination of service on the board of directors.

The numbers in the above stock ownership table are based in part on reports furnished by the directors and officers. The shares reported for Mr. Chase do not include shares held by other members of his family or entities owned or controlled by him and them, which are described at "Principal Shareowners" above. Mr. Chase does not admit beneficial ownership of any shares other than those shown in the foregoing table, and he has denied that he has acted, or is acting, as a member of a partnership, limited partnership or syndicate, or group of any kind for the purpose of acquiring, holding or disposing of UIL Holdings' common stock. With respect to other directors and officers, the shares reported in the above stock ownership table include, in some instances, shares held by the immediate families of directors and officers or entities controlled by directors and officers, the reporting of which is not to be construed as an admission of beneficial ownership. All officers of UIL Holdings are required to own stock in the corporation. The Chief Executive Officer is required to own stock with a value approximately equal to three times his annual salary.

Each of the persons included in the above stock ownership table has sole voting and investment power as to the shares of common stock beneficially owned, directly or indirectly, by him or her, except that voting and investment power is held by the other people or entities described below with respect to the number of shares listed opposite their respective names:

NAME	NUMBER OF SHARES	NAME OF OTHER PERSON OR ENTITY HOLDING VOTING AND INVESTMENT POWER
David E. A. Carson	191	Spouse
Robert L. Fiscus	700	Trust
Betsy Henley-Cohn	2,035	Trust
Nathaniel D. Woodson	37,919	General Partnership Trust
Charles J. Pepe	24	Custodian for Minor Child

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires UIL Holdings' directors and officers, and persons who own more than 10% of a registered class of UIL Holdings' equity securities, to file with the Securities and Exchange Commission (SEC) and The New York Stock Exchange initial reports of ownership and reports of changes in ownership of UIL Holdings' common stock and other equity securities of UIL Holdings. Directors, officers and greater-than-ten-percent shareowners are required by SEC regulations to furnish UIL Holdings with copies of all Section 16(a) forms they file.

To UIL Holdings' knowledge, based solely on review of reports furnished to UIL Holdings and written representations that no other reports were required, during the fiscal year ended December 31, 2002 all Section 16(a) filing requirements applicable to its directors, officers and greater-than-ten-percent shareowners were complied with except as follows: (a) each of the directors made an untimely filing with respect to the issuance of shares under the Dividend Reinvestment Plan (DRP) on October 1, 2002; and (b) Thelma R. Albright, Marc C. Breslawsky, David E. A. Carson, Arnold L. Chase, Daniel J. Miglio and William F. Murdy each made untimely filings with respect to grants of phantom stock made under the Non-Employee Directors Common Stock and Deferred Compensation Plan on December 31, 2002 in lieu of payment for their attendance at board and committee meetings during the period from September through December of 2002. The untimely filings were due to the January 2003 completion of the interpretation and implementation of the new requirements under the Sarbanes-Oxley Act of 2002.

EXECUTIVE COMPENSATION

The following table shows the annual and long-term compensation, for services in all capacities to UIL Holdings and its subsidiaries for the years 2002, 2001 and 2000, of (i) the person who served as UIL Holdings' Chief Executive Officer during 2002, (ii) the three other most highly compensated executive officers of UIL Holdings who were serving as its executive officers at December 31, 2002 and (iii) two additional highly compensated executive officers of UIL Holdings who served as executive officers during 2002 (the Chief Financial Officer who served the first half of 2002 and the Vice President of Finance who resigned prior to 12/31/02):

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION SALARY($)	BONUS($)	LONG-TERM COMPENSATION SECURITIES UNDERLYING OPTIONS/SARS(#)	LTIP PAYOUTS($)	ALL OTHER COMPENSATION($)
Nathaniel D. Woodson	2002	$538,575	-	87,000	-	$6,126
Chairman of the Board of	2001	482,000	$289,300	46,000	-	6,061
Directors, President and Chief Executive Officer	2000	421,750	210,000	36,500	$152,797	5,950
Louis J. Paglia (1)	2002	$176,761	$23,600	20,000	-	$2,874
Executive Vice President and	2001	-	-	-	-	-
Chief Financial Officer	2000	-	-	-	-	-
Charles J. Pepe	2002	$151,500	$29,425	4,000	-	$7,636
Treasurer and Assistant	2001	137,625	39,700	2,900	-	7,280
Secretary	2000	124,750	37,500	3,400	$24,448	7,167
Susan E. Allen	2002	$140,750	$26,964	4,000	-	$5,445
Vice President, Investor	2001	121,000	35,000	2,900	-	5,223
Relations, Corporate Secretary and Assistant Treasurer	2000	93,377	12,918	1,700	-	3,991
Robert L. Fiscus	2002	$170,775	$32,500	-	-	$1,603,998(2)
Former UIL Holdings' Vice	2001	313,000	138,800	24,600	-	9,115
Chairman of the Board of Directors and Chief Financial Officer	2000	240,175	105,000	18,500	$122,238	8,966
Gregory E. Sages	2002	$187,083	-	11,000	-	$504,621(3)
Former UI Vice President Finance	2001	209,625	$98,400	12,500	-	5,812
	2000	90,750	29,400	4,600	-	38,109

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(1) Mr. Paglia joined UIL Holdings on April 22, 2002.
(2) Mr. Fiscus retired from UIL Holdings Corporation on June 29, 2002. Following his retirement, Mr. Fiscus received a distribution in an amount of $1,545,288 for his supplemental retirement benefits, as more fully described below (see page 15) in the description of his employment arrangements, and accrued vacation of $53,323. Mr. Fiscus was credited with $5,387 in cash contributions to the 401(k)/Employee Stock Ownership Plan.
(3) Mr. Sages resigned from UI effective November 12, 2002. Following his resignation, Mr. Sages entered into a Severance and Release Agreement pursuant to which he received a lump sum payment of $487,500 as more fully described below (see page 15) in the description of his employment arrangements, and accrued vacation of $11,225. Mr. Sages was credited with $5,896 in cash contributions to the 401(k)/Employee Stock Ownership Plan.

None of the persons named in the table received any cash compensation in any of the years shown other than the amounts appearing in the columns captioned "Salary($)," "Bonus($)," "LTIP Payouts($)" and "All Other Compensation($)". None of these persons received, in any of the years shown, any cash-equivalent form of compensation, other than through participation in group life, health and hospitalization plans that are available generally to all salaried employees and the dollar value of which, together with the dollar value of all other non-cash perquisites and other personal benefits received by that person, did not exceed the lesser of $50,000 or 10% of the total salary and bonus compensation received by him or her for the year.

The amounts appearing in the column captioned "Annual Compensation - Bonus($)" in the above table are awards earned pursuant to the Executive Incentive Compensation Program described below.

The amounts appearing in the column captioned "Long-Term Compensation - Securities Underlying Options/SARs (#)" are numbers of stock options on shares of UIL Holdings' common stock granted under the 1999 Stock Option Plan. The options are exercisable at the rate of one-third of the options on each of the first three anniversaries of the grant date.

The amount listed for each person in the column captioned "Long-Term Compensation - LTIP Payouts($)" for the year 2000 is the amount earned for the 1998-2000 performance period under the 1996 Long-Term Incentive Program. The cash payouts were made in February 2001. The 1996 Long-Term Incentive Program was established for the purposes of (i) promoting the long-term success of UIL Holdings' direct subsidiary, UI, by attracting, retaining and providing financial incentives to key employees in a position to make significant contributions toward that success, (ii) linking the interests of the key employees to the interests of the shareowners, and (iii) encouraging the key employees to maintain proprietary interests in UI and achieve extraordinary job performance levels. Under the program, the final three-year performance period commenced on January 1, 1998. In 1999, stock options under the 1999 Stock Option Plan described below were substituted for the 1996 Long-Term Incentive Program.

The amounts appearing in the column captioned "All Other Compensation," except the amounts shown for Mr. Fiscus and Mr. Sages, are cash contributions to the 401(k)/Employee Stock Ownership Plan on behalf of each of the persons named for (i) a company match of pre-tax elective deferral contributions by him or her to the plan from his or her salary and bonus compensation (included in the columns captioned "Salary($)" and "Bonus($)"), and (ii) an additional contribution equal to 25% of the dividends paid on his or her shares in the plan.

The UIL Holdings' Executive Incentive Compensation Program was established in 1985 for the purposes of (i) helping to attract and retain executives and key managers of high ability, (ii) heightening the motivation of those executives and key managers to attain goals that are in the interests of shareowners and customers, and (iii) encouraging effective management teamwork among the executives and key managers. Under this program, cash awards may be made each year to officers and key employees based on their achievement of pre-established performance levels with respect to specific shareowner goals, customer goals and individual goals for the preceding year, and upon an assessment of the officers' performance as a group with respect to strategic opportunities during that year. Eligible UIL Holdings' officers, performance levels and specific goals are determined each year by directors who are not employees, and incentive awards are paid following action by the board of directors after the close of the year. Incentive awards are made from individual target incentive award amounts, which are prescribed percentages of the individual participants' salaries, ranging from 16% to 70% depending on each participant's payroll salary grade or competitive market conditions. A participant may, by achieving his or her pre-established performance levels with respect to specific shareowner goals, customer goals and individual goals for a year, become eligible for an incentive award for this achievement of up to 150% of his or her target incentive award amount for that year.

EMPLOYMENT AGREEMENTS

UIL Holdings' direct subsidiary, UI, has entered into an employment agreement with Mr. Woodson, which continues in effect until terminated by UI at any time or by Mr. Woodson on six months' notice. This agreement provides that the annual salary rate of Mr. Woodson will be $400,000, subject to upward revision by the board of directors at such times as the salary rates for other officers are reviewed by the directors, and subject to downward revision by the board of directors contemporaneously with any general reduction of the salary rates of other officers, except in the event of a change in control of UIL Holdings. The salary paid to Mr. Woodson in 2000, 2001 and 2002, shown on the above table, was paid pursuant to this agreement. This agreement also provides that when Mr. Woodson's employment by UI terminates after he has served in accordance with its terms, UI will pay him an annual supplemental retirement benefit in an amount equal to the excess, if any, of (A) over (B), where (A) is 2.0% of his highest three-year average total salary and bonus compensation times the number of years (not to exceed 30) of his deemed service as an employee, and (B) is the annual benefit payable to him under the UI pension plan. The agreement also provides that for each of his first five years of actual service, Mr. Woodson will be credited with three years for purposes of calculating the pension benefit payable to him. If UI terminates Mr. Woodson's employment on less than three years' notice and without cause, he will receive four benefits: (i) He will be paid the present value of his supplemental retirement benefit. The present value of the benefit will be calculated by assuming that he retires at his normal retirement date and lives until the age when an average person dies. (ii) He will continue to receive his then-current salary for a period of three years. (iii) He will continue to participate in the employee benefit plans and programs for one year. (iv) If his termination occurs in connection with a change in control of UIL Holdings, the three-years' salary continuation benefit will be accelerated into an immediate lump-sum payment, and he will choose either a cash severance payment equal to a year of his then-current salary and bonus compensation, or an increase of any combination of years of age, or years of service as an employee, totaling six, for purposes of calculating his supplemental retirement benefit and the benefits payable under the UI retiree medical benefit plans. Under UIL Holdings' Change in Control Severance Plan, if Mr. Woodson's employment is terminated without cause within two years following a change in control of UIL Holdings, he will be entitled to receive, in lieu of his employment agreement termination benefits, a severance payment of three years' compensation at his then-current salary and bonus rate, an increase of three years of service in the calculation of his supplemental retirement benefit and the benefits payable under the UI retiree medical benefit plans, and three years of continued participation in its employee benefit plans and programs.

UIL Holdings has entered into an employment agreement with Mr. Paglia, which continues in effect until terminated by UIL Holdings at any time or by Mr. Paglia on six months' notice. This agreement provides an annual salary of $255,000, subject to upward revision by the board of directors at such times as the salary rates of other officers are reviewed by the directors, and subject to downward revision by the board of directors contemporaneously with any general reduction of the salary rates of other officers, except in the event of a change in control of UIL Holdings. The salary paid to Mr. Paglia in 2002, shown on the above table, was paid pursuant to this agreement. This agreement also provides that when Mr. Paglia's employment by UIL Holdings terminates after he has served in accordance with its terms, UIL Holdings will pay him an annual supplemental retirement benefit in an amount equal to the excess, if any, of (A) over (B), where (A) is 2.0% of his highest three-year average total salary and bonus compensation, times the number of years of his deemed service as an employee, and (B) is the benefit payable to him under the UIL Holdings pension plan. If UIL Holdings terminates Mr. Paglia's employment without cause, he will receive three benefits: (i) he will be paid the present value of his supplemental retirement benefit, which will be calculated based on the addition of two years of service as an employee (the present value of the benefit will be calculated by assuming that he retires at his normal retirement date and lives until the age when an average person dies); (ii) he will receive a lump sum payment in an amount equal to his base salary and bonus earned prior to his termination, plus two times his base salary and bonus compensation immediately prior to the date of his termination; and (iii) he will continue to participate in the employee benefit plans and programs of UIL Holdings for two years. Under UIL Holdings' Change in Control Severance Plan, if Mr. Paglia's employment is terminated without cause within two years following a change in control of UIL Holdings, he will be entitled to receive, in lieu of his employment agreement termination benefits, a severance payment of two years' compensation at his then-current salary and bonus rate, an increase of two years of service in the calculation of his supplemental retirement benefit and the benefits payable under the UIL Holdings retiree medical benefit plans, and two years of continued participation in its employee benefit plans and programs.

UIL Holdings' direct subsidiary, UI, has also entered into employment agreements with Ms. Allen and Mr. Pepe, each of which continues in effect until terminated by UI at any time or by the officer on six months' notice. These agreements provide that the annual salary rates of Ms. Allen and Mr. Pepe will be $100,000 and $100,000, respectively, subject to upward revision by the board of directors at such times as the salary rates for other officers are reviewed by the directors, and subject to downward revision by the board of directors contemporaneously with any general reduction of the salary rates of other officers, except in the event of a change in control of UIL Holdings. The salaries paid to Ms. Allen and Mr. Pepe in 2000, 2001 and 2002, shown on the above table, were paid pursuant to these agreements. Mr. Pepe's agreement also provides that when his employment by UI terminates after he has served in accordance with its terms, UI will pay him an annual supplemental retirement benefit in an amount equal to the excess, if any, of (A) over (B), where (A) is 1.9% of his highest three-year average total salary and bonus compensation times the number of years of his service as an employee, which number of years is not to exceed 25 years, plus 0.1% of his highest three-year average total salary and bonus times the number of years of his service as an employee in excess of 25 years, which number of years is not to exceed 5 years, and (B) is the annual benefit payable to him under the UI pension plan. If UI terminates Mr. Pepe's employment without cause, he will choose either a severance payment equal to two years of his then-current salary and bonus compensation, or an increase of any combination of years of age, or years of service as an employee, totaling six, for purposes of calculating his retirement benefit and the benefits payable under the UI retiree medical benefit plans. If UI terminates Ms. Allen's employment without cause, she will receive a severance payment equal to two years of her then-current salary and bonus, two years of continued participation in UI's employee benefit plans and programs, and the addition of two years of service as an employee for purposes of calculating her retirement benefit and the benefits payable to her under the UI retiree medical benefit plans. Under UIL Holdings' Change in Control Severance Plan, if the employment of either of these officers is terminated without cause within two years following a change in control of UIL Holdings, the officer will be entitled to receive, in lieu of his or her employment agreement termination benefits, a severance payment of two years' compensation at his or her then-current salary and bonus rate, an increase of two years of service in the calculation of his or her retirement benefit and the benefits payable under the UI retiree medical benefit plans, and two years of continued participation in its employee benefits plans and programs.

UIL Holdings' direct subsidiary, UI, was a party to an employment agreement with Mr. Fiscus, which terminated upon his retirement on June 30, 2002, at which time UI entered into a consulting agreement with him as described below. Mr. Fiscus' employment agreement provided an annual salary of $218,400, subject to revision by the board of directors at such times as the salary rates of other officers were reviewed by the directors, and subject to downward revision by the board of directors contemporaneously with any general reduction of the salary rates of other officers, except in the event of a change in control of UIL Holdings. The salary paid to Mr. Fiscus in 2000, 2001 and 2002, shown on the above table, was paid pursuant to this agreement. This agreement also provided an annual supplemental retirement benefit in an amount equal to the excess, if any, of (A) over (B), where (A) was 2.2% of his highest three-year average total salary and bonus compensation, times the number of years of his deemed service as an employee (not to exceed 30 years), and (B) was the annual benefit payable to him under the UI pension plan. Mr. Fiscus received a supplemental retirement benefit of $1,545,288 following his retirement on June 30, 2002. UIL Holdings has entered into a consulting agreement with Mr. Fiscus, which continues in effect until June 30, 2004 or until either party terminates the consulting arrangement upon thirty days written notice. This agreement provides that the annual retainer fee for Mr. Fiscus will be $170,000. This agreement also provides that Mr. Fiscus is an independent contractor in rendering services to UIL Holdings and that he is ineligible to participate in any of the benefit programs that UIL Holdings maintains for its employees.

UIL Holdings' direct subsidiary, UI, was also a party to an employment agreement with Mr. Sages, which terminated as of his resignation on November 12, 2002. Mr. Sages' employment agreement provided an annual salary of $165,000, subject to upward revision by the board of directors at such times as the salary rates for other officers were reviewed by the directors, and subject to downward revision by the board of directors contemporaneously with any general reduction of the salary rates of other officers, except in the event of a change in control of UIL Holdings. The salary paid to Mr. Sages in 2000, 2001 and 2002, shown on the above table, was paid pursuant to this agreement. This agreement also provided for severance payments upon Mr. Sages' termination of employment without cause. In connection with Mr. Sages' resignation, UI entered into a severance and release agreement with him, and his employment agreement was terminated without the provisions relating to severance being given effect. Under his severance and release agreement, UI made a lump sum payment to Mr. Sages of $487,500 on December 24, 2002 and paid its share of the premiums for the continuation of Mr. Sages' group medical and dental insurance through November 30, 2002.

A trust fund has been established for the funding of the supplemental retirement benefits accruing under the employment agreements with Messrs. Woodson, Pepe and other officers and to ensure the performance of payment obligations under each of these employment agreements. The trust fund also provides funding for UIL Holdings' Change in Control Severance Plan in the event of a change in control of UIL Holdings.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

NAME	NUMBER OF SECURITIES UNDERLYING OPTIONS/SARS GRANTED (#)	% OF TOTAL OPTIONS/SARS GRANTED TO EMPLOYEES IN FISCAL YEAR	EXERCISE OR BASE PRICE ($/SHARE)	EXPIRATION DATE	GRANT DATE PRESENT VALUE $ (1)
Nathaniel D. Woodson	87,000	45.5%	$56.605	03/25/12	$870,000
Louis J. Paglia	20,000	10.5	56.605	03/25/12	200,000
Charles J. Pepe	4,000	2.1	56.605	03/25/12	40,000
Susan E. Allen	4,000	2.1	56.605	03/25/12	40,000
Robert L. Fiscus	-	-	-	-	-
Gregory E. Sages	11,000	5.8	56.605	03/25/12	110,000

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(1) Based on valuations using the binomial option methodology. Specific factors included in the valuation include: 3 year volatility of 19.85%, a risk-free interest rate of 5.75%, a 3 year dividend yield of 6.59% and a time to exercise of 10 years. The binomial option methodology is used to determine the executive stock option grants.

These grants consist of stock options on shares of UIL Holdings' common stock granted on March 25, 2002 to Messrs. Woodson, Paglia, Pepe, Sages, and Ms. Allen. The options include reload rights and are exercisable at the rate of one-third of the options on each of the first three anniversaries of the grant date.

STOCK OPTION EXERCISES IN 2002 AND YEAR-END OPTION VALUES

The following table shows aggregated common stock option exercises during 2002 by (i) the Chief Executive Officer of UIL Holdings, (ii) each of the other three most highly compensated persons who served as executive officers of UIL Holdings at the end of 2002 and (iii) two additional highly compensated persons who served as executive officers of UIL Holdings during 2002, including the aggregate value of gains realized on the dates of exercise. In addition, this table shows the number of shares covered by both exercisable and unexercisable options as of December 31, 2002. Also reported are the values as of December 31, 2002 for "in-the-money" options, calculated as the positive spread between the exercise price of existing options and the year-end fair market value of UIL Holdings' common stock.

The amounts listed in the column captioned "Value of Unexercised In-the-Money Options/SARs at FY-End($)" in the table below represent the fair market value of the shares of common stock underlying the options listed as of December 31, 2002 ($34.87 per share) minus the exercise price.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

	SHARES ACQUIRED ON	VALUE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS/SARS AT FY-END(#)		VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS/SARS AT FY-END($)	
NAME	EXERCISE(#)	REALIZED($)	EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
Nathaniel D. Woodson	26,167	$311,884	120,749	145,832	$0	$0
Louis J. Paglia	-	-	-	20,000	0	0
Charles J. Pepe	5,734	46,390	-	7,066	0	0
Susan E. Allen	567	6,260	1,734	6,499	0	0
Robert L. Fiscus	38,334	592,342	54,124	-	0	0
Gregory E. Sages	1,534	15,770	5,700	-	0	0

RETIREMENT PLANS

The following table shows the estimated annual benefits payable as a single life annuity under UI's qualified defined benefit pension plan on retirement at age 65 to persons in the earnings classifications and with the years of service shown. Retirement benefits under the plan are determined by a fixed formula, based on years of service and the person's average annual earnings during the three years during which the person's earnings were the highest, applied uniformly to all persons.

AVERAGE ANNUAL EARNINGS DURING THE HIGHEST 3 YEARS OF SERVICE	ESTIMATED ANNUAL BENEFITS PAYABLE AT AGE 65				
	20 YEARS	25 YEARS	30 YEARS	35 YEARS	40 YEARS
$100,000	$32,000	$40,000	$48,000	$48,000	$48,000
150,000	48,000	60,000	72,000	72,000	72,000
200,000 (or higher)	64,000	80,000	96,000	96,000	96,000

Earnings amounts listed in the column captioned "Average Annual Earnings During the Highest 3 Years of Service" include annual salary and cash bonus awards paid under the Executive Incentive Compensation Program. See "Executive Compensation" above. The annual estimated benefit amounts shown in the table are not subject to any deduction for Social Security or other offset amounts.

Internal Revenue Code Section 401(a)(17) limits earnings used to calculate qualified plan benefits to $200,000 for 2002. This limit was used in the preparation of the table. The board of directors has funded a supplemental executive retirement plan trust that permits the directors to pay supplemental retirement benefits to Messrs. Woodson, Pepe and other officers individually selected by the directors in amounts sufficient to prevent these Internal Revenue Code limitations from adversely affecting their retirement benefits determined by the pension plan's fixed formula.

As of their last employment anniversary dates, Messrs. Woodson, Paglia, Pepe, and Ms. Allen had 5, 0, 24 and 19 years of service, respectively.

BOARD OF DIRECTORS
COMPENSATION AND EXECUTIVE DEVELOPMENT COMMITTEE
REPORT ON EXECUTIVE COMPENSATION

All of the members of the Compensation and Executive Development Committee of the board of directors (the committee) are non-employee directors.

The committee, with the assistance of an outside compensation consulting firm, formulates all of the objectives and policies relative to the compensation of the Chief Executive Officer and other officers and key employees of UIL Holdings and its subsidiaries, subject to approval by the entire board of directors; and the committee recommends to the board of directors all of the elements of the officers' compensation arrangements, including the design and adoption of compensation programs, the identity of program participants, salary grades and structure, annual payments of salaries, and any awards under annual incentive and long-term incentive programs. The committee held five meetings in 2002, met in executive session three times, and utilized the expertise of outside consultants multiple times.

The compensation of UIL Holdings' officers for the year 2002, as described above at "Executive Compensation," was paid and awarded to the named individuals, other than Mr. Paglia, as officers of both UIL Holdings and its direct subsidiary, The United Illuminating Company (UI). The compensation paid and awarded to Mr. Paglia was as an officer of UIL Holdings.

The year 2002 basic executive compensation program consisted of three components: annual salaries, bonuses under an annual incentive compensation program, and long-term incentive program awards. The overall objective of this program is to attract and retain qualified executives and to produce strong financial performance for the benefit of shareowners, while providing a high level of service and value for our customers. Accordingly, all of the committee's decisions in 2002 have ultimately been based on the committee's assessment of UIL Holdings' performance in these regards. As benchmarks for 2002, the committee compared UIL Holdings' overall compensation levels and programs relative to other energy service and general industry companies of comparable-size. Other factors that were considered were UIL Holdings' corporate strategic objectives and challenges tha were faced by the corporation.

The committee formulated annual salary ranges for the officers by periodic comparisons to rates of pay for comparable positions in other energy services companies, as reported in the 2002 Edison Electric Institute's Executive Compensation Survey (the 2002 EEI Survey) and in general industry, as reported in the Tower's Perrin 2002 Executive Compensation Database. The base salary range granted to each officer was based on a weighted blend of base salary levels for comparably-sized companies that reflects UIL Holdings' current portfolio based on revenues (65% median utility and 35% median general industry). Within the applicable range, each individual officer's annual salary was then set at a level that would compensate the officer for day-to-day performance, in the light of the officer's level of responsibility, past performance, prior year's salary and bonus, and potential future contributions to strategic objectives.

As described in detail above at "Executive Compensation," the annual incentive compensation program and the long-term incentive program have somewhat different purposes. Under the annual Executive Incentive Compensation Program, cash awards may be made each year to officers based on their achievement of performance levels formulated by the committee with respect to (1) specific shareowner financial goals, (2) specific corporate or business unit goals, (3) specific team/individual goals, and (4) a qualitative assessment of the officers' performance as a group with respect to strategic opportunities during that year, and based on such other factors as the committee deems relevant. The Long-Term Incentive Program rewards officers and key employees for contributing to the success of the Company and enables the Company to attract, retain and reward the best available officers and managerial employees. Under the Long-Term Incentive Program that was replaced by the 1999 Stock Option Plan approved by shareowners in 1999, long-term incentive awards were linked to the total return to the shareowners compared to a peer group of electric utilities. This program encouraged officers to continue their service, because the earning of each incentive award has been conditioned upon the officer's continued service for the award's three-year performance period. Continued service is also a key feature of the 1999 Stock Option Plan. As described above at "Executive Compensation," this plan provides the officers with incentives to contribute to UIL Holdings' success as measured by the market value of its common stock. Except as otherwise provided in the plan, an officer optionee may exercise a stock option only if he or she is, and has continuously been since the date that the stock option was granted, a full-time employee of UIL Holdings or one of its subsidiaries.

For 2002, the bonus opportunities of UIL Holdings' officers were targeted by the committee so that the combination of each officer's 2002 salary and annual Executive Incentive Compensation Program award, assuming that pre-established performance goals were met, would approximate, on average, the 50th percentile of the weighted blend of 65% median utility and 35% median general industry salary and target annual award opportunity levels for comparably-sized companies as reported in the 2002 EEI Survey. Goals were established to focus the officers' attention at the corporate level on shareowner financial measures or on a business unit "balanced scorecard," covering financial, operational, customer and human resource measures. For 2002, the pre-established shareowner financial goals, accounting for 70% of the bonus awards of the Chairman of the Board of Directors, President and Chief Executive Officer and the Vice Chairman of the Board of Directors and Chief Financial Officer and 70% of the other officers' bonus awards, included two measures: recurring earnings per share from operations and recurring cash from operations available for capital reduction or investment. The remaining 30% of the bonus awards of the Chairman of the Board of Directors, President and Chief Executive Officer, the Vice Chairman of the Board of Directors and Chief Financial Officer and other officers' bonus awards for 2002 were based on the committee's qualitative assessment of the performance of all corporate officers as a group with respect to 2002 strategic opportunities. For 2002, this assessment focused on the officers' achievements in the implementation of UIL Holdings' vision, which is to be the company of choice for customers, employees and shareowners and recognized as a leader by the communities served. The committee believed that the implementation plan should include items such as: (i) managing and operating the regulated business in a manner that preserves and protects its assets, produces a predictable and growing earnings stream from its distribution business (exclusive of changes in accelerated amortization) and improves operational excellence (cost management and customer satisfaction), (ii) managing and operating the non-utility businesses in a manner that will result in a compounded annual growth rate in total corporate earnings of at least 8-10%, and (iii) making profitable investments in non-utility businesses.

The officers' achievements with respect to 2002 pre-established shareowner financial goals were mixed: 0% of the recurring earnings per share from operations goal and 150% of the recurring cash available for capital reduction or investment goal. Achievements of business unit balanced scorecards were mixed, and ranged between 0% and 124% of the several businesses of UIL Holdings.

Overall, the committee's bonus awards for the CEO, CFO and business unit presidents for 2002 under the Executive Incentive Compensation Program for UIL Holdings' Officers ranged between 0% and 115% of the pre-established targeted awards, depending on the individual officer's achievements, reflecting a mixed performance by the officers.

Under the Long-Term Incentive Program, which is now the 1999 Stock Option Plan, the officers were awarded, in 2002, a total of 191,200 Non-qualified Stock Options, with reload rights. The number of options granted to each officer was based on a weighted blend of 65% median utility and 35% median general industry long-term award levels for comparably-sized companies. The committee believes that the blended use of energy services and general industry data recognizes the evolving nature of the corporation.

It is not expected that any compensation paid to an executive officer during 2003 will become non-deductible under Internal Revenue Code Section 162(m). Section 162(m) provides that no deduction will be available to a publicly-held corporation for any compensation in a tax year paid to any executive officer in excess of $1 million.

CHIEF EXECUTIVE OFFICER COMPENSATION FOR 2002

In March of 2002, the committee recommended, and the board of directors approved, a 2002 annual salary of $538,575 for Mr. Woodson, as Chairman of the Board of Directors, President and Chief Executive Officer. This annual salary was at the median of competitive salary data for the weighted blend of data from energy services and general industry companies of comparable size, as reported in the 2002, Tower's Perrin Executive Compensation Database. It was the committee's judgment that the salary was appropriate for an executive with the skills and abilities of Mr. Woodson to lead UIL Holdings forward in the competitive business environment for utilities. Mr. Woodson's bonus performance target for 2002 under the annual Executive Incentive Compensation Program was set at $385,770, consisting of a prerequisite threshold level of recurring earnings per share from operations goal and pre-established goals with respect to recurring cash from operations available for capital reduction or investment and strategic opportunities, as detailed above. At the conclusion of 2002, Mr. Woodson advised the Board that he would decline any bonus, given the difficult year experienced by the Company. The Board accepted Mr. Woodson's recommendation.

COMPENSATION AND EXECUTIVE DEVELOPMENT COMMITTEE

Thelma R. Albright
David E. A. Carson
Arnold L. Chase
John L. Lahey
F. Patrick McFadden, Jr.
Daniel J. Miglio (Chair)

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No director of UIL Holdings who served as a member of the Compensation and Executive Development Committee during 2002 was, during 2002 or at any time prior thereto, an officer or employee of UIL Holdings. During 2002, no director of UIL Holdings was an executive officer of any other entity on whose board of directors an executive officer of UIL Holdings served.

DIRECTOR COMPENSATION

Directors who are employees receive no compensation for their service as directors.

The remuneration of non-employee directors includes an annual retainer fee of $21,000, payable $9,000 for service during the first quarter of the year and $4,000 each for service during the second, third and fourth quarters of the year (the $9,000 retainer fee payable for service during the first quarter of the year is payable in shares of UIL Holdings' common stock or by credit to a stock account under the Non-Employee Directors Common Stock and Deferred Compensation Plan described below), plus a fee of $1,000 for each meeting of the board of directors or committee of the board of directors attended. Committee chairpersons receive an additional fee of $750 per quarter year. Non-employee directors are also provided travel/accident insurance coverage in the amount of $200,000.

The Non-Employee Directors Common Stock and Deferred Compensation Plan has two features: a mandatory common stock feature; and an optional deferred compensation feature. Each non-employee director has two accounts in the plan: a stock account for the accumulation of units that are equivalent to shares of common stock, and on which amounts equal to cash dividends on the shares of UIL Holdings' common stock represented by stock units in the account accrue as additional stock units; and a cash account for accumulation of the director's fees payable in cash that the director elects to defer, and on which interest accrues at the prime rate in effect at the beginning of each month at Citibank, N.A.

Under the common stock feature of the plan, a credit of stock units to each non-employee director's stock account in the plan is made on or about the first day of March in each year, unless the director elects to receive shares of common stock in lieu of having an equivalent number of stock units credited to his or her stock account. Each annual stock account credit consists of a number of whole and fractional stock units equal to the sum of 200 plus the quotient resulting from dividing the retainer fee for the first quarter of the year by the market value of UIL Holdings' common stock on the date of the credit.

Under the deferred compensation feature of the plan, a non-employee director may elect to defer receipt of all or part of (i) his or her retainer fee for service during the second, third and fourth quarters of each year, (ii) his or her committee chairperson fees, and/or (iii) his or her meeting fees, that are payable in cash. All amounts deferred are credited when payable, at the director's election, to either the director's cash account or to the director's stock account (in a number of whole and fractional stock units based on the market value of UIL Holdings' common stock on the date the fee is payable) in the plan.

All amounts credited to a non-employee director's cash account or stock account in the plan are at all times fully vested and nonforfeitable, and are payable only upon termination of the director's service on the board of directors. At that time, the cash account is payable in cash and the stock account is payable in an equivalent number of shares of common stock.

Under the 1999 Stock Option Plan each non-employee director was granted 4,500 stock options, with reload rights, on March 25, 2002. These options are exercisable at the rate of one-third of the options on each of the first three anniversaries of the grant date, at an exercise price per share of $56.605, which was the fair market value of UIL Holdings' common stock on March 25, 2002.

SHAREOWNER RETURN PRESENTATION

The line graph appearing below compares the yearly change in UIL Holdings' cumulative total shareowner return on its common stock with the cumulative total return on the S and P Composite-500 Stock Index, the S and P Public Utility Index and the S and P Electric Power Companies Index for the period of five fiscal years commencing 1998 and ending 2002.

	1997	1998	1999	2000	2001	2002
UIL	$100	$118	$124	$127	$138	$105
S and P 500	100	129	156	141	125	97
S and P PUB. UTY.	100	115	104	164	114	80
S and P EL. CO.	100	116	97	150	125	105

* ASSUMES THAT THE VALUE OF THE INVESTMENT IN UIL HOLDINGS' COMMON STOCK AND EACH INDEX WAS $100 ON DECEMBER 31, 1997 AND THAT ALL DIVIDENDS WERE REINVESTED. FOR PURPOSES OF THIS GRAPH, THE YEARLY CHANGE IN CUMULATIVE SHAREOWNER RETURN IS MEASURED BY DIVIDING (I) THE SUM OF (A) THE CUMULATIVE AMOUNT OF DIVIDENDS FOR THE YEAR, ASSUMING DIVIDEND REINVESTMENT, AND (B) THE DIFFERENCE IN THE FAIR MARKET VALUE AT THE END AND THE BEGINNING OF THE YEAR, BY (II) THE FAIR MARKET VALUE AT THE BEGINNING OF THE YEAR. THE CHANGES DISPLAYED ARE NOT NECESSARILY INDICATIVE OF FUTURE RETURNS MEASURED BY THIS OR ANY METHOD.

BOARD OF DIRECTORS
REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors (the committee) is responsible for providing independent, objective oversight of UIL Holdings' accounting functions and internal controls. The committee is comprised of six independent directors, and acts under a written charter adopted by the Board of Directors. The charter is currently under review and will be revised when the New York Stock Exchange rules are modified, in accordance with the Sarbanes-Oxley Act of 2002.

UIL Holdings' management, including its internal audit staff, is responsible for UIL Holdings' internal financial controls and the financial reporting process. UIL Holdings' independent public accountants are responsible for performing an independent audit of UIL Holdings' consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The committee's responsibility is to monitor and oversee these processes.

The committee's meetings are structured and conducted to facilitate and encourage open communications between the committee and UIL Holdings' internal audit staff, between the committee and UIL Holdings' independent public accountants, PricewaterhouseCoopers LLP, and between the committee and UIL Holdings' executive management.

During these meetings, the committee has reviewed and discussed with management and PricewaterhouseCoopers the quarterly financial statements included in quarterly reports on Form 10-Q filed with the Securities and Exchange Commission during the year ended December 31, 2002 and audited financial statements for the year ended December 31, 2002. Discussions with PricewaterhouseCoopers have also included the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees). PricewaterhouseCoopers has also provided to the committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees); and the committee has discussed with PricewaterhouseCoopers that firm's independence.

Based on its reviews and discussions with UIL Holdings' management, including its internal audit staff, and with PricewaterhouseCoopers, the committee recommended to the Board of Directors that UIL Holdings' audited financial statements for the year ended December 31, 2002 be approved and included in UIL Holdings' Annual Report on Form 10-K filed with the Securities Exchange Commission.

For the years ended December 31, 2002 and December 31, 2001, PricewaterhouseCoopers billed UIL Holdings the following fees for services rendered:

	2002	2001
Audit Fees (1)	$438,800	$ 388,300
Audit-Related Services Fees	176,913	870,103
Tax Services Fees	157,546	251,551
All Other Fees	0	80,115
Total Fees Billed	$773,259	$1,590,069

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(1) For the audit of UIL Holdings' annual financial statements for the year ended December 31, 2001 and 2002 and for review of the quarterly financial statements included in UIL Holdings' Quarterly Reports on Form 10-Q.

Included in the category "Audit-Related Services Fees" were fees billed for due diligence investigations performed in connection with proposed acquisitions of other businesses in an aggregate amount of $126,913 for 2002, and $831,103 for 2001. After review and discussion, the committee has concluded that PricewaterhouseCoopers' provision of non-audit services to UIL Holdings is compatible with maintaining PricewaterhouseCoopers' auditor independence. The committee has adopted a policy requiring pre-approval by the committee before PricewaterhouseCoopers is engaged for non-audit services.

AUDIT COMMITTEE

David E. A. Carson (Chair)
John F. Croweak
Betsy Henley-Cohn
Daniel J. Miglio
William F. Murdy
James A. Thomas

PROPOSAL NO. 2 - RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee of the Board of Directors, at a meeting held on February 14, 2003, voted to employ the firm of PricewaterhouseCoopers LLP to make an audit of the books and affairs of UIL Holdings for the fiscal year 2003. One or more representatives of PricewaterhouseCoopers LLP will attend the annual meeting, will be afforded the opportunity to make a statement if they desire to do so, and will be available to answer questions that may be asked by shareowners.

Shareowner ratification of the selection of PricewaterhouseCoopers LLP as UIL Holdings' independent auditors is not required by UIL Holdings' bylaws or otherwise. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the shareowners for ratification as a matter of good corporate practice. If the shareowners fail to ratify the selection, the Audit Committee will reconsider the selection of that firm. The Audit Committee in its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in the best interests of UIL Holdings and its shareowners.

VOTE REQUIRED FOR APPROVAL

Under Connecticut law and UIL Holdings' bylaws, assuming that a quorum is present at the meeting, the proposal to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as UIL Holdings' independent public accountants will be approved if the votes cast in favor of this action exceed the votes cast against it. Proxies marked to abstain from voting with respect to this action will not have the legal effect of voting against it.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSAL CONCERNING THE RATIFICATION OF THE SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS.

PROPOSAL NO. 3 - APPROVE THE UIL HOLDINGS CORPORATION 1999 AMENDED AND RESTATED STOCK PLAN

INTRODUCTION

On March 24, 2003, the board of directors of UIL Holdings (the "Board") adopted an amendment and restatement of The United Illuminating Company 1999 Stock Option Plan and approved the change in the name of such plan to the UIL Holdings Corporation 1999 Amended and Restated Stock Plan (the "Stock Plan"). Under the Stock Plan, a maximum of 1,350,000 shares of UIL Holdings' common stock is authorized for issuance upon exercise or granting of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, performance shares and other awards (collectively, "Awards"). No more than 200,000 shares of stock may be issued pursuant to Awards of restricted stock, restricted stock units and performance share awards. As of the end of February 2003, the total number of shares available for grants under the Stock Plan was approximately 572,800.

The following summary of the Stock Plan is qualified in its entirety by reference to the full text of the Stock Plan, which is attached to this Proxy Statement as Appendix A.

AMENDMENTS

The shareowners of The United Illuminating Company (UI) *originally approved* the Stock Plan (originally known as The United Illuminating Company 1999 Stock Option Plan) in 1999, and it originally became effective on March 22, 1999. Pursuant to the provisions of the Stock Plan, when UI was reorganized into a holding company structure in July of 2000, all of the stock options that had been granted and were outstanding were automatically converted into stock options to purchase shares of UIL Holdings' common stock on identical terms. UIL Holdings assumed the plan, and the board of directors of UIL Holdings, excluding the members who were employees, became the administrators of the plan.

Under the original provisions of the Stock Plan, a maximum of 650,000 shares of common stock could be purchased, and the maximum number of shares that could be covered by stock options granted in any one year to any employee was 50,000. The Stock Plan has served as the only long-term equity incentive program for management of UIL Holdings and UI since 1999.

In order to continue using the Stock Plan as the long-term equity incentive program for management and directors of UIL Holdings and UI, on March 25, 2002, the Board adopted and ratified amendments pursuant to which the 650,000-share limit on the number of shares of common stock that may be purchased be increased by 700,000 shares, to 1,350,000 shares, and the 50,000-share limit on the number of shares that may be covered by stock options granted in any one year to any employee be increased by 100,000, to 150,000 shares. The shareowners approved these amendments on May 15, 2002.

On March 24, 2003, the Board determined that the Stock Plan would more fully serve the shareowners' interests by providing the Administrator with enhanced flexibility in making Awards and ensuring that participants are treated fairly in the event of a change of control of UIL Holdings or one of its subsidiaries. The addition to the Stock Plan of SARs, Restricted Stock, Restricted Stock Units and Performance Shares allows the Administrator to fashion Awards so as to provide beneficial tax treatment to each participant while continuing to ensure that a participant's incentives align his or her interests with those of the shareowners generally. The addition to the Stock Plan of accelerated vesting of Awards upon a change of control of UIL Holdings or a subsidiary by which a participant is employed ensures that participants will be secure in the knowledge that they will receive the benefits of the Stock Plan to which they are entitled in the context of a change of ownership and management.

PURPOSE

The purpose of the Stock Plan is to promote the profitability of UIL Holdings and its subsidiaries by providing members of the Board, officers and certain key employees of UIL Holdings and its subsidiaries with incentives to contribute to the company's success and by enabling the company to attract, retain and reward the best available directors and managerial employees.

ADMINISTRATION

A committee of the Board (the "Administrator") will administer the Stock Plan. The Administrator will consist of not fewer than three members, each of whom is both a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934 ("Rule 16b-3") and an "outside director" for purposes of Section 162(m) of the Internal Revenue Code, as amended (the "Code").

Subject to the terms and conditions of the Stock Plan, the Administrator has the authority to select the directors and employees to whom Awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take other actions necessary or advisable for the administration of the Stock Plan (other than to reprice outstanding options). The Administrator may at any time suspend or terminate the Stock Plan subject to rights under Awards previously granted, and amend or modify the Stock Plan, provided that shareowner approval is generally required to increase the maximum number of shares subject to Awards, reduce the minimum option exercise price, extend the maximum option term beyond ten years, change the Stock Plan's eligibility requirements, or permit repricing of options.

ELIGIBILITY

Awards under the Stock Plan may be granted to directors, officers and key employees of UIL Holdings (or any current or future subsidiaries) selected by the Administrator for participation in the Stock Plan.

AWARDS

The Stock Plan provides that the Administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, performance shares and dividend equivalents, or any combination thereof, to any eligible plan participant. The Administrator will specify the number of shares subject to the Award, and the type, terms and conditions of each Award. Each such Award will be set forth in a separate agreement with the person receiving the Award. The Stock Plan provides that with respect to any one Stock Plan participant, no more than 150,000 shares of UIL Holdings' common stock may be subject to Awards of stock options and SARs in any calendar year, and no more than 50,000 shares of UIL Holdings' common stock may be subject to Awards consisting of anything other than stock options or SARs in any calendar-year (regardless of when such shares are deliverable).

STOCK OPTIONS. Non-Qualified Stock Options ("NQSOs") provide for the right to purchase common stock at a specified price. Under the Stock Plan, the exercise price of a NQSO may not be less than the fair market value of a share of UIL Holdings' common stock on the date of grant. Incentive Stock Options ("ISOs") provide the option holder with certain tax benefits and thus must comply with certain restrictions contained in the Code. Among such restrictions, ISOs must: have an exercise price of not less than the fair market value of a share of UIL Holdings' common stock on the date of grant; expire within a specified period of time following the optionee's termination of employment; and be exercised within ten years after the date of grant. Under the Stock Plan, the number of ISOs granted to a plan participant that may first become exercisable in any calendar year is limited to $100,000 divided by the exercise price per stock option. ISOs may be subsequently modified to disqualify them from treatment as ISOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of UIL Holdings, the exercise price must be at least 110% of the fair market value of a share of UIL Holdings' common stock on the date of grant, and the ISO must expire no later than the fifth anniversary of the date of its grant.

NQSOs and ISOs may be granted for any term specified by the Administrator up to a maximum term of ten years. In the case of both NQSOs and ISOs: the Administrator may prescribe that a stock option become exercisable no less than one year after the grant date; and no more than one-third of the number of stock options granted to a plan participant on any date may first become exercisable in any twelve-month period. Under the Stock Plan, ISOs may not be granted to a director or to a non-employee of UIL Holdings or one of its subsidiaries.

Exercisability of Options. In the case of both NQSOs and ISOs, a stock option can generally only become exercisable if the Stock Plan participant is a current director, officer or employee of UIL Holdings or one of its subsidiaries.

Upon Retirement, Termination Due to Disability, or Death. Upon the termination of a director optionee's service as a director, or of an employee optionee's full-time employment, as a result of retirement, death or disability, all of the optionee's options that are not then exercisable will become immediately exercisable. Stock options exercisable on the date of termination due to death will be exercisable for a period of one year after the date of death. ISOs exercisable on the date of termination due to retirement will be exercisable for a period of three months after termination and ISOs exercisable on the date of termination due to a disability will be exercisable for a period of one year after termination. NQSOs exercisable on the date of termination due to retirement or disability will be exercisable for a period of three years after termination.

Upon Termination of Service for any other Reason. Upon the termination of an employee optionee's full-time employment for any other reason, all of the optionee's options that are not then exercisable will automatically expire. All stock options exercisable on the date of voluntary or involuntary termination of full-time employment due to any cause other than death, retirement or disability will be exercisable as follows: ISO's will be exercisable within three months after the date of termination and NQSO's will be exercisable within five months after the date of termination. Notwithstanding the foregoing, if an optionee is terminated for cause or engages in an occupation or business that is a competitor of UIL Holdings or any subsidiary, all of the optionee's unexercised stock options may be canceled by the Board.

RESTRICTED STOCK/RESTRICTED STOCK UNITS. Restricted Stock consists of shares, *and a Restricted Stock Unit consists of a right to receive shares in the future,* with such shares or right to future delivery being subject to a risk of forfeiture that will lapse upon the achievement of one or more goals (relating to the completion of service by the plan participant or the achievement of some performance or other objective) as determined by the Administrator. Under the Stock Plan, grants must include a minimum one-year vesting period for performance-based restricted stock grants and a minimum three-year vesting period for restricted stock grants without any performance-based component. Restricted Stock may be awarded and made subject to such other restrictions as may be determined by the Administrator. In general, Restricted Stock may not be sold, or otherwise transferred or hypothecated, until all restrictions are removed or expire. Recipients of Restricted Stock may have voting rights and receive dividends paid with respect to such stock prior to the time when the restrictions lapse. Recipients of Restricted Stock Units will have no voting rights and, unless determined otherwise by the Administrator with respect to a particular Award, will accrue dividend equivalents which will be paid only when and if the Restricted Stock Unit vests. Any Restricted Stock or Restricted Stock Unit, not vested when a Participant's employment (or service as a Director) ends due to death, disability, retirement or termination with the company's consent, will continue to vest. Any Restricted Stock or Restricted Stock Unit not vested when a Participant terminates employment or service without the consent of the *company, or for 'cause' by the company, will be forfeited and cancelled.*

PERFORMANCE SHARES. Performance Shares provide for future issuance of shares to the recipient upon the attainment of corporate performance goals established by the Administrator over specified performance periods. Prior to payment of Performance Shares, the Administrator will certify that the performance objectives were satisfied.

Performance objectives may vary from individual to individual and will be based upon such performance criteria as the Administrator may deem appropriate.

STOCK APPRECIATION RIGHTS. SAR's may be granted in connection with stock options or separately, and are payable in cash, shares of UIL Holdings' common stock, or in a combination thereof, as determined by the Administrator. The term of a SAR may not exceed ten years. A SAR will entitle the holder to receive with respect to each share subject thereto, an amount equal to the excess of the fair market value of one share of UIL Holdings' common stock on the date of exercise over the exercise price of the SAR set by the Administrator as of the date of grant.

OTHER MATTERS

METHOD OF EXERCISE. To exercise a stock option, the optionee must deliver to UIL Holdings a notice of exercise and full payment for the shares underlying the stock option. The exercise price of a stock option may be payable in cash or by the optionee's surrendering, either actually or by attestation, a share or shares of UIL Holdings' common stock, which were held by the optionee for at least a six-month period at the time the stock option is exercised and having a fair market value on the date of exercise equal to the exercised price of such stock option, or in any combination thereof, as determined by the Administrator.

NON-TRANSFERABILITY. Awards may be transferred only by will or by the laws of descent and distribution, and during a participant's lifetime are exercisable only by the participant, provided that the Administrator may in its discretion permit transfers by gift to a member of the holder's family members or related entities or pursuant to certain domestic relations orders.

ACCELERATION OF AWARDS. If there is a change of control of UIL Holdings, all Awards that have been granted, but have not expired or been exercised, will become immediately exercisable.

ADJUSTMENTS UPON CHANGE IN CAPITALIZATION. In the event of a reorganization, recapitalization, stock split, stock or extraordinary cash dividend, combination of shares, merger, consolidation, distribution of assets, or any other change in the corporate structure or shares of UIL Holdings, such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Stock Plan or any outstanding Award, the Administrator will make such adjustments as it deems appropriate; provided, however, that with respect to an ISO, no such adjustment will be authorized to the extent that such would cause the termination of ISO treatment under applicable Code requirements. In the event of any merger, consolidation or other reorganization in which UIL Holdings is not the surviving or continuing entity, all Awards granted hereunder and outstanding on the date of such event will be assumed by the surviving or continuing entity. In the event of any reorganization in which all of the shares of UIL Holdings' common stock are exchanged for shares of the common stock of another corporation, all Awards granted hereunder and outstanding on the effective date of the share exchange will be automatically converted into Awards of the other corporation on identical terms, and the other corporation will assume this Stock Plan, or if the Administrator deems such action appropriate, it may provide for a cash payment to the holder of an outstanding Award.

DEFERRAL OF AN AWARD. The Administrator may permit a participant to defer the delivery of shares of UIL Holdings' common stock that otherwise would be due to such participant upon the satisfaction, lapse or waiver of restrictions with respect to an award of restricted stock. Such a deferral will be made in accordance with the provisions of the UIL Holdings Corporation Deferred Compensation Plan, as amended from time to time, or any successor or substitute plan.

FEDERAL INCOME TAX CONSEQUENCES

The Stock Plan is neither a qualified pension, profit sharing or stock bonus plan under Section 401(a) of the Code nor an "employee benefit plan" subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following discussion is a general summary of the material federal income tax consequences that are generally applicable to participants in the Stock Plan. The discussion is based on the Code, the Treasury regulations promulgated thereunder and rulings and decisions now in effect, all of which are subject to change retroactively or prospectively. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular participant and does not discuss the state, local or foreign tax consequences.

NQSO. The grant of a NQSO is generally not a taxable event either for the optionee or for UIL Holdings. Upon exercise of a NQSO, the optionee generally will recognize ordinary income in an amount equal to the excess of the fair market value of the shares of common stock acquired upon exercise, determined at the date of exercise, over the exercise price of such NQSO. Subject to the restrictions on certain excessive employee remuneration set forth in Section 162(m) of the Code, UIL Holdings will be entitled to a business expense deduction equal to such amount in the fiscal year of UIL Holdings in which the optionee exercises the NQSO. The ordinary income recognized by the optionee is subject to applicable federal, state and local income and employment tax withholdings. The optionee's tax basis in the shares acquired pursuant to the exercise of a NQSO will be equal to the option price paid plus the amount of ordinary income recognized upon exercise. Any gain or loss on a disposition of the common stock acquired upon the exercise of a NQSO will be treated as short-term or long-term capital gain or loss, subject to income taxation at short-term or long-term capital gains rates depending on the holding period of the optionee measured from the date of the exercise of such NQSO. There are generally no federal income tax consequences to UIL Holdings by reason of the subsequent disposition by an optionee of shares of UIL Holdings' common stock acquired upon the exercise of a NQSO.

ISO. Generally, an optionee recognizes no taxable income upon the grant or exercise of an ISO that meets the requirements of Section 422 of the Code. However, the amount by which the fair market value of the UIL Holdings' common stock acquired at the time of exercise exceeds the ISO's exercise price (the "spread") is taken into account in determining the amount, if any, of the optionee's alternative minimum tax ("AMT") liability in the year in which the ISO is exercised under Section 55 of the Code.

If an optionee holds UIL Holdings' common stock acquired through the exercise of an ISO for more than two years from the date on which the option was granted and more than one year from the date on which the option was exercised, and if the optionee is an employee of UIL Holdings at all times from the date of the grant of the ISO through the date that is three months before the date of exercise, any gain or loss on the subsequent disposition of such common stock will be taxed to such optionee as long-term capital gain or loss in an amount equal to the difference between the consideration received upon such disposition and the ISO's exercise price. Generally, if an optionee disposes of UIL Holdings' common stock received on exercise of an ISO less than two years after the date the option was granted or less than one year after the date the option was exercised, it is considered to be a "disqualifying disposition." At the time of a disqualifying disposition, the optionee will recognize ordinary income in an amount equal to the lesser of (i) the fair market value of the common stock on the date of exercise over the ISO's exercise price, or (ii) the amount received for the common stock over the option exercise price. Any gain in excess of this amount will be taxed as a capital gain. In the event of a disqualifying disposition, the spread will not be taken into account in determining an optionee's AMT liability in the year of such disqualifying disposition.

To the extent that an optionee recognizes ordinary income by reason of a disqualifying disposition of common stock acquired upon the exercise of any ISO, UIL Holdings generally will be entitled to a corresponding business expense deduction in the fiscal year of UIL Holdings in which the disqualifying disposition occurs, subject to Section 162(m) of the Code.

EXERCISE WITH SHARES. If an optionee pays the exercise price of a NQSO by surrendering, either actually or by attestation, previously acquired shares of common stock of UIL Holdings held by the optionee for at least a six-month period prior to such surrender, the shares of common stock so acquired that are equal in fair market value to the shares surrendered, measured at the date of exercise, generally will qualify for nonrecognition of gain. The tax basis of such shares will be equal to the optionee's basis in the shares surrendered, and the holding period for purposes of determining capital gain or loss treatment with respect to subsequent appreciation or depreciation will be measured to include the optionee's holding period with respect to the surrendered shares. In addition to the six-month holding requirements discussed above, if the shares used to exercise an ISO were previously acquired shares from the exercise of an ISO ("Old ISO Shares"), the optionee must satisfy the ISO holding requirements discussed above in order to avoid disqualifying the Old ISO Shares from favorable tax treatment under Section 421 of the Code.

STOCK APPRECIATION RIGHTS ("SAR"). Generally, the holder of a SAR does not recognize income upon the grant of a SAR. Upon exercise, the holder will recognize as ordinary income the excess of the value of the SAR on the date of exercise over the value as of the date of grant, regardless of whether the holder receives cash or UIL Holdings' common stock upon exercise of the SAR. Subject to Section 162(m) of the Code, UIL Holdings is entitled to a business expense deduction that corresponds to the amount of ordinary income recognized by the holder in the fiscal year of UIL Holdings in which the SAR is exercised.

RESTRICTED STOCK/RESTRICTED STOCK UNITS. A holder of restricted stock or restricted stock units generally will recognize ordinary income in an amount equal to the excess of the fair market value of the common stock (determined without regard to any restrictions other than those that by their terms never lapse) over the amount, if any, paid for the common stock on the earlier of the date on which (i) the common stock is no longer subject to a substantial risk of forfeiture (I.E., the common stock has vested) or (ii) is transferable (without the transferee being subject to a substantial risk of forfeiture). If, as of such date, the holder cannot sell the common stock without incurring liability under Section 16(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the holder generally will not recognize ordinary income with respect to the receipt of the common stock until such time as the holder can sell the common stock without incurring liability under Section 16(b) of the Exchange Act and, for purposes of determining the holder's income resulting from the receipt of such common stock, the fair market value will be determined at the time that the holder can sell the common stock without incurring liability under Section 16(b) of the Exchange Act.

SECTION 83(B) ELECTION FOR RESTRICTED STOCK. A participant who receives an award of restricted stock may make an election under Section 83(b) of the Code to recognize ordinary income in the year in which the restricted stock is received, instead of when the restrictions lapse or are satisfied. If the participant files such an election within 30 days of the receipt of the restricted stock, the holder will be taxed on the difference between the fair market value of the restricted stock at the time of receipt and the amount paid for the restricted stock, if any. This amount will be taxed as ordinary income and no additional income will be recognized at the time that the restricted stock becomes vested. The participant's tax basis will be equal to the amount paid for the restricted stock, if any, plus the amount of ordinary income recognized by the participant pursuant to the Section 83(b) election, if any. Gain or loss upon a subsequent disposition of the common stock underlying the award of the restricted stock will be treated as short-term or long-term capital gain or loss depending on the period of time that the holder held such common stock measured from the date of the Section 83(b) election. If shares with respect to which a Section 83(b) election has been made are later forfeited, the holder generally will be entitled to a capital loss only in an amount equal to the amount, if any, that the holder had paid for the forfeited shares, not the amount that the holder had recognized as income as a result of the Section 83(b) election. Subject to Section 162(m) of the Code, UIL Holdings is entitled to a business expense deduction that corresponds to the amount of ordinary income recognized by the holder in the fiscal year of UIL Holdings in which such ordinary income is recognized by the holder.

DIVIDEND EQUIVALENTS. An Award of restricted stock or restricted stock units may provide the participant with the right to receive dividend payments or, in the case of restricted stock units, amounts equivalent to cash dividends with respect to the shares of UIL Holdings' common stock underlying the Award, which may be made either currently or credited to an account for the participant and that may be settled in cash or shares, all as determined by the Administrator. The tax treatment of dividend equivalent payments depends upon whether such payments are paid in cash or in shares of common stock and whether such payments are made currently or are deferred. For dividend equivalent payments that are paid in cash, the recipient will recognize ordinary income in the amount of such cash payment in the year that the payment is actually received. For dividend equivalent payments that are paid in shares of common stock, the recipient will recognize ordinary income in the year in which the common stock is received in an amount equal to the fair market value of the common stock at the date of receipt. Subject to Section 162(m) of the Code, UIL Holdings is entitled to a business expense deduction that corresponds to the amount of ordinary income recognized by the holder in the fiscal year of UIL Holdings in which such ordinary income is recognized by the holder.

PERFORMANCE SHARES. In general, no taxable income is recognized by the recipient upon the grant of performance shares. The recipient will generally recognize as ordinary income an amount equal to the excess of the fair market value of the shares of UIL Holdings' common stock (including without limitation securities convertible into shares of common stock) paid pursuant to an Award of performance shares determined at the time of payment, over the price paid by the recipient for such performance shares, if any. Subject to Section 162(m) of the Code, UIL

Holdings will be entitled to a business expense deduction that corresponds to the amount of ordinary income recognized by the recipient in the fiscal year of UIL Holdings in which such ordinary income is recognized by the recipient.

EXCESS PARACHUTE PAYMENTS. Under the Stock Plan, if there is a change of control of UIL Holdings or a subsidiary, all Awards that have been granted by the entity with respect to which there is a change in control, which have not expired or been exercised, will become immediately exercisable. In such a case, and depending on the individual circumstances of the Award recipient, certain amounts with respect to such options may constitute "excess parachute payments" under Section 280G of the Code. Pursuant to Section 280G of the Code, a recipient will generally be subject to a 20% excise tax on any excess parachute payments and UIL Holdings will generally be denied a business expense deduction with respect to such payments.

DEFERRED PAYMENTS OF AWARDS. If a participant makes a valid and timely election to defer the delivery of shares of UIL Holdings' common stock that otherwise would be due to such participant upon the satisfaction, lapse or waiver of restrictions with respect to restricted stock as provided by the Stock Plan and in accordance with the UIL Holdings Corporation Deferred Compensation Plan, the participant will generally not recognize income when the restrictions lapse (i.e., when the restricted stock vests). Instead, the recognition of such income will be deferred until the actual receipt of the shares at the end of the deferral period, at which time the participant will recognize ordinary income based on the fair market value of the shares when received. Subject to Section 162(m) of the Code, UIL Holdings will be entitled to a business expense deduction that corresponds to the amount of ordinary income recognized by the participant in the fiscal year of UIL Holdings in which such ordinary income is recognized by the participant.

PAYMENT OF WITHHOLDING TAXES. UIL Holdings (or, if applicable, any Subsidiary) may withhold from any grant of an Award, exercise of an Award or any payment due or transfer made under any Award or under the Stock Plan, the amount of all applicable federal, state and local income and employment withholding taxes.

NEW PLAN BENEFITS

The following table lists the number of grants that have been made to the individuals and groups identified below under the Stock Plan since its inception:

NAME AND POSITION	DOLLAR VALUE ($) (1)	NUMBER OF STOCK OPTIONS
Nathaniel D. Woodson, Chairman of the Board, President and Chief Executive Officer	$1,625,328	212,748
Louis J. Paglia, Executive Vice President and Chief Financial Officer	$194,200	20,000
Charles J. Pepe, Treasurer and Assistant Secretary	$87,370	12,800
Susan E. Allen, Vice President, Investor Relations, Corporate Secretary and Assistant Treasurer	$63,815	8,800
Robert L. Fiscus, Former Vice Chairman of the Board and Chief Financial Officer	$559,865	81,958
Gregory E. Sages, Former UI Vice President Finance	$197,471	28,100

NAME AND POSITION	DOLLAR VALUE ($)(1)	NUMBER OF STOCK OPTIONS
Executive Group (6 individuals named above as a group)	$2,728,039	364,406
Non-executive Director Group (11 Directors as a group)	$1,221,913	179,127
Non-executive Employee Group (19 individuals as a group)	$1,212,737	169,443

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(1) The fair value of stock options granted has been estimated on the date of grant using the binomial option-pricing model for 2002 and the Black-Scholes option-pricing model for 2001, 2000 and 1999 using the assumptions below. The binomial option-pricing model is more appropriate for valuing options on stocks with high dividend yields, such as UIL Holdings. In 2002, UIL Holdings changed its method of option valuation. The Black-Scholes options-pricing model, if used for 2002, would have produced a lower option value.

The weighted average fair value of options granted during 2002, 2001, 2000, and 1999 were $9.71, $6.09, $3.16, and $8.05 per share, respectively.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information with respect to UIL Holdings' equity compensation plans as of December 31, 2002:

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (A)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (B)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A)) (C)
Equity Compensation Plans Approved by Security Holders	586,454	$49.77	572,811
Equity Compensation Plans Not Approved by Security Holders	None	-	-
Total	586,454	$49.77	572,811

VOTE REQUIRED FOR APPROVAL

The proposal to approve the UIL Holdings Corporation 1999 Amended and Restated Stock Plan will be approved if, a quorum being present, the votes cast in favor of this action exceed the votes cast against it. Proxies marked to abstain from voting with respect to the action will not have the legal effect of voting against it.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE UIL HOLDINGS CORPORATION 1999 AMENDED AND RESTATED STOCK PLAN.

PROPOSAL NO. 4 - APPROVE THE UIL HOLDINGS CORPORATION DEFERRED COMPENSATION PLAN

INTRODUCTION

On January 27, 2003, the board of directors of UIL Holdings (the "Board") adopted the UIL Holdings Corporation Deferred Compensation Plan (the "Plan") and restated the Plan on March 24, 2003 to incorporate provisions for the deferral of shares associated with the grant of restricted stock awards. The Plan permits participants to defer eligible compensation under a plan intended to be an unfunded, non-qualified deferred compensation plan for a select group of management, and highly compensated, employees. Under the Plan, compensation deferrals are credited to an account maintained for each participant and will be paid, together with certain net earnings from deemed investments, in the form of cash or shares of UIL Holdings' common stock on the date or dates selected by the participant or on such other date or dates specified in the Plan. The Plan is in effect for compensation earned on or after February 1, 2003.

The Plan is being submitted for shareowners approval in order to comply with the requirements of The New York Stock Exchange regarding the acquisition of shares of UIL Holdings' common stock under the Plan by officers of the Company. A total of 50,000 shares of UIL Holdings' common stock has been reserved under the Plan for distribution, subject to adjustment in the event of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares or similar corporate change. Any shares distributed under the Plan may consist of newly issued shares or shares which have been reacquired by UIL Holdings.

The following summary of the Plan is qualified in its entirety by reference to the full text of the Plan, which is attached to this Proxy Statement as Appendix B.

PURPOSE

UIL Holdings has established this non-qualified deferred compensation plan to provide a select group of its senior management, and highly compensated, employees, and those of its selected business units, with the opportunity to accumulate capital by deferring compensation on a pre-tax basis. The Plan is designed to provide UIL Holdings with a method of rewarding and retaining its managerial employees and executives.

The Plan also is designed to permit those eligible executive employees whose matching allocations under The United Illuminating Company 401(k)/Employee Stock Ownership Plan ("UI KSOP") would be limited by virtue of their compensation deferrals under the Plan, with supplemental benefits to make up for those limitations.

ADMINISTRATION

A committee shall be appointed to administer the Plan by the Chief Executive Officer of UIL Holdings (the "Committee").

The Committee, on behalf of the participants of the Plan and their beneficiaries, shall enforce the Plan in accordance with its terms, shall be charged with the general administration of the Plan, and shall have all powers and discretion necessary to accomplish its purposes, including, but not limited to: construing and interpreting the terms and provisions of the Plan; making and publishing rules for the regulation of the Plan and procedures for the administration of the Plan as are not inconsistent with its terms; appointing a Plan administrator or any other agent, and delegating to them such powers and duties in connection with the administration of the Plan as the Committee may from time to time prescribe.

The Compensation and Executive Development Committee of the Board, with approval of the Board, may amend, modify, suspend or terminate the Plan in whole or in part, except that no amendment, modification, suspension or termination shall have any retroactive effect to reduce any amounts allocated to a participant's accounts.

ELIGIBILITY

The following are eligible to participate in the Plan: (i) officers of UIL Holdings and its business units; (ii) those employees of UIL Holdings and UI whose base salary is fixed at more than $100,000 per year (determined during an applicable election period) and who meet certain other criteria; and (iii) directors of UIL Holdings and its subsidiaries, to the extent provided by the Plan's terms, as amended, provided that, during the initial plan year, directors may only participate in the Plan with respect to the deferral of restricted stock as described below under "Enrollment and Elections to Defer Compensation". The Committee and the Chief Executive Officer of UIL Holdings may from time to time designate other key management or highly compensated employees as eligible to participate in the Plan.

ENROLLMENT AND ELECTIONS TO DEFER COMPENSATION

An eligible employee shall become a participant in the Plan by timely electing, during the election period specified in the Plan, to make deferrals in accordance with the Plan terms. With respect to each plan year, a participant may defer up to 85% of base salary and up to 100% of increases in base salary that become effective during the year; up to 100% of bonuses or other incentive awards; and up to 100% of any lump sum payments made by The United Illuminating Company Supplemental Executive Retirement Plan. Any such amounts deferred will be placed in a participant's "Compensation Deferral Subaccount" and administered as described below.

To the extent permitted by the administrator of the Stock Plan, (as defined below) with respect to each award, a participant may also elect to defer all or any portion of an award of restricted stock made under the UIL Holdings Corporation 1999 Amended and Restated Stock Plan (the "Stock Plan"). Such a deferral shall be placed in a participant's separate "Stock Unit" subaccount and deemed invested in UIL Holdings' common stock as described below.

To the extent that any compensation to be paid to an eligible employee with respect to a taxable year would exceed the amount deductible by the Company (or a business unit) under Section 162(m) of the Code, such excess automatically shall be deferred under the terms of this Plan without the necessity of an election to defer. Such amount shall be held and administered subject to the terms of the Plan, provided that it may not be distributed to the affected employee prior to the first taxable year in which such amounts, if paid, would be deductible to the Company or particular business unit.

DEEMED INVESTMENT ELECTIONS

At the time of making the deferral elections described above, a participant must designate the types of investment funds in which the participant's Compensation Deferral Subaccount will be deemed to be invested for purposes of determining the amount of net earnings or losses to be credited to that subaccount. The participant may specify that all, or any portion, of his or her Compensation Deferral Subaccount be deemed to be invested in one or more of the types of investment funds provided under the Plan, including a "Company Stock Fund" which shall be deemed invested in UIL Holdings' common stock.

A participant may change a deemed investment designation by filing an election, provided that a participant who has elected to have some portion of his deferrals deemed invested in UIL Holdings' common stock through the Company Stock Fund may not transfer out of such investment with respect to such deferral amounts.

Although the participant may designate a specific investment fund, the Committee shall not be bound by such designation. The Committee shall select from time to time, in its sole and absolute discretion, investment funds of each of the types communicated by the Committee as available to the participant. The investment rate of each such investment fund shall be used to determine the amount of earnings or losses to be credited to all of the participants' subaccounts deemed invested therein.

ELECTING THE FORM AND TIMING OF PAYMENTS UNDER THE PLAN

At the time of making a deferral election, a participant shall elect to receive his or her Compensation Deferral Subaccount, his or her deferred restricted stock subaccount and any contributions by UIL Holdings and its business units made with respect to such plan year, either commencing upon his or her termination of service (due to retirement, death, disability, or voluntary or involuntary termination) or at a specified future date while the participant remains in service (a "Scheduled Withdrawal Date"), and shall elect the payment method in which amounts shall be distributed from the Plan from among the forms of benefit payment available.

Notwithstanding the foregoing, in the event that a participant terminates service for any reason other than retirement or termination due to long-term disability, including on account of a change in control of UIL Holdings or a business unit in which the participant is employed, then the participant's entire account balance will be distributed in a single lump sum.

COMPANY CONTRIBUTIONS

In the event that the Committee determines that a participant is unable to receive the maximum matching allocation in The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the UI "KSOP") in any calendar year due to the fact that compensation deferrals made under this Plan cannot be counted as compensation paid to the participant under the UI KSOP, UIL Holdings shall make a supplemental contribution to the participant's separate "Company Matching Contribution Subaccount" in the amount of such shortfall. In addition, UIL Holdings or any of its business units may, with the approval of the Board, make discretionary contributions to a participant's separate "Company Discretionary Contribution Subaccount" on such terms as it deems appropriate.

VESTING

A participant shall be 100% vested in his or her Compensation Deferral Subaccount, any Company Matching Contribution Subaccount and any Stock Unit Subaccount, including any Stock Unit Subaccount resulting from the vesting of restricted stock deferred under the Plan. A participant shall be vested in accordance with any schedule that the Committee may establish with respect to his or her Company Discretionary Contribution Subaccount, if any.

DISTRIBUTIONS UNDER THE PLAN

MANNER OF PAYMENT. Distributions of Compensation Deferral Subaccounts and Company Discretionary Contribution Subaccounts and deemed earnings thereon, shall be made in cash, except to the extent that such subaccounts are deemed invested in the Company Stock Fund. Distributions of Company Matching Contribution Subaccounts, and from subaccounts that are deemed invested in UIL Holdings' common stock and Stock Unit Subaccounts arising from the deferral of restricted stock, shall be paid in shares of UIL Holdings' common stock with fractional shares being paid in cash.

DISTRIBUTION DUE TO RETIREMENT, DEATH, DISABILITY OR TERMINATION OF SERVICE. In the case of a participant who has a total account balance of $50,000 or less, distributable amounts shall be paid to the participant in a lump sum distribution on the participant's payment date. In the case of a participant who has a total account balance more than $50,000, distributable amounts shall be paid to the participant in a lump sum, unless the participant has made a timely election to have payments made in installments (over five, ten or fifteen years). Notwithstanding anything to the contrary in the foregoing, in the event that a participant terminates service for any reason other than retirement or termination due to long-term disability, including on account of a change in control of UIL Holdings or a business unit in which the participant is employed, then the participant's entire account balance will be distributed in a single lump sum.

DISTRIBUTION WITH SCHEDULED WITHDRAWAL DATE. In the case of a participant who has elected to receive deferrals while still in service, the participant shall receive his or her distributable amount as scheduled, provided that a participant's Scheduled Withdrawal Date in a given plan year may be no earlier than three years from the last day of the plan year for which the deferrals of compensation and restricted stock, and contributions of company discretionary and matching contribution amounts, are made. A participant may elect either a lump sum, or annual installments over a period ranging from two to five years from the Scheduled Withdrawal Date. Notwithstanding anything to the contrary in the foregoing, if a participant terminates service for reasons other than retirement prior to his or her Scheduled Withdrawal Date, the compensation deferral, and any amounts attributable to company contributions, subject to such Scheduled Withdrawal Date will instead be distributed in the form of a lump sum.

EARLY NON-SCHEDULED DISTRIBUTIONS; PENALTY. A participant shall be permitted to elect an unplanned early distribution from his or her account prior to the scheduled payment date, provided that no more than two early distributions may be taken by any participant, and withdrawals are subject to a ten percent (10%) penalty on the gross amount distributed (except in the case that the Committee determines that a hardship exception should apply).

OTHER MATTERS

A participant's right to receive payments of deferred compensation under the Plan may not be sold, assigned, transferred, pledged, garnished or encumbered.

The Plan has no fixed termination date. The Compensation and Executive Development Committee of the Board, with approval of the Board, may, at any time, amend, modify, suspend or terminate the Plan in whole or in part, except that no amendment, modification, suspension or termination shall have any retroactive effect to reduce any amounts allocated to a participant's accounts. In the event that the Plan is terminated, the amounts allocated to a participant's accounts shall be distributed to the participant in a lump sum within thirty (30) days following the date of termination.

Participants and their beneficiaries shall have no legal or equitable rights, claims or interest in any specific property or assets of UIL Holdings or its subsidiaries. No assets shall be held in any way as collateral security for the fulfilling of the obligations of UIL Holdings under the Plan. UIL Holdings' obligation under the Plan shall be merely that of an unfunded and unsecured promise of UIL Holdings to pay money in the future, and the rights of the participants and beneficiaries under the Plan shall be no greater than those of unsecured general creditors. Notwithstanding that, the Company may establish one or more rabbi trusts to assist it, and its business units, in providing benefits under the Plan.

FEDERAL INCOME TAX CONSEQUENCES

The Plan is an unfunded, non-qualified deferred compensation plan for the benefit of a select group of senior management, and highly compensated, employees. The following is a brief and general discussion of the federal income tax rules applicable to the Plan, and does not discuss state, local or foreign tax consequences. This discussion is based on the Code, the Treasury regulations promulgated thereunder and rulings and decisions now in effect, all of which are subject to change retroactively or prospectively.

Deferral of Compensation. An eligible participant who makes a valid election to defer the receipt of compensation pursuant to the Plan prior to time that such individual has the unrestricted right to receive the compensation will not be subject to income taxation in the year of deferral. However, in the case of an employee of UIL Holdings or its subsidiaries, such deferred compensation will be includable as wages for FICA tax purposes ("Employment Taxes") and subject to applicable Employment Tax withholding in the year of deferral.

The deferred compensation, together with any earnings attributable to such compensation, will be treated as ordinary income for income tax purposes in the year that such amounts are paid or made available for payment to a participant. Such income will be reported in the year received or made available for payment to (i) a Director as ordinary income on Form 1099, (ii) an employee as compensation on Form W-2, with the appropriate federal, state and local income tax withholding, but with no further Employment Tax withholding. UIL Holdings generally will be entitled to a business expense deduction equal to the amount of ordinary income recognized by the deferring individual in the fiscal year of UIL Holdings in which the participant recognizes such ordinary income.

Mandatory Deferral of Excess Section 162(m) Compensation. Pursuant to the Plan, amounts that would otherwise be payable to a "covered employee" (as that term is defined in Section 162(m)(3) of the Code), which would exceed the amount deductible by UIL Holdings under Section 162(m) of the Code with respect to a taxable year, will be automatically deferred and distributed to the covered employee no earlier than the first taxable year in which such amounts would be deductible under Section 162(m) of the Code. Upon being paid or made available for payment to a covered employee, the amounts deferred pursuant to Section 162(m) of the Code will be subject to tax and applicable withholdings as otherwise discussed herein.

Deferral of Restricted Stock. Pursuant to the Plan, certain participants may elect to defer the receipt of shares associated with an award of restricted stock that vests at least one year after the deferral election is made. The election must be made prior to the receipt of the award.

A participant will not be subject to income tax upon the vesting of the restricted stock as long as the election deferral is made prior to the receipt of the restricted stock award (i.e., the participant will not be in constructive receipt of the restricted stock). Rather, the participant will recognize ordinary income in the year in which the shares of UIL Holdings' common stock equivalent to the stock units credited to the participant's Deferred Restricted Stock Account, including any stock units received on account of dividend equivalent payments, are received by or made available for payment to the participant. In such year, the participant will recognize ordinary income in an amount equal to the fair market value of the UIL Holdings' common stock received, determined on the date of receipt. The ordinary income recognized by an employee is subject to applicable federal, state and local income tax withholding in the year received or made available for payment to the employee and will be reported on Form W-2. The ordinary income recognized by a Director in the year received or made available for payment to the Director will be reported to the Director by UIL Holdings on Form 1099. UIL Holdings will generally be entitled to a business expense deduction equal to the amount of ordinary income recognized by the participant in the fiscal year of UIL Holdings in which the participant recognizes such ordinary income.

The fair market value of an employee's restricted stock at the time the restricted stock would have vested will be includable as wages for Employment Tax purposes, subject to applicable Employment Tax withholding in the year of vesting, but not again in the year of receipt.

UIL Holdings' Matching Contributions. Matching contributions made by UIL Holdings to a participant's Company Matching Contribution Account will be fully vested upon contribution. A participant will not be subject to income tax on the matching contributions until such contributions are paid or made available for payment to the participants. Matching contributions, together with any earnings attributable to such contributions, will be subject to federal, state and local income tax withholding in the year that such amounts are paid or made available for payment to the employee and will be reported on Form W-2. Matching contributions, together with any earnings attributable to such contributions, will be taxable to a Director in the year paid or made available for payment and will be reported to the Director by UIL Holdings on Form 1099 in such year. UIL Holdings will generally be entitled to a business expense deduction equal to the amount of ordinary income recognized by the participant in the fiscal year of UIL Holdings in which the participant recognizes such ordinary income.

Matching contributions made to an employee's account will be subject to Employment Tax withholding in the year in which such matching contributions are made, but not again in the year of receipt.

UIL Holdings' Discretionary Contributions. UIL Holdings may make discretionary contributions to the participant's Company Discretionary Contribution Account and may impose a vesting schedule on such contributions. A participant will not be subject to income tax on the discretionary contributions until such contributions are paid or made available for payment to the participants. The discretionary contribution, together with any earnings attributable to such contribution, will be treated as ordinary income and subject to federal, state and local income tax withholding in the year that such amounts are paid or made available for payment to an employee and will be reported on Form W-2. The discretionary contribution, together with any earnings attributable to such contribution, will be taxable to a Director in the year paid or made available for payment and will be reported to the Director by UIL Holdings on Form 1099 in such year. UIL Holdings will generally be entitled to a business expense deduction equal to the amount of ordinary income recognized by the participant in the fiscal year of UIL Holdings in which the participant recognizes such ordinary income.

Discretionary contributions made to an employee's account will be subject to Employment Tax withholding in the year(s) in which such discretionary contributions become vested, but not again in the year of receipt.

NEW PLAN BENEFITS

The amount of benefits payable in the future under the Plan are not determinable, because such benefits depend upon the amount of compensation each participant elects to defer.

VOTE REQUIRED FOR APPROVAL

The proposal to approve the UIL Holdings Corporation Deferred Compensation Plan will be approved if, a quorum being present, the votes cast in favor of this action exceed the votes cast against it. Proxies marked to abstain from voting with respect to the action will not have the legal effect of voting against it.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE UIL HOLDINGS CORPORATION DEFERRED COMPENSATION PLAN.

PROPOSAL NO. 5 - SHAREOWNER PROPOSAL CONCERNING "POISON PILLS"

Nick Rossi, P.O. Box 249, Boonville, California 95415 (the owner of 1,000 shares of UIL Holdings' common stock) has advised UIL Holdings that he plans to present, through his proxy, John Chevedden and/or his designee, the following proposal at the annual meeting. The proposal from Mr. Rossi set forth below is included in this Proxy Statement pursuant to the rules of the Securities and Exchange Commission.

"Shareowner Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002."

"This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareowner vote."

HARVARD REPORT

"A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, WALL STREET JOURNAL, June 12, 2002."

COUNCIL OF INSTITUTIONAL INVESTORS RECOMMENDATION

"The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareowner approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareowner approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch and Lomb. I believe that our company should follow suit and allow shareowner input."

"Shareowner Vote on Poison Pills
'Yes' on Proposal No. 5"

VOTE REQUIRED FOR APPROVAL

The shareowner proposal set forth above will be approved if, a quorum being present, the votes cast in favor of this action exceed the votes cast against it. Proxies marked to abstain from voting with respect to the action will not have the legal effect of voting against it.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL, IF IT IS INTRODUCED AT THE 2003 ANNUAL MEETING.

IF YOU COMPLETE THE ENCLOSED PROXY CARD, UNLESS YOU DIRECT TO THE CONTRARY ON THAT CARD, THE SHARES REPRESENTED BY THAT PROXY CARD WILL BE VOTED AGAINST THIS SHAREOWNER PROPOSAL.

DATE FOR SUBMISSION OF PROPOSALS BY SECURITY HOLDERS

Shareowners who intend to present proposals for action at the 2004 Annual Meeting of the Shareowners are advised that such proposals must be received at the principal executive offices of UIL Holdings by December 6, 2003 in order to be included in the proxy statement and form of proxy for that meeting.

UIL HOLDINGS HAS FILED AN ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 WITH THE SECURITIES AND EXCHANGE COMMISSION. UIL HOLDINGS WILL PROVIDE YOU WITH A COPY OF ITS ANNUAL REPORT ON FORM 10-K, INCLUDING THE FINANCIAL STATEMENTS INCLUDED IN THE ANNUAL REPORT, WITHOUT CHARGE, IF YOU REQUEST IT IN WRITING. PLEASE DIRECT YOUR WRITTEN REQUESTS TO SUSAN E. ALLEN, VICE PRESIDENT INVESTOR RELATIONS, CORPORATE SECRETARY AND ASSISTANT TREASURER, UIL HOLDINGS CORPORATION, 157 CHURCH STREET, P.O. BOX 1564, NEW HAVEN, CONNECTICUT 06506. COPIES OF THE ANNUAL REPORT ON FORM 10-K THAT ARE SENT TO YOU WILL NOT INCLUDE EXHIBITS UNLESS YOU SPECIFICALLY REQUEST EXHIBITS AND AGREE TO PAY A FEE TO DEFRAY THE COPYING AND POSTAGE COSTS (10 CENTS PER PAGE, PLUS POSTAGE).

By Order of the Board of Directors,

April 4, 2003

SUSAN E. ALLEN
VICE PRESIDENT INVESTOR RELATIONS
AND CORPORATE SECRETARY

APPENDIX A

UIL HOLDINGS CORPORATION
1999 AMENDED AND RESTATED STOCK PLAN

1. INTRODUCTION.

(a) Purpose. The purpose of the UIL Holdings Corporation 1999 Amended and Restated Stock Plan ("the Plan") is to promote the profitability of UIL Holdings Corporation ("the Company") and its Subsidiaries by providing members of the Boards of Directors, officers and certain key employees of the Company and its Subsidiaries with incentives to contribute to the success of the Company and by enabling the Company to attract, retain and reward the best available Directors and managerial employees. The Plan, known prior to March 24, 2003 as The United Illuminating Company 1999 Stock Option Plan was originally effective on March 22, 1999 (the "Original Effective Date"). This restated Plan shall be effective as of March 24, 2003 (the "Restatement Effective Date").

On and after the Original Effective Date, the Administrator shall have the authority to grant Nonqualified Stock Options and Incentive Stock Options in accordance with the terms of the Plan. On and after the Restatement Effective Date, the Administrator shall also have the authority to grant Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, and Performance Shares.

(b) Definitions. For purposes of the Plan, the following terms shall have the following meanings:

"Administrator" shall mean the committee designated by the Board of Directors to administer the Plan, as provided in Section 2 of this Plan.

"Award" means any award, grant or benefit provided under the Plan, including without limitation, any Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, or Performance Share.

"Award Agreement" means any written agreement or other document evidencing an Award granted under the Plan. The terms of any plan or guideline adopted by the Board or the Administrator, which is applicable to an Award, shall be deemed incorporated into this Plan by reference.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor code.

"Covered Award" means an Award, other than an Option or other Award with an exercise price per Share not less than the Fair Market Value of a Share on the date of grant of such Award, to a Covered Employee, if it is designated as such by the Administrator at the time it is granted. Covered Awards are subject to the provisions of Section 11 of this Plan.

"Covered Employees" means Participants who are designated by the Administrator prior to the grant of an Award who are, or are expected to be at the time taxable income will be realized with respect to the Award, "covered employees" within the meaning of Section 162(m) of the Code.

"Employee" shall mean an Employee of the Company or one of its Subsidiaries.

"Fair Market Value" on any date shall be the average of the high and low sales price of shares of Common Stock on The New York Stock Exchange composite tape, or such other recognized market source as may be designated by the Administrator from time to time, on such date. If there is no sale on such date, then such average price on the last previous day on which a sale is reported shall govern.

"Incentive Stock Option" shall have the meaning set forth in Section 422 of the Code and shall be granted only to Employees.

"Nonqualified Stock Option" shall be any option to purchase from the Company a share of its no par value Common Stock ("Common Stock") other than an Incentive Stock Option. Any Option granted to a Director and any other individual who is not an Employee shall be a Nonqualified Stock Option.

"Optionee" shall mean a Participant to whom Incentive or Nonqualified Stock Options are granted under the terms of the Plan.

"Participant" shall mean any Employee or Director of the Company or a Subsidiary granted an Award under the Plan.

"Performance Goals" means one or more objective performance goals, established by the Administrator at the time an Award is granted, and based upon the attainment of targets for one or any combination of the following criteria, which may be determined solely by reference to the Company's performance or the performance of a Subsidiary (or any business unit) or based on comparative performance relative to other companies: (i) net income; (ii) earnings before income taxes; (iii) earnings per share; (iv) return on stockholders' equity; (v) expense management; (vi) profitability of an identifiable business unit or product; (vii) revenue growth; (viii) earnings growth; (ix) cash flow; (x) return on assets; (xi) pre-tax operating income; (xii) net economic profit (operating earnings minus a charge for capital); (xiii) customer satisfaction; (xiv) employee satisfaction; (xv) strategic innovation; or (xvi) any combination of the foregoing. Performance Goals shall be set by the Administrator within the time period prescribed by Section 162(m) of the Code.

"Performance Share" means any grant of a right to receive Shares that is contingent on the achievement of performance or other objectives during a specified period.

"Released Securities" shall mean securities that were restricted, with respect to which all applicable restrictions have expired, lapsed, been satisfied or been waived.

"Restricted Stock" means any grant of Shares, and "Restricted Stock Unit" means the grant of a right to receive Shares in the future, with such Shares or right to future delivery of such Shares being subject to a risk of forfeiture or other restriction that will lapse upon the achievement of one or more goals relating to the completion of service by the Participant, or achievement of some performance or other objectives, all as determined by the Administrator in accordance with Section 5(c) of the Plan.

"Shares" means the Common Stock of UIL Holdings Corporation and such other securities or property as may become the subject to Awards pursuant to an adjustment made under Section 6 or 8 of the Plan.

"Stock Appreciation Rights" or "SAR" means any right to the appreciation in underlying Shares as provided for in Section 5(b) of the Plan.

"Stock Options" or "Options" shall refer collectively to Incentive Stock Options and Nonqualified Stock Options.

"Subsidiary" or "Subsidiaries" of the Company shall mean one or more corporations, a majority of the outstanding shares of voting stock of which is owned directly or indirectly by the Company.

2. ADMINISTRATION.

The Plan shall be administered by a committee of the Company's Board of Directors, as it may be constituted from time to time, which committee shall consist of no fewer than three members and shall not include any member of said Board who is, or within twelve (12) months prior to the exercise of any discretion under this Plan has been, an employee of the Company or its Subsidiaries. Each member of the committee shall be an "outside director" as such term is defined in Section 162(m) of the Code and a "non-employee director" under Section 16(b) of the Securities Exchange Act of 1934, as amended.

The Administrator shall have full power and authority to interpret the Plan and any Award Agreement issued thereunder, and may, from time to time, prescribe, adopt, amend and rescind any rules and regulations it deems appropriate for the administration of the Plan and for the continued qualification under the Code of any Incentive Stock Option issued hereunder. Decisions of the Administrator on all matters relating to the Plan shall be conclusive and binding on the Company, its shareowners and Plan Participants.

The Administrator shall have full power and authority to: (i) designate Participants; (ii) determine Awards to be granted to Participants; (iii) determine the number of Shares (or securities convertible into Shares) to be covered by Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards, or other property, or canceled, substituted, exercised, provided that no such action will result in the repricing of Options; (vi) determine whether, to what extent and under what circumstances Awards (other than Awards of Stock Options), and amounts payable in cash, Shares or other property with respect to an Award, may be deferred automatically or at the election of the Participant or the Administrator; and (vii) determine or take any other action that it deems necessary or advisable for proper administration of the Plan.

Notwithstanding any other provision of the Plan, neither the Administrator, nor the Board, may reprice, replace or regrant any Option granted under the Plan (i) through cancellation and replacement or regrant with lower priced options, or (ii) by lowering the option exercise price of a previously granted Award, without the prior approval of Company shareowners.

The validity, construction and effect of the Plan, and any rules and regulations relating thereto, shall be determined in accordance with the laws of Connecticut and applicable federal law.

3. SHARES AVAILABLE FOR THE PLAN.

Subject to the adjustments prescribed in Sections 6 and 8, a maximum of 1,350,000 Shares are available for granting Awards under the Plan (the "Plan Maximum"). Of the Plan Maximum, no more than 200,000 Shares may be issued pursuant to Awards of Restricted Stock, Restricted Stock Units and Performance Share Awards. Only Shares relating to Awards actually issued or granted hereunder shall be counted against the Plan Maximum. If any Award granted under the Plan expires, is forfeited, cancelled, terminates unexercised or, for any reason, becomes unexercisable, the Shares represented by such Award shall thereafter be available for further grants under the Plan and shall not count against the Plan Maximum. Any Shares covered by an Award that are not delivered because the Award is settled in cash or used to satisfy the applicable tax withholding obligation shall not be deemed to have been delivered for purposes of determining the Plan Maximum. If the exercise price of any Award is paid by the Participant surrendering a Share of Common Stock, either by actual delivery or by attestation, only the number of Shares issued net of the Shares tendered shall be deemed purchased for purposes of calculating the Plan Maximum.

4. PARTICIPATION AND DETERMINATION OF AWARDS.

The Administrator shall, from time to time, select those members of the Board of Directors, officers and key full-time Employees of the Company and its Subsidiaries to whom Awards shall be granted, and shall determine:

(i) the number of Shares issued pursuant to Awards; provided that with respect to any Participant, no more than 150,000 Shares may be subject to Awards of Options and Stock Appreciation Rights in any calendar year, and no more than 50,000 Shares may be subject to Awards other than Options or Stock Appreciation Rights granted during any calendar-year period (regardless of when such Shares are deliverable);

(ii) the terms and conditions of any Award, including, without limitation, whether Stock Options shall be Nonqualified or Incentive Stock Options, or some combination thereof, the periods within which such Stock Options shall be exercisable, and whether any such Stock Option shall include a right to purchase an additional share of Common Stock (a "Reload Right") contingent upon the Optionee having exercised such Stock Option and having paid the exercise price in full by surrendering, either actually, or by attestation, a share or shares of Common Stock having a Fair Market Value on the date of the exercise equal to the exercise price of such Stock Option;

(iii) the extent to which Awards may be settled or exercised in cash or Shares, other securities or other property, or canceled, substituted or forfeited;

(iv) the extent to which, and under what circumstances, Shares (other than those attributable to the exercise of Stock Options) shall be deferred either automatically or at the election of the Participant.

A grant of an Award at any time to a Participant shall neither guarantee nor preclude a grant to such Participant at any later time.

Participation in the Plan shall be limited to those members of the Board of Directors, officers and key full-time Employees selected by the Administrator in its sole discretion. Members of the Board of Directors and any other individuals who are not Employees shall not be eligible to receive Incentive Stock Options.

Nothing in the Plan or in any Award granted shall confer any right on an Employee to continue in the employ of the Company or shall interfere in any way with the right of the Company to terminate an Employee's employment at any time.

5. TERMS AND CONDITIONS OF AWARDS.

(a) OPTIONS. The Stock Options granted shall be subject to the following terms and conditions:

(i) Exercise Price of Stock Options. Regardless of whether the Stock Option granted is a Nonqualified or Incentive Stock Option, the purchase price per Share deliverable upon the exercise of each Stock Option shall not be less than 100% of the Fair Market Value of Shares of Common Stock on the date the Stock Option is granted or, in the case of a Stock Option arising from the exercise of a Reload Right, on the date that the Reload Right is exercised. No Stock Option may be repriced by the Administrator. In the case of the grant of any Incentive Stock Option to an Optionee who, at the time of the grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries, the option exercise price per share shall not be less than 110% of the Fair Market Value of shares of Common Stock on the date the Stock Option is granted or, in the case of a Reload Right, on the date that the Reload Right is exercised.

(ii) The exercise price of a Stock Option shall be payable in cash or by the Optionee's surrendering, either actually or by attestation, shares of Common Stock, which were held by the Optionee for at least a six-month period at the time the Stock Option is exercised and having a Fair Market Value on the date of exercise equal to the exercise price of such Stock Option, or in any combination thereof, as determined by the Administrator.

(iii) Term and Exercisability of Stock Options. The Administrator shall determine the period within which each Stock Option granted shall be exercisable and may provide that a number of Stock Options shall become exercisable in installments; provided, however, that

(1) except as provided in Section 7 of this Plan, in no event shall any Stock Option be exercisable less than one year, or more than ten years, from the date it is granted;

(2) except as provided in Section 7 of this Plan, no more than one-third of the number of Stock Options granted to an Optionee on any date may first become exercisable in any twelve-month period;

(3) in the case of the grant of an Incentive Stock Option to an Optionee who, at the time of the grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries, in no event shall such Stock Option be exercisable more than five years from the date of the grant;

(4) in the case of Incentive Stock Options, except as provided in Section 7 of this Plan, the number of Stock Options granted to an Optionee on any date that may first become exercisable in any calendar year shall be limited to $100,000 divided by the exercise price per Stock Option, as

determined in accordance with Section 422(d) of the Code and the Treasury regulations issued thereunder; and

(5) a Stock Option arising from the exercise of a Reload Right shall become exercisable on the six-month anniversary of the date when the Reload Right was exercised and shall expire on the same date on which the Stock Option from which it arose would have expired if it had not been exercised.

(iv) <u>Continued Employment</u>. Except as otherwise provided in subsection (vi) of this Section 5, an Employee who is an Optionee may exercise a Stock Option only (i) if he or she is, and has continuously been since the date the Stock Option was granted, a full-time Employee.

(v) <u>Shareowner Rights</u>. Prior to the exercise of a Stock Option and delivery of the Common Stock shares purchased thereby, the Optionee shall have no right to dividends nor be entitled to voting or any other rights on account of such Stock Option.

(vi) <u>Exercisability of Options Upon Certain Events</u>. Upon the termination of an Optionee's service as a Director of the Company, or of an Employee-Optionee's full-time employment, as a result of retirement, death or disability, all Stock Options of the Optionee that have not expired or been exercised, shall become immediately exercisable. Upon the termination of an Employee-Optionee's full-time employment for any other reason, including but not limited to voluntary or involuntary termination, all of the Optionee's Stock Options that are not then exercisable shall automatically expire. An Employee-Optionee shall be considered "retired" or "disabled" for purposes of the Plan if he or she is entitled to a service pension, disability pension, disability benefit or disability allowance under the Company's pension or disability plan and a Director shall be deemed "retired" or "disabled" if so determined by the Administrator.

(1) <u>Upon Death</u>. If an Optionee's service as a Director, or an Employee-Optionee's full-time employment, is terminated by death, such Optionee's legal representative or successor by bequest or the laws of descent and distribution (each a "Successor in Interest") may exercise, in whole or in part, Stock Options exercisable by such Optionee on the date of his or her death, from time to time within one year after such Optionee's date of death.

(2) <u>Upon Retirement, or Termination Due to Disability</u>. If an Optionee's full-time employment, or service as a Director, is terminated due to retirement or disability, such Optionee, or his or her guardian or Successor in Interest, may exercise, in whole or in part: (A) Nonqualified Stock Options exercisable by such Optionee on the date of termination of his or her full-time employment (or service, in the case of a Director), from time to time within three years after such date; and (B) Incentive Stock Options exercisable by such Employee-Optionee on the date of his or her retirement, from time to time within three months after such date.

(3) <u>Upon Voluntary or Involuntary Termination of Service</u>. Upon a voluntary or involuntary termination of an Employee-Optionee's full-time employment, or upon a Director's termination of service as a Director, due to any cause other than the death, retirement or disability, such Optionee, or his or her Successor in Interest, may exercise, in whole or in part: (A) Nonqualified Stock Options exercisable by such Optionee on the date of termination of his or her full-time employment (or service as a Director), from time to time within five months after such date; and (B) Incentive Stock Options exercisable by such Employee-Optionee on such date, from time to time within three months after such date; provided, however, that if an Employee-Optionee or Director is terminated for cause (as determined by the Administrator), or if an Employee-Optionee, at any time after his or her voluntary or involuntary termination of full-time employment, engages in any occupation or business that, in the opinion of the Administrator, is a competitor of the Company or any of its Subsidiaries, all of such Optionee's unexercised Stock Options may be canceled by the Administrator.

(b) <u>STOCK APPRECIATION RIGHTS</u>. The Administrator is authorized to grant Stock Appreciation Rights ("SARs") to Participants which may, but need not, relate to a specific Option granted under the Plan. Subject to the terms of the Plan and any applicable Award Agreement, each Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive, upon exercise thereof, the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the exercise price of the SAR, which shall not be less than the Fair Market Value of one Share on the date of the grant of the Stock Appreciation Right. Subject to the terms of the Plan and any applicable Award Agreement, the exercise price, term, methods of exercise, methods of payment or settlement, and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Administrator, but in no event shall the term of a Stock Appreciation Right exceed a period of ten years from the date of its grant. Settlement of SARs may be made in cash, in Shares of Stock (valued at Fair Market Value at the date of exercise), or in a combination thereof, as determined by the Administrator.

(c) RESTRICTED STOCK; RESTRICTED STOCK UNITS.

(i) Issuance. The Administrator is authorized to grant Awards of Restricted Stock, Restricted Stock Units and Performance Shares to Participants in such amounts, and subject to such terms and conditions, as the Administrator shall determine.

(ii) Restrictions. Any such Award shall be subject to such conditions and restrictions as the Administrator may impose (including, without limitation, any limitation on the right to vote Restricted Stock or to receive dividends), which may lapse at such time as the Administrator may deem appropriate. Notwithstanding the foregoing and subject to the provisions of Section 7, any Awards of Restricted Stock or Restricted Stock Units as to which the sole restriction relates the passage of time and continued service shall have a continued service requirement of not fewer than three (3) years from the date of grant; and a period of not less than one (1) year after the grant for an Award that is based on the attainment of Performance Goals. Subject to the previous sentence, a Participant's interest in Restricted Stock or Restricted Stock Units awarded will vest only at the close of business on the date on which the vesting date occurs (as specified in his Award Agreement). Restricted Stock Units shall carry no voting rights.

(iii) Dividends and Dividend Equivalents. An Award of Restricted Stock or Restricted Stock Units may provide the Participant with the right to receive dividend payments or, in the case of Restricted Stock Units, amounts equivalent to cash dividends ("Dividend Equivalents") with respect to Shares subject to the Award, which payments may, in the Administrator's discretion, either be made currently or credited to an account for the Participant, and may be settled in cash or Shares, all as determined by the Administrator. Unless otherwise determined by the Administrator with respect to a particular Award, each outstanding Restricted Stock Unit shall accrue Dividend Equivalents, deferred in cash, which amounts will be paid only when and if the Restricted Stock Unit (on which such Dividend Equivalents were accrued) vests. To the extent that a Restricted Stock Unit does not vest or is otherwise forfeited, any accrued and unpaid Dividend Equivalents shall be forfeited.

(iv) Termination of Employment.

(1) Due to Death; Disability or Retirement or Termination with the Company's Consent. Any Restricted Stock, or Restricted Stock Units, not yet vested as of the date that a Participant's employment (or service as a Director) terminates due to death, disability, or retirement or termination with the consent of the Company, then any Restricted Stock or Restricted Stock Units (and any related Dividend Equivalents) not yet vested shall continue to vest. Any vested portion of a Restricted Stock Unit Award shall be paid as soon as practicable, subject to the provisions of the Plan. An Employee who is a in receipt of a Restrict Stock or Restrict Stock Unit Award shall be considered "retired" or "disabled" for purposes of the Plan if he or she is entitled to a service pension, disability pension, disability benefit or disability allowance under the Company's pension or disability plan and a Director shall be deemed "retired" or "disabled" if so determined by the Administrator.

(2) For Cause or Without the Company's Consent. Any Restricted Stock or Restricted Stock Units, not yet vested as of the date that a Participant's employment (or service as a Director) terminates for cause, or without the Company's consent, as determined by the Administrator, shall be forfeited and cancelled upon such termination of service.

(d) OTHER STOCK BASED AWARDS. The Administrator is hereby authorized to grant to Participants Performance Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, Shares (including without limitation securities convertible into Shares), as are deemed by the Administrator to be consistent with the purposes of the Plan; provided, however, that such grants must comply with Rule 16b-3 and applicable law. The Administrator shall designate whether any such Awards are intended to be "performance-based compensation" as that term is used in Section 162(m) of the Code. Any Award so designated shall be conditioned on the achievement of one or more Performance Goals. For Awards intended to be "performance-based compensation", the grant of the Awards and the establishment of the performance measures shall be made during the period required under Code Section 162(m).

(i) If applicable, Shares or other securities delivered pursuant to a purchase right granted under this Section 5(d) shall be purchased for such consideration, which may be paid by such method or methods and in such form or forms, including without limitation cash, Shares, other securities, other Awards or other property, or any combination thereof.

(ii) In granting any Performance Based Award pursuant to this Section 5(d), the Administrator shall also determine what effect the termination of employment of the Participant holding such Award shall have on the rights of the Participant pursuant to the Award.

(iii) The Administrator shall determine whether all or part of the conditions to payment of a Performance Share Award have been fulfilled and, if so, the amount of the payment to which the Participant is entitled.

(e) DEFERRAL. The Administrator, in an Award Agreement or otherwise, may permit a Participant to defer the delivery of Shares of Stock that otherwise would be due to such Participant upon the satisfaction, lapse or waiver of restrictions with respect to Restricted Stock. Such deferrals shall be made in accordance with the provisions of the UIL Holdings Deferred Compensation Plan, as amended from time to time, or any successor or substitute plan.

(f) GENERAL PROVISIONS. The following general provisions shall apply to all Awards granted hereunder, subject to the terms of other sections of this Plan or any Award Agreement.

(i) Award Agreements. Each Award granted under this Plan shall be evidenced by an Award Agreement which shall specify the relevant material terms and conditions of the Award and which shall be signed by the Participant receiving such Award, if so indicated by the Award.

(ii) Rule 16b-3 Six Month Limitations. To the extent necessary in order to have the grant of an Award, the exercise of an Award or any derivative security, or the sale of securities corresponding to an Award, be considered to be an exempt transaction under Section 16(b) of the Securities Exchange Act of 1934, any equity security granted under the Plan to a Participant must be held by such Participant for at least six months from the date of grant, or in the case of a derivative security granted pursuant to the Plan to a Participant, at least six months must elapse from the date of acquisition of the derivative security to the date of disposition of the derivative security (other than upon exercise or conversion) or its underlying equity security. Terms used in the preceding sentence shall, for the purposes of such sentence only, have the meanings if any, assigned or attributed to them under Rule 16b-3.

(iii) Limits on Transfer of Awards. No Award (other than Released Securities), and no right under any such Award may be assigned, alienated, pledged, attached, encumbered, sold, or transferred by a Participant other than by will or by the laws of descent and distribution or pursuant to a domestic relations order (or, in the case of Awards that are forfeited or canceled, to the Company). Any purported assignment, sale, transfer, thereof shall be void and unenforceable. If the Administrator so indicates in writing to a Participant, he or she may designate one or more beneficiaries who may exercise the rights of the Participant and receive any property distributable with respect to any Award upon the death of the Participant. Except as otherwise expressly provided herein or in an Award Agreement, each Award, and each right under any Award,shall be exercisable, during the Participant's lifetime only by the Participant or, if permissible under applicable law, by the

Participant's guardian or legal representative or by a transferee receiving such Award pursuant to a domestic relations order referred to above.

(iv) No Cash Consideration for Awards. Awards may be granted for no cash consideration, or for such minimal cash consideration as the Administrator may specify, or as may be required by applicable law.

(v) Awards May Be Granted Separately or Together. Awards may, in the discretion of the Administrator, be granted either alone or in addition to, in tandem with, or in substitution for any, other Award or any award granted under any other plan of the Company or any Subsidiary. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any other plan of the Company or any Subsidiary may be granted either at the same time as or at a different time from the grant of such other Awards or awards. Performance Awards and Awards which are not Performance Awards may be granted to the same Participant.

(vi) Forms Of Payment Under Awards. Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Company or a Subsidiary upon the grant, exercise, or payment of an Award may be made in such form or forms as the Administrator shall determine, including, without limitation, cash, Shares, other securities, other Awards, or other property, or any combination thereof, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Administrator. Such rules and procedures may include, without limitation,provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents in respect of installment or deferred payments.

(vii) Term of Awards. Except as otherwise provided in this Plan (with respect, for example, to Awards with specific term limitations), the term of each Award shall be for such period as may be determined by the Administrator.

(viii) Share Certificates. All certificates for Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Administrator may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Shares or other securities are then listed, and any applicable Federal or state securities laws, and the Administrator may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Unrestricted certificates representing Shares, evidenced in such manner as the Administrator shall deem appropriate,shall be delivered to the holder of Restricted Stock, Restricted Stock Units or any other relevant Award promptly after such related Shares shall become Released Securities.

(ix) Transfers within Controlled Group; Leaves of Absence. Transfer from the Company to a Subsidiary, from a Subsidiary to the Company, and from one Subsidiary to another, shall not be considered a termination of employment. Nor shall it be considered a termination of employment if a Participant is placed on a military or sick leave or such other leave of absence, which is considered as continuing intact the employment relationship; in such a case, the employment relationship shall be continued until the date when an employee's right to reemployment shall no longer be guaranteed either by law or by contract.

(x) Listing, Registration and/or Approvals. Each Award granted shall be subject to the requirement that if at any time the Administrator determines it is necessary or desirable to list, register or qualify any shares of Common Stock subject to such Award upon any securities exchange or under any state or federal law, or to obtain the consent or approval of any governmental regulatory body as a condition of, or in connection with, the granting of such Award or the issue or purchase of shares of Common Stock thereunder, no such Award may be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained, free of any conditions not acceptable to the Administrator.

6. ADJUSTMENTS.

In the event of a reorganization, recapitalization, stock split, stock or extraordinary cash dividend, combination of shares, merger, consolidation, distribution of assets, or any other change in the corporate structure or shares of the Company, such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or any outstanding Award, the Administrator shall make such adjustments as it deems appropriate in the number and kind of shares which may be purchased pursuant to the Plan, in (i) the number or kind of Shares available for the future granting of Awards hereunder, (ii) the number and kind of Shares covered by the Awards granted, and (iii) the grant, purchase, or exercise price with respect to any Award; provided, however, that with respect to an Incentive Stock Option no such adjustment shall be authorized to the extent that such would cause the termination of the Incentive Stock Option treatment pursuant to applicable Code requirements. In the event of any merger, consolidation or other reorganization in which the Company is not the surviving or continuing entity, all Awards granted hereunder and outstanding on the date of such event shall be assumed by the surviving or continuing entity. In the event of any reorganization in which all of the shares of the Company's Common Stock are exchanged for shares of the common stock of another corporation, all Awards granted hereunder and outstanding on the effective date of the share exchange shall be automatically converted into Awards of the other corporation on identical terms, and the other corporation shall assume this Plan, or if the Administrator deems such action appropriate, it may provide for a cash payment to the holder of an outstanding Award.

7. ACCELERATION UPON A CHANGE OF CONTROL.

(a) Except as the Board of Directors or the Administrator may expressly provide otherwise prior to a Change in Control of the Company, (as defined in Subsection 7(b) below) in the event of a Change in Control of the Company);

(i) All Options and Stock Appreciation Rights then outstanding shall become immediately and fully exercisable, notwithstanding any provision therein for the exercise of installments;

(ii) All restrictions and conditions of all Restricted Stock and Restricted Stock Units then outstanding shall be deemed satisfied as of the date of the Change of Control; and

(iii) All Performance Share Awards shall become vested, deemed earned in full and promptly paid to the Participants, without regard to payment schedules and notwithstanding that the applicable performance cycle or retention cycle shall not have been completed.

(b) "Change in Control" of the Company shall mean any of the following events, with the term "Company" being used in this definition to refer also to a Change in Control of any Subsidiary, with respect to each Participant employed by such Subsidiary:

(i) Any merger or consolidation of such Company with any corporate shareowner or group of corporate shareowners holding twenty-five percent (25%) or more of the Common Stock of UIL Holdings Corporation (or a successor to UIL Holdings Corporation, whether direct or indirect, by purchase, merger, consolidation or otherwise - a "Successor"), or with any other corporation or group of corporations that is, or after such merger or consolidation would be, or be affiliated with, a shareowner or group of shareowners owning at least twenty-five percent (25%) of the Common Stock of UIL Holdings Corporation or a Successor, or

(ii) Any sale, lease, exchange, mortgage, pledge, transfer or other disposition of any assets of such Company having an aggregate fair market value of $50 million or more to or with any shareowner or group of shareowners holding twenty-five percent (25%) or more of the Common Stock of UIL Holdings Corporation or a Successor, or to or with any affiliate of any such shareowner or group of shareowners; or

(iii) The issuance or sale by such Company, or the sale by UIL Holdings Corporation or a Successor, in exchange for cash, securities or other consideration having an aggregate fair market value of $50 million or more, of any securities of such Company to any shareowner or group of shareowners holding twenty-five percent (25%) or more of the Common Stock of UIL Holdings Corporation or a Successor, or to any affiliate of any such shareowner or group of shareowners; or

(iv) The implementation of any plan or proposal for the liquidation or dissolution of such Company, or of UIL Holdings Corporation or a Successor, proposed by or on behalf of any shareowner or group of shareowners owning at least twenty-five percent (25%) of the Common Stock of UIL Holdings Corporation or a Successor, or by or on behalf of any affiliate of any such shareowner or group of shareowners; or

(v) Any reclassification of securities (including a reverse stock split), or recapitalization, of UIL Holdings Corporation or a Successor, or any other transaction, which has the effect, directly or indirectly, of increasing the proportionate share of outstanding shares of any class of equity securities, or securities convertible into any equity securities, of UIL Holdings Corporation or a Successor, which class of securities is directly or indirectly owned by a shareowner or group of shareowners owning at least twenty-five percent (25%) of the Common Stock of UIL Holdings Corporation or a Successor, or by any affiliate of any such shareowner or group of shareowners.

The Board of Directors of the Company may, from time to time, by the affirmative vote of not less than a majority of the entire membership of said Board of Directors, at a meeting of said Board of Directors called and held for the purpose, modify the phrase "twenty-five percent (25%)" in one or more of the foregoing subparagraphs to a lesser percentage, but not less than twenty percent (20%).

8. TERMINATION AND MODIFICATION.

(a) Of the Plan. Unless previously terminated, the Plan shall terminate on March 21, 2009. The Administrator, without approval of the shareowners of the Company, may modify or terminate the Plan and from time to time may suspend, and if suspended, may reinstate any or all of the provisions of the Plan, except that no such modification or termination of the Plan may, without the consent of an Award holder, alter or impair any Award previously granted under the Plan and that no modification shall become effective without prior approval of the Common Stock shareowners of the Company that would: (a) increase (except in the case of a readjustment of the Common Stock or a recapitalization) the maximum number of shares for which an Award may be granted under the Plan; (b) reduce the option price that may be established under the Plan; (c) extend the maximum option term under the Plan beyond ten years, or (d) change the Plan's eligibility requirements.

(b) Amendments to Awards. The Administrator may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue, cancel or terminate, any Award heretofore granted without the consent of any relevant Participant or holder or beneficiary of an Award; provided, however, that no such amendment, alteration, suspension, discontinuance, cancellation or termination that would be adverse to the holder of such Award may be made without such holder's consent after a Change in Control. Notwithstanding the foregoing, the Administrator shall not amend any outstanding Option or SAR to change the exercise price thereof to any price that is lower than the original exercise price thereof except in connection with an adjustment authorized under Section 6.

(c) Adjustments of Awards Upon Certain Acquisitions. In the event the Company or a Subsidiary shall issue substitute Awards, the Administrator may make such adjustments, not inconsistent with the terms of the Plan, in the terms of Awards as it shall deem appropriate in order to achieve reasonable comparability or other equitable relationship between the assumed awards and the substitute Awards granted under the Plan.

(d) Adjustments of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Administrator shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 6 hereof) affecting the Company, any Affiliate, or the financial statements of the Company or any Subsidiary, or of changes in applicable laws, regulations, or accounting principles, whenever the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits to be made available under the Plan or an Award Agreement.

(e) Correction of Defects, Omissions, and Inconsistencies. The Administrator may correct any defect, supply any omission, or reconcile any inconsistency in any Award Agreement in the manner and to the extent it shall deem desirable to carry the Plan into effect.

9. GENERAL PROVISIONS

(a) No Rights to Awards. No Employee, Participant or Director shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees, Participants, Directors or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient.

(b) Withholding. The Company (or, if applicable, any Subsidiary) shall be authorized to withhold from any grant of an Award, exercise of an Award or any payment due or transfer made under any Award or under the Plan, the amount (in cash, Shares, other securities, other Awards, or other property) of all applicable withholding taxes due in respect of an Award, its exercise, or any payment or transfer under such Award or under the Plan and to take such other action as may be necessary in the opinion of the Company or Subsidiary to satisfy all obligations for the payment of such taxes.

(c) No Limit on Other Compensation Agreement. Nothing contained in the Plan shall prevent the Company or any Subsidiary from adopting or continuing in effect other or additional compensation arrangements and such arrangements may be either generally applicable or applicable only in specific cases.

(d) No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Subsidiary. Further, the Company or a Subsidiary may at any time dismiss a Participant from employment, free from any liability or any claim under the Plan, unless otherwise any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(e) Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Connecticut and applicable federal law.

(f) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Administrator, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Administrator, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person, or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(g) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be that of an unsecured general creditor of the Company.

(h) No Fractional Shares. No fractional Share shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated, or otherwise eliminated.

(i) Headings. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

10. EFFECTIVE DATE.

The effective date of this restated Plan shall be March 24, 2003. However, if the Plan is not approved by shareowners of the Company within twelve (12) months thereafter, the restated Plan and any and all Awards granted thereunder shall be null and void.

11. PARTICIPANTS SUBJECT TO SECTION 162(M).

(a) Applicability. The provisions of this Section 11 shall be applicable to all Covered Awards. Covered Awards shall be made subject to the achievement of one or more pre-established Performance Goals, in accordance with procedures to be established by the Administrator from time to time. Notwithstanding any provision of the Plan to the contrary, the Administrator shall not, other than upon a Change in Control, have discretion to waive or amend such Performance Goals, decrease the exercise price with respect to a Stock Option or, except as provided in Section 6 or Section 8, to increase the number of Shares subject to Covered Awards or the amount payable pursuant to Covered Awards after the Performance Goals have been established; provided, however, that the Administrator may, in its sole discretion, reduce the number of Shares subject to Covered Awards or the amount which would otherwise be payable pursuant to Covered Awards; and provided, further, that the provisions of Section 8 shall override any contrary provision of this Section 11.

(b) Certification. No shares shall be delivered and no payment shall be made pursuant to a Covered Award unless and until the Administrator shall have certified in writing that the applicable Performance Goals have been attained.

(c) Procedures. The Administrator may from time to time establish procedures pursuant to which Covered Employees will be permitted or required to defer receipt of amounts payable under Awards (other than Awards of Stock Options) made under the Plan.

APPENDIX B

UIL HOLDINGS CORPORATION
DEFERRED COMPENSATION PLAN

(AS ORIGINALLY ADOPTED EFFECTIVE JANUARY 27, 2003,
REFLECTING AMENDMENTS THROUGH MARCH 24, 2003)

UIL HOLDINGS CORPORATION
DEFERRED COMPENSATION PLAN

INTRODUCTION

UIL Holdings Corporation (the "Company") hereby establishes the UIL Holdings Corporation Deferred Compensation Plan to provide a select group of its senior management, and those of its selected Business Units, with the opportunity to accumulate capital by deferring compensation on a pre-tax basis, and to provide the Company with a method of rewarding and retaining its top executives and managerial employees.

The purpose of this Plan also is to permit those eligible executive employees whose matching allocations under the United Illuminating Company 401(k)/Employee Stock Ownership Plan ("UI KSOP") would be limited by virtue of their Compensation Deferrals under this Plan, with certain supplemental benefits to make up for such limitations.

The Plan, as set forth herein, is effective as of February 1, 2003.

ARTICLE I
TITLE AND DEFINITIONS

1.1 Definitions.

Capitalized terms used in this Plan, shall have the meanings specified below.

a) "Account" or "Accounts" shall mean a Participant's account under this Plan, including all of such subaccounts as are specifically authorized for inclusion in this Plan.

b) "Base Salary" shall mean an Eligible Employee's annual base salary, including any salary continuation, excluding bonus, commissions, incentive and all other remuneration for services rendered to the Company, but prior to reduction for any salary contributions to a plan established pursuant to Sections 125 or 132(f) of the Code or qualified pursuant to Section 401(k) of the Code.

c) "Beneficiary" or "Beneficiaries" shall mean the person or persons, including a trustee, personal representative or other fiduciary, last designated in writing by a Participant in accordance with procedures established by the Committee to receive the benefits specified hereunder in the event of the Participant's death. No beneficiary designation shall become effective until it is filed with the Committee. Any designation shall be revocable at any time through a written instrument filed by the Participant with the Committee with or without the consent of the previous Beneficiary. No designation of a Beneficiary other than the Participant's spouse shall be valid unless consented to in writing by such spouse. If there is no such designation or if there is no surviving designated Beneficiary, then the Participant's surviving spouse shall be the Beneficiary. If there is no surviving spouse to receive any benefits payable in accordance with the preceding sentence, the duly appointed and currently acting personal representative of the Participant's estate shall be the Beneficiary. In any case where there is no such personal representative of the Participant's estate duly appointed and acting in that capacity within 90 days after the Participant's death (or such extended period as the Committee determines is reasonably necessary to allow such personal representative to be appointed, but not to exceed 180 days after the Participant's death), then Beneficiary shall mean the person or persons who can verify by affidavit or court order to the satisfaction of the Committee that they are legally entitled to receive the benefits specified hereunder. In the event any amount is payable under the Plan to a minor, payment shall not be made to the minor, but instead be paid to such minor's legal guardian duly appointed and currently acting to hold the funds for such minor. If no guardian of the estate for the minor is duly appointed and currently acting within 60 days after the date the amount becomes payable, payment shall be deposited with the court having jurisdiction over the estate of the minor. Payment by Company pursuant to any unrevoked Beneficiary designation, or to the Participant's estate if no such designation exists, of all benefits owed hereunder shall terminate any and all liability of Company.

d) "Business Unit" means The United Illuminating Company ("UI"), American Payment Systems, Inc. ("APS"), Xcelecom, Inc., United Resources, Inc. ("URI"), and each other subsidiary of the Company which, with the consent of the Board, has adopted the Plan. Business Units shall be listed on Exhibit A to the Plan.

e) "Board of Directors" or "Board" shall mean the Board of Directors of UIL Holdings Corporation.

f) "Bonuses" shall mean the bonuses earned pursuant to any bonus plan or program approved by the Company (or its affiliates).

g) "Change in Control" of the Company shall mean any of the following events, with the term "Company" being used in this definition to refer also to a Change in Control of any Business Unit with respect to each Participant employed by such Business Unit:

(i) any merger or consolidation of the Company with any corporate shareowner or group of corporate shareowners holding twenty-five percent (25%) or more of the Stock of UIL Holdings Corporation (or a successor to UIL Holdings Corporation, whether direct or indirect, by purchase, merger, consolidation or otherwise - a "Successor"), or with any other corporation or group of corporations that is, or after such merger or consolidation would be, or be affiliated with, a shareowner or group of shareowners owning at least twenty-five percent (25%) of the Stock of UIL Holdings Corporation or a Successor, or

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of any assets of the Company having an aggregate fair market value of $50 million or more to or with any shareowner or group of shareowners holding twenty-five percent (25%) or more of the Stock of UIL Holdings Corporation or a Successor, or to or with any affiliate of any such shareowner or group of shareowners; or

(iii) the issuance or sale by the Company, or the sale by UIL Holdings Corporation or a Successor, in exchange for cash, securities or other consideration having an aggregate fair market value of $50 million or more, of any securities of such Company to any shareowner or group of shareowners holding twenty-five percent (25%) or more of the Stock of UIL Holdings Corporation or a Successor, or to any affiliate of any such shareowner or group of shareowners; or

(iv) the implementation of any plan or proposal for the liquidation or dissolution of the Company, or of UIL Holdings Corporation or a Successor, proposed by or on behalf of any shareowner or group of shareowners owning at least twenty-five percent (25%) of the Stock of UIL Holdings Corporation or a Successor, or by or on behalf of any affiliate of any such shareowner or group of shareowners; or

(v) any reclassification of securities (including a reverse stock split), or recapitalization, of UIL Holdings Corporation or a Successor, or any other transaction, which has the effect, directly or indirectly, of increasing the proportionate share of outstanding shares of any class of equity securities, or securities convertible into any equity securities, of UIL Holdings Corporation or a Successor, which class of securities is directly or indirectly owned by a shareowner or group of hareowners owning at least twenty-five percent (25%) of the Stock of UIL Holdings Corporation or a Successor, or by any affiliate of any such shareowner or group of shareowners.

The Board of Directors of the Company may, from time to time, by the affirmative vote of not less than a majority of the entire membership of said Board of Directors, at a meeting of said Board of Directors called and held for the purpose, modify the phrase "twenty-five percent (25%)" in one or more of the foregoing subparagraphs to a lesser percentage, but not less than twenty percent (20%).

h) "Code" shall mean the Internal Revenue Code of 1986, as amended.

i) "Committee" shall mean the Administrative Committee appointed by the Chief Executive Officer to administer the Plan in accordance with Article VII.

j) "Company" shall mean UIL Holdings Corporation, a Connecticut corporation.

k) "Company Discretionary Contribution" shall mean such discretionary contributions, if any, credited by the Company to the Company Discretionary Contribution Subaccount of a Participant for a Plan Year. Such contribution may differ from Participant to Participant both in amount, including no contribution, and as a percentage of Compensation.

l) "Company Discretionary Contribution Subaccount" shall mean the bookkeeping account maintained by the Company for each Participant that is credited with an amount equal to (i) the Company Discretionary Contribution Amount, if any, paid by the Company and (ii) net earnings and losses attributable thereto.

m) "Company Matching Contribution" shall mean such matching contributions, if any, made by the Company with respect to a Participant, in order to make up for the loss of a matching contribution under the UI KSOP resulting from the Participant's Compensation Deferrals under this Plan.

n) "Company Matching Contribution Subaccount" shall mean the bookkeeping account maintained by the Company for each Participant that is credited with an amount equal to (i) the number of Stock units equal in value to the Company Matching Contributions, if any, and the Dividend Equivalents, if any, paid by the Company, plus (ii) net earnings and losses attributable thereto.

o) "Compensation" shall mean, in the case of Eligible Employees, Base Salary, increases in Base Salary received during the Plan Year; Bonuses and other incentive awards; any lump sum payments made from the Company's SERP; compensation in excess of the amount deductible under Section 162(m) of the Code, and any other compensation permitted to be deferred by the Chief Executive Officer or Committee.

p) "Compensation Committee" shall mean the Compensation and Executive Development Committee of the Board of Directors of the Company or any subcommittee thereof.

q) "Compensation Deferrals" shall mean the compensation deferred by a Participant pursuant to Section 3.1 of this Plan.

r) "Compensation Deferral Subaccount" shall mean the bookkeeping account maintained by the Plan Administrator for each Participant that is credited with amounts equal to (i) the portion of the Participant's Compensation that he or she elects to defer, and (ii) net earnings and losses attributable thereto.

s) "Designated Individuals" shall mean those Eligible Employees and Directors designated as eligible to defer Restricted Stock Awards.

t) "Disability" shall mean that the Participant meets the definition of "disabled" under the terms of The United Illuminating Company Long-Term Disability Plan in effect on the date in question, whether or not such Participant actually is covered by such plan.

u) "Distributable Amount" shall mean the vested balance in the Participant's Accounts subject to distribution in a given Plan Year.

v) "Dividend Equivalents" shall mean the amount of cash dividends or other cash distributions paid by the Company on that number of shares equal to the number of Stock Units credited to a Participant's Stock Unit Subaccount as of the applicable record date for the dividend or other distribution, which amount shall be credited in the form of additional Stock Units to the Participant's Stock Unit Subaccount.

w) "Early Distribution" shall mean an election by a Participant in accordance with Section 6.3 to receive a withdrawal of amounts from his or her Compensation Deferral Subaccount, and any vested Company Discretionary and/or Matching Contribution Subaccounts, prior to the time at which such Participant would otherwise be entitled to such amounts.

x) "Effective Date" shall be February 1, 2003.

y) "Eligible Employee" shall mean each Employee of the Company or a Participating Subsidiary eligible to participate in the Plan, as determined in Section 2.1.

z) "Eligible Person" shall mean each Eligible Employee or Director of the Company or a Participating Subsidiary, to the extent that such individual is eligible to participate in the Plan, as determined in Section 2.1.

aa) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

bb) "Election Period" shall mean the time period associated with enrollment in the Plan. The first Election Period with respect to Eligible Employees becoming Participants on the Effective Date (February 1, 2003) shall end on January 24, 2003. Thereafter, subsequent elections with respect to a subsequent calendar year must be filed by October 30th of the preceding year to be effective with respect to such subsequent calendar year. Each newly Eligible Person shall have thirty days after becoming eligible in which to file an election with respect to Compensation deferrals for the initial Plan Year in which he or she is eligible to participate. Notwithstanding the foregoing, the Election Period with respect to the deferral by a Designated Individual of some portion or all of a Restricted Stock Award shall be any period designated by the Committee, which ends prior to receipt of the Award, and which shall be deemed effective contemporaneously with the Award with respect to any Restricted Stock vesting at least one year after such election is processed.

cc) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

dd) "Fund" or "Funds" shall mean one or more of the investment funds selected by the Committee pursuant to Section 3.2.

ee) "Hardship Distribution" shall mean a distribution made on account of a severe financial hardship of the Participant resulting from a sudden and unexpected illness or accident of the Participant or of his or her dependent (as defined in Section 152(a) of the Code), loss of a Participant's property due to casualty, or other similar or extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.

ff) "Investment Rate" shall mean, for each Fund, an amount equal to the closing price of such Fund during each business day, recorded for internal reporting to the Company on a monthly basis and reported to Participants on a calendar quarterly basis.

gg) "Participant" shall mean any Eligible Person who becomes a Participant in this Plan in accordance with Article II.

hh) "Payment Date" shall mean the date for payment of Distributable Amounts, as provided in Article VI.

ii) "Plan" shall mean the UIL Holdings Corporation Deferred Compensation Plan.

jj) "Plan Administrator" shall mean the administrator appointed by the Committee with the approval of the Chief Executive Officer of the Company. As of February 1, 2003, TBG Financial was appointed the Plan Administrator.

kk) "Plan Year" shall mean January 1 to December 31 of each year; except that the initial plan year shall extend from February 1, 2003 through December 31, 2003.

ll) "Related Company" shall mean any entity in which the Company owns, directly or indirectly, more than 50% of the outstanding voting stock or capital at the relevant time.

mm) "Restricted Stock" shall mean shares of Stock issued under the Restricted Stock feature of the UIL Holdings Corporation 1999 Amended and Restated Stock Plan, which shares are subject to forfeiture based on non-compliance with certain enumerated criteria.

nn) "Restricted Stock Award" shall mean any award of Restricted Stock under UIL Holdings Corporation 1999 Amended and Restated Stock Plan.

oo) "Retirement" shall mean termination of service after the Participant has satisfied the requirements for early retirement under the terms of The United Illuminating Company Pension Plan.

pp) "Scheduled In-Service Withdrawal Date" shall mean February of the year elected by the Participant to withdraw, or begin to withdraw, balances attributable to amounts deferred in a given Plan Year, and earnings and losses attributable thereto. A Participant's Scheduled In-Service Withdrawal Date in a given Plan Year may be no earlier than three years from the last day of the Plan Year for which Compensation Deferrals, deferrals of Restricted Stock, and contributions of Company Discretionary and Matching Contribution Amounts, are made.

qq) "SERP" shall mean The United Illuminating Company Supplemental Executive Retirement Plan, as that plan may be amended from time to time, including, without limitation, by substituting the Company as plan sponsor.

rr) "Stock" shall mean common stock of UIL Holdings Corporation, or any successor to UIL Holdings Corporation.

ss) "Stock Fund" or "Company Stock Fund" shall mean the deemed, unitized, investment Fund established to record (i) Participants' deemed investments in Stock Units, (ii) Designated Individuals' deferrals of Restricted Stock in Stock Units, (iii) Company Matching Contributions invested in Stock Units, and (iv) Dividend Equivalents deemed reinvested in Stock Units. The Company has reserved 50,000 shares of Company Stock for deemed investment in this Plan.

tt) "Stock Unit" shall mean a unit of value, equivalent to the value of a share of Stock or Restricted Stock, established by the Committee as a means of measuring value of the Stock-related portion of an Account under the Plan.

uu) Stock Unit Subaccount" shall mean the bookkeeping account maintained by the Committee on behalf of each Participant who is credited with Stock Units and Dividend Equivalents resulting from Compensation Deferrals and Company Matching Contributions, that are deemed invested in Stock Units, and deferrals of Restricted Stock.

ARTICLE II
PARTICIPATION

2.1 Determination of Eligible Persons.

All (i) officers of the Company and its Business Units, and (ii) those Employees of the Company and Business Units whose Base Salary is fixed at more than $100,000 per year (determined during the Election Period) and who, in the case of Company, and UI, Employees, are classified in Grade 10 or above (collectively, "Eligible Employees"), shall be eligible to participate in this Plan. Any other key management or highly compensated Employee from time to time designated by the Committee or Chief Executive Officer of the Company to be eligible to participate shall also be considered an Eligible Employee under the Plan.

With respect to the initial Plan Year of the Plan, Directors of the Company and its Participating Business Units shall be eligible to participate only in that portion of the Plan permitting deferral of Restricted Stock.

Thereafter, with respect to subsequent Plan Years, such Directors shall be eligible to participate in that portion of the Plan permitting elective deferrals of Compensation and other features of the Plan, to the extent that they are made applicable to Directors through subsequent Plan amendment. A Director shall be deemed an Eligible Person with respect to elective deferrals of Compensation (including fees and retainers) and other features of the Plan at such time as such provisions are made applicable to the Directors.

2.2 Enrollment; Duration of Participation.

An Eligible Person shall become a Participant in the Plan by electing to make deferrals in accordance with Section 3.1 during an Election Period, in accordance with such procedures as may be established from time to time by the Committee. An individual who, at any time, ceases to be an Eligible Person as determined in the sole discretion of the Committee, shall cease making deferrals in the Plan, and no future deferrals will be allowed until such time as the individual again becomes an Eligible Person. In such case, the individual may remain a Participant in the Plan with respect to amounts already deferred.

2.3 Transfers to Non-Participating Related Companies.

An Eligible Employee who becomes employed by a Related Company, which is not a participating Business Unit, shall no longer be eligible to make any further deferrals under the Plan. However, such individual shall remain a participant in the Plan with respect to amounts already deferred. Any deferrals for the current Plan Year shall terminate as of the date of transfer.

2.4 Amendment of Eligibility Criteria.

The Committee may, with the approval of the Compensation Committee, change the criteria for eligibility on a prospective basis.

ARTICLE III
DEFERRAL ELECTIONS

3.1 Elections to Defer Compensation.

(a) Election to Defer. Subject to the provisions of Article II, each Eligible Employee may elect to defer Compensation earned after the Election Period, by filing an election with the Plan Administrator (a "Deferral Election") that conforms to the requirements of this Section 3.1 either via the internet or mail, on a form provided by the Plan Administrator, by no later than the last day of the Election Period. Deferral Elections are irrevocable for the Plan Year, except as otherwise expressly provided in the Plan. Deferral Elections will continue in effect from Plan Year to Plan Year, unless decreased, increased, or terminated during an Election Period with respect to a subsequent Plan Year.

(b) Deferrals of Base Salary, Bonus and certain SERP Amounts. With respect to each Plan Year, an Eligible Employee may defer, in either whole percentages or a flat dollar amount, up to 85% of Annual Base Salary and up to 100% of increases in Base Salary that become effective during the Year; up to 100% of Bonuses or other incentive awards; and up to 100% of any lump sum SERP payments that would be payable in a calendar year subsequent to the filing of the Deferral Election. Notwithstanding the foregoing, the total amount deferred shall be limited, as necessary, to satisfy income tax and Social Security Tax (including Medicare) withholding obligations, and employee benefit plan withholding requirements as determined in the sole and absolute discretion of the Committee. The minimum contribution that must be made in any Plan Year by an Eligible Employee shall not be less than $5,000, which may be satisfied from any deferral source (e.g., Base Salary, Bonus, etc.). For the first Plan Year of the Plan, this required minimum contribution amount shall be pro-rated.

(c) Deferral of Restricted Stock. A Designated Individual may elect to defer all or any portion of a Restricted Stock Award as of the date such Award is made provided that such deferral is permitted by the terms of the Award. Any such deferral election must be made in a time period designated by the Committee in accordance with the applicable Election Period as defined with respect to deferrals of Restricted Stock. Such Election shall be irrevocable. All such deferrals shall be deemed invested only in Stock Units.

(d) Mandatory Deferral of Excess 162(m) Compensation.

Notwithstanding anything in the foregoing to the contrary, to the extent that any Compensation to be paid to an Eligible Employee with respect to a taxable year would exceed the amount deductible by the Company or a Business Unit under Section 162(m) of the Code (the "Excess"), such Excess automatically shall be deferred under the terms of this Plan without the necessity of an election to defer. Such deferred Excess shall be held and administered subject to the terms of the Plan, provided that, irrespective of the Employee's election as to timing and form of payment under Section 3.3, no deferred Excess shall be distributed to the affected Employee prior to the first taxable year in which such amounts, if paid, would be deductible under Section 162(m) of the Code (or any successor provision).

3.2 Deemed Investment Elections.

(a) With respect to Base Salary, Bonus and SERP Amounts. At the time of making the deferral elections described in Section 3.1(b), the Participant shall designate, on a form provided by the Plan Administrator, or, if allowed by the Committee, via voice response, internet or other technology, the types of investment Funds (selected and made available by the Committee), in which the Participant's Compensation Deferral Subaccount will be deemed to be invested for purposes of determining the amount of net earnings or losses to be credited to that Subaccount. In making the designation pursuant to this Section 3.2, the Participant may specify that all, or any portion, of his or her Compensation Deferral Subaccount be deemed to be invested, in whole percentage increments, in one or more of the types of investment Funds provided under the Plan, as communicated from time to time by the Committee.

A Participant may change the designation made under this Section 3.2 by filing an election, on a form provided by the Plan Administrator, or, if allowed by the Committee, via voice response, Internet or other technology on any business day; provided, however, that a Participant who has elected to have some portion of his Compensation Deferrals deemed invested in the Company Stock Fund may not transfer out of such investment with respect to such Compensation Deferral amount. A Participant may elect to have each Plan Year of Compensation Deferrals hypothetically invested in investment allocations different or distinct from his or her prior elections.

A Participant's Compensation Deferral will be deemed invested in the Money Market investment Fund (i) if a Participant fails to make a deemed investment election under this Section 3.2, or (ii) pending the establishment of a full array of deemed investment options by the Committee, or (iii) pending the effective date of the deemed investment in the Company Stock Fund as provided in Section 3.2(c).

(b) With Respect to Deferrals of Restricted Stock Awards. As of the date that Restricted Stock vests, a Participant's Stock Unit Subaccount shall be credited with the number of Stock Units equivalent in value to the amount of shares of Restricted Stock vested.

(c) Deemed investments will be valued daily. Except as otherwise provided in this Subsection 3.2(c) with respect to deemed investments in the Company Stock Fund, a deemed investment direction, or change in deemed investment direction, shall be processed based on the closing values for the date received, if such direction is received by the Plan Administrator by 4 p.m. Eastern Time. Otherwise, such direction shall be processed based on the closing values of the particular investment Funds on the next business day on which the markets are open. The net gain or loss of each deemed investment Fund (the "Investment Rate") shall be recorded monthly, and reported quarterly as provided in (e) below.

Except as provided in Subsection 3.2(b) above, a deemed investment in the Company Stock Fund shall be deemed to be a direction to invest in the UIL Stock Money Market Fund pending the end of the quarter, and shall be credited with the rate of return of such deemed investment in the UIL Stock Money Market Fund, with the direction to invest in the Company Stock Fund to be effective as of the third business day following the end of the quarter in which such direction is received, based on the closing price of the Company Stock Fund as of the end of the business day on which such investment is deemed acquired. Except as provided in Subsection 3.2(b) above, deemed purchases in the Company Stock Fund shall be made on a non-calendar quarter basis, beginning with the third business day following the non-calendar quarter ending with the month of February, 2003, and continuing quarterly thereafter.

Once the investment in the Company Stock Fund is effective with respect to Compensation Deferrals and with respect to deferrals of Restricted Stock, a Participant may not re-direct such investment back into other deemed investment Funds available under the Plan.

(d) Although the Participant may designate deemed investments for his Compensation Deferrals, the Committee shall not be bound by such designation. The Committee shall have no obligation to actually make any hypothetical investment, but may do so if it chooses. If a hypothetical investment is actually made by the Committee, then for the period the investment is held, the timing of actual investment changes and the actual value of investments, less actual costs, fees and expenses incurred, shall be used to measure investment return of the deemed investment under this Plan. The Committee shall select from time to time, in its sole and absolute discretion, investment funds, may rebalance funds, and shall communicate the same to the Plan Administrator.

(e) The Investment Rate of each such deemed investment fund shall be used to determine the amount of earnings or losses to be credited to all of Participants' Subaccounts under Article IV, and shall be reported on a calendar quarterly basis to Participants. Rebalancing of deemed investments on Compensation Deferral Accounts, based on aggregate Participant hypothetical investment directions shall occur as soon as administratively feasible following the close of each month; provided, however, that rebalancing of the Company Stock Account shall occur as soon as administratively feasible following the close of each quarter.

(f) The Committee in its discretion shall establish reasonable and uniform rules applicable to all Participants for hypothetical investments under the Plan, which rules shall include, but not be limited to, rules governing the frequency of permitted changes in hypothetical investments and the effective date of such changes. All direct costs, management fees and other expenses that would have been incurred if a hypothetical investment or change in investment had actually been made shall be charged against a Participant's Account, unless otherwise determined by the Committee.

3.3 Elections as to Form and Timing of Payment.

(a) At the time of making the deferral elections described in Section 3.1, the Participant shall elect, on a form provided by the Plan Administrator, (i) to receive his Compensation Deferral Account, his deferred Restricted Stock Account, and any Company Contributions made with respect to such Plan Year either (A) commencing upon his or her termination of service (due to Retirement, death, disability, or voluntary or involuntary termination) or (B) at a specified future date while the Participant remains employed (a "Scheduled In-Service Withdrawal Date"), and shall elect (ii) the payment method in which such amounts (and hypothetical net earnings thereon) shall be distributed from among the forms of benefit payment available under Section 6.2.

(b) The Participant may, but is not required to, elect to subject each Plan Year's Compensation Deferrals and earnings thereon to a separate distribution schedule.

(c) Each election as to the timing and form of payment shall apply only for one Plan Year, and only to the Compensation Deferrals, deferrals of Restricted Stock, and any Company Contributions made with respect to such year, and shall not carry forward. To the extent that a Participant does not file an election as to form and timing of payment with respect to Compensation Deferrals, Deferrals of Restricted Stock, and Company Contributions for a Plan Year, the deemed distribution election automatically shall be a lump sum following termination of employment with the Company and its affiliates.

(d) Notwithstanding the foregoing, in the event that a Participant terminates service for any reason other than Retirement or termination due to long-term disability, including on account of a Change in Control of the Company or a Business Unit for whom the Participant was employed as of the Change in Control, then the Participant's entire account balance will be distributed in a single lump sum as soon as administratively feasible following the end of the calendar quarter in which such termination occurs, but in no event more than sixty (60) days following the end of such quarter. In the event that a Participant is receiving Scheduled In-Service Withdrawals and then terminates service, any unpaid balance of Subaccounts will be paid in a lump sum.

ARTICLE IV
COMPENSATION DEFERRAL AND COMPANY CONTRIBUTION ACCOUNTS

4.1 Compensation Deferral Subaccount.

The Plan Administrator shall establish and maintain a Compensation Deferral Subaccount for each Participant under the Plan. Each Participant's Compensation Deferral Subaccount shall be further divided into separate Subaccounts ("Investment Fund Subaccounts"), each of which corresponds to an investment Fund elected by the Participant pursuant to Section 3.2. A Participant's Compensation Deferral Subaccount shall be credited as follows:

(a) As soon as administratively feasible, and in no event later than ten (10) days, after amounts are withheld and/or deferred from a Participant's Compensation, the Committee shall credit the Investment Fund Subaccounts of the Participant's Compensation Deferral Subaccount with an amount equal to Compensation deferred by the Participant in accordance with the Participant's election under Section 3.1.

(b) Each business day, each Investment Fund Subaccount of a Participant's Compensation Deferral Subaccount shall be credited with earnings or losses in an amount equal to that determined by multiplying the balance credited to such investment Fund Subaccount as of the prior day plus contributions credited that day to the Investment Fund Subaccount by the Investment Rate for the corresponding deemed Fund selected by the Participant.

4.2 Company Discretionary Contribution Subaccount.

With approval of the Board, the Company or any Business Unit may from time to time make Discretionary Contributions to the Accounts of Participants or selected Participants, and, if it so decides, may impose a vesting schedule on such Contributions. In the event that the Company or any Business Unit determines to make such a contribution, the Plan Administrator shall establish and maintain a Company Discretionary Contribution Subaccount for each Participant under the Plan. Each Participant's Company Discretionary Contribution Subaccount shall be further divided into separate Subaccounts, each of which corresponds to a Fund elected by the Participant pursuant to Section 3.2(a). A Participant's Company Discretionary Contribution Subaccount shall be credited as follows:

(a) The Plan Administrator shall credit the Investment Fund Subaccounts of the Participant's Company Discretionary Contribution Subaccount with an amount equal to the Company Discretionary Contribution Amount, if any, applicable to that Participant, within ten (10) business days after such amount is contributed; and

(b) Such Subaccount shall be deemed invested, and valued, in the same manner and proportion as the Participant's other Account balances under the Plan, unless otherwise determined by the Company.

4.3 Company Matching Contribution Subaccount.

(a) In the event that the Committee determines that a Participant is unable with respect to a calendar year to receive the maximum matching allocation in the UI KSOP due to the Compensation Deferrals made by the Participant to this Plan, the Company shall make a supplemental Company Matching Contribution in the amount of such shortfall to this Plan as soon as administratively feasible following the end of such calendar year.

(b) In such case, the Plan Administrator shall establish and maintain a Company Matching Contribution Subaccount for such Participant. Each such Participant's Company Matching Contribution Subaccount shall be deemed invested in the Company Stock Fund, at the end of the quarter in which such contribution is allocated to the Participant's Company Matching Contribution Subaccount, with such contribution deemed invested in the Money Market Fund pending the end of such quarter.

(c) A Participant's Company Matching Contribution Subaccount shall be valued in the same manner, and at the same time, as the Company Stock Fund.

4.4 Deferred Restricted Stock Account.

(a) The Plan Administrator shall maintain a Stock Unit Subaccount for each Designated Individual to record the number of Stock Units to be credited to such Designated Individual as of the date that Restricted Stock vests.

(b) The number of Stock Units to be credited shall be equivalent in value to the number of shares of Restricted Stock when vesting restrictions (and any other applicable conditions) have been satisfied.

(c) The Designated Individual's Restricted Stock sub-account shall be credited with Dividend Equivalents.

(d) Until such time as such sub-accounts are actually paid in Stock to the Designated Individual, the Designated Individual shall have no voting rights associated with such sub-accounts.

ARTICLE V
VESTING

5.1 Vesting.

A Participant shall be 100% vested in his or her Compensation Deferral Account and Company Matching Contribution Subaccount, and any Stock Unit Subaccount. A Participant shall be vested in accordance with any schedule that the Committee may establish with respect to his or her Company Discretionary Contribution Account, if any.

5.2 Vesting Upon Death/Change in Control.

Upon death of a Participant, or in the event of a Change in Control, the Participant shall be 100% vested in his or her Compensation Deferral Account, any Stock Unit Subaccount, Company Matching Contribution Subaccount, and in any Company Discretionary Contribution Subaccount.

ARTICLE VI
DISTRIBUTIONS

6.1 Manner of Payment--Cash vs. Stock.

Distributions of Compensation Deferral Subaccounts, Company Discretionary Contribution Subaccounts, Company Matching Contribution Subaccounts, and deemed earnings thereon, shall be made in cash, except to the extent that such Subaccounts are deemed invested in the Company Stock Fund. Distributions of Company Stock Fund Subaccounts (including Subaccounts attributable to deferred Restricted Stock, Compensation Deferrals and Company Matching Contributions), shall be paid in shares of Company Stock. All fractional shares of Stock shall be paid in cash.

6.2 Distribution of Accounts.

(a) Distribution Due to Retirement, Disability or Termination of Service.

(1) Termination of Service with $50,000 Account Balance or Less. In the case of a Participant terminates service with the Company and all affiliates, and who has a total Account balance of $50,000 or less, the Distributable Amount shall be paid to the Participant in a lump sum distribution after the end of the calendar quarter in which the Participant terminates service.

(2) Termination of Service with More than $50,000 Account Balance.

(i) For Reasons other than Retirement or Disability. In the case of a Participant who terminates service with the Company and all affiliates for reasons other than Retirement or Disability with an Account balance of more than $50,000, the Distributable Amount shall be paid to the Participant in a lump sum after the end of the quarter in which the Participant terminates service.

(ii) Due to Retirement or Disability. In the case of a Participant who terminates service with the Company and all affiliates due to Retirement or Disability and has a total Account balance more than $50,000, the Distributable Amount shall be paid to the Participant in a lump sum unless the Participant has made a timely election to have the Distributable Amount paid in one of the following optional installment forms set forth in Section 6.2(a)(3).

(3) Election of Installment Form. An installment form of benefit may be elected by the Participant (to be implemented upon the Participant's Retirement or Disability), with respect to each Plan Year's Compensation Deferrals, deferred Restricted Stock, and Company Contributions, on a form provided by the Plan Administrator, or, if permitted by the Committee, via voice response, Internet or other approved technology, during an Election Period, from among the following:

(i) annual installments over five (5) years beginning on the Participant's Payment Date;

(ii) annual installments over ten (10) years beginning on the Participant's Payment Date;

(iii) annual installments over fifteen (15) years beginning on the Participant's Payment Date.

(4) Modification of Election of Form of Payment. A Participant may modify the form of benefit that he or she has previously elected, provided such modification occurs at least one (1) year before the Participant terminates employment with the Company.

(5) Delay of Payment Date with respect to Retiring Participants. Prior to Retirement a Participant may delay the Payment Date for any Plan Year's Compensation Deferrals to a date later than the otherwise applicable Payment Date, provided such extension occurs at least one year before the Participant's Retirement Date. The Participant may delay his or her Payment Date no more than twice.

(6) Timing of Installment Payments. Upon a Participant's termination of service due to Retirement or Disability, the first annual installment distribution will be made as soon as administratively practicable following the end of the calendar quarter in which the Participant terminates service, but not later than sixty (60) days following the end of the calendar quarter containing the Participant's termination. Subsequent annual installments will be distributed in February of each year.

(7) Deferral of Installment Commencement Date to February following Retirement or Disability. A Participant who terminates service with the Company and all affiliates due to Retirement or Disability may elect to defer commencement of his or her annual installment payments until February of the year following his termination of service due to Retirement or Disability, but any such election must be made at least twelve (12) months prior to such termination of service.

(8) Timing of Lump Sum Distributions. Lump sum distributions will be paid as soon as administratively feasible following the end of the calendar quarter in which the Participant terminates service (due to retirement, disability, death or otherwise), but not later than sixty (60) days following the calendar quarter containing his or her termination of service.

(9) Termination Not on Account of Retirement or Disability. Notwithstanding anything to the contrary in this Section 6.2(a), in the event that a Participant terminates service with the Company and all affiliates for any reason other than Retirement or Disability, including on account of a Change in Control of UIL Holdings or

a Business Unit (for whom the Participant was employed as of the Change in Control), then the Participant's entire Account balance will be distributed in a single lump sum. In the event that a Participant is receiving Scheduled In-Service Withdrawals and then terminates service, any unpaid balance of Subaccounts will be paid in a lump sum.

(10) Delay of Distribution Due to Disability Offset. If any distribution from the Plan shall have the effect of reducing disability benefits receivable by the Participant under any other policy, plan, program or arrangement, such distribution may be postponed, in the sole discretion of the Committee, upon application by the Participant.

(11) Continued Crediting of Investment Rate. The Participant's Account shall continue to be credited with earnings pursuant to Article IV of the Plan until all amounts credited to his or her Account under the Plan have been distributed.

(b) Distribution With a Scheduled In-Service Withdrawal Date.

(1) In the case of a Participant who has elected a Scheduled In-Service Withdrawal, such Participant shall receive his or her Distributable Amount as scheduled, but only with respect to those deferrals of Compensation, deferrals of Restricted Stock, any vested Company Discretionary Contribution Amounts, Company Matching Contribution Amounts and earnings or losses attributable thereto, as shall have been elected by the Participant to be subject to the Scheduled In-Service Withdrawal Date in accordance with Section 1.1(pp) of the Plan.

(2) A Participant's Scheduled In-Service Withdrawal Date in a given Plan Year may be no earlier than three (3) years from the last day of the Plan Year for which the deferrals of Compensation, Restricted Stock, contributions of Company Discretionary and Matching Contribution Amounts are made. A Participant may elect either a lump sum, or annual installments over a period ranging from two (2) years, up to and including five (5) years from the Scheduled In-Service Withdrawal Date.

(3) A Participant may extend the Scheduled In-Service Withdrawal Date for any Plan Year, provided such extension occurs at least one (1) year before the Scheduled In-Service Withdrawal Date and is for a period of not less than two years from the Scheduled In-Service Withdrawal Date. The Participant may modify any Scheduled In-Service Withdrawal Date in the manner set forth above, no more than two (2) times.

(4) The first annual installment subject to a Scheduled In-Service Withdrawal Date shall commence to be paid in February of the Plan Year in which the Scheduled In-Service Withdrawal Date falls. Subsequent annual installments will be distributed in February of each year.

(5) Lump sum distributions will be paid in February of the year specified on the Participant's election of a Scheduled In-Service Withdrawal Date.

(6) If a Participant terminates service with the Company and all affiliates for reasons other than Retirement or Disability prior to his or her Scheduled In-Service Withdrawal Date, the Compensation Deferral, deferred Restricted Stock, and any amounts attributable to Company Contributions, subject to such Scheduled In-Service Withdrawal Date will instead be distributed in the form of a lump sum. Such lump sum distribution will be paid as soon as administratively feasible following the end of the calendar quarter in which the Participant terminates service, but not later than sixty (60) days following the calendar quarter containing his or her termination of service.

(c) Distribution for Termination Due to Death. In the case of the death of a Participant while in the service of the Company or an affiliate, the Participant's entire undistributed Account balance shall be distributed to the Participant's Beneficiary, in a lump sum as soon as practicable following the end of the calendar quarter in which death occurs. In the event a Participant dies while receiving installment payments, the remaining installments shall be paid to the Participant's Beneficiary in a lump sum as soon as practicable following the end of the calendar quarter in which death occurs.

(d) Distribution Date with respect to Deferred Restricted Stock.

Deferrals of Restricted Stock shall be subject to the same rules regarding timing and forms of payment as are applicable to other Subaccounts under this Plan, provided, however, that in no event shall the any amounts be payable with respect to such subaccounts prior to the vesting of such Restricted Stock.

6.3 Early Non-Scheduled Distributions.

A Participant shall be permitted to elect an unplanned Early Distribution from his or her Account prior to the Payment Date, subject to the following restrictions and penalties:

(a) The election to take an Early Distribution shall be made by filing a form provided by and filed with the Committee or, if permitted by the Committee, via voice response, Internet or other approved technology prior to the end of any calendar month. No more than two Early Distributions may be taken by any Participant.

(b) The total amount of the Early Distribution shall be no more than 90% of the Participant's vested Account balance.

(c) The amount described in subsection (b) above shall be paid in a cash lump sum as soon as practicable after the end of the calendar month in which the Early Distribution election is made.

(d) If a Participant requests an Early Distribution of his or her entire vested Account, the remaining balance of his or her Account (10% of the Account) shall be permanently forfeited and the Company shall have no obligation to the Participant or his or her Beneficiary with respect to such forfeited amount. If a Participant receives an Early Distribution of less than his or her entire vested Account, such Participant shall forfeit 10% of the gross amount to be distributed from the Participant's Account and the Company shall have no obligation to the Participant or his or her Beneficiary with respect to such forfeited amount.

(e) If a Participant receives an Early Distribution of either all or a part of his or her Account, the Participant will be ineligible to participate in the Plan for the balance of the Plan Year and for the following Plan Year; provided, however, that such individual shall remain a Participant in the Plan with respect to amounts already deferred.

6.4 Hardship Distribution.

(a) A Participant shall be permitted to elect a Hardship Distribution from his or her Compensation Deferral Subaccount, Matching Contribution Subaccount, and any vested Company Discretionary Contribution Subaccounts prior to the Payment Date, subject to the following restrictions:

(b) The election to take a Hardship Distribution shall be made by filing a form provided by and filed with Committee prior to the end of any calendar month.

(c) The Committee shall have made a determination, in its sole discretion, that the requested distribution constitutes a Hardship Distribution in accordance with Section 1.1(ee) of the Plan.

(d) The amount determined by the Committee as a Hardship Distribution shall be paid in a cash lump sum as soon as practicable after the Hardship Distribution election is made and approved by the Committee.

(e) Notwithstanding anything to the contrary, no Hardship Distribution may be made to the extent that such hardship is or may be relieved (i) through reimbursement or compensation by insurance or otherwise, (ii) by liquidation of the Participant's assets, to the extent the liquidation of assets would not itself cause severe financial hardship, or (iii) by cessation of deferrals under this Plan.

6.5 Inability to Locate Participant.

In the event that the Committee is unable to locate a Participant or Beneficiary within two years following the required Payment Date, the amount allocated to the Participant's Account shall be forfeited. If, after such forfeiture, the Participant or Beneficiary later claims such benefit, such benefit shall be reinstated without additional interest or earnings.

ARTICLE VII
ADMINISTRATION

7.1 Committee.

A Committee shall be appointed by, and serve at the pleasure of, the Chief Executive Officer (CEO) of the Company. The number of members comprising the Committee shall be determined by the CEO, who may from time to time vary the number of members. A member of the Committee may resign by delivering a written notice of resignation to the CEO. The CEO may remove any member by delivering a certified copy of its resolution of removal to such member. Vacancies in the membership of the Committee shall be filled promptly by the CEO.

7.2 Committee Action.

The Committee shall act at meetings by affirmative vote of a majority of the members of the Committee. Any action permitted to be taken at a meeting may be taken without a meeting if, prior to such action, a written consent to the action is signed by all members of the Committee and such written consent is filed with the minutes of the proceedings of the Committee. A member of the Committee shall not vote or act upon any matter which relates solely to himself or herself as a Participant. The Chairman or any other member or members of the Committee designated by the Chairman may execute any certificate or other written direction on behalf of the Committee.

7.3 Powers and Duties of the Committee.

The Committee, on behalf of the Participants and their Beneficiaries, shall enforce the Plan in accordance with its terms, shall be charged with the general administration of the Plan, and shall have all powers necessary to accomplish its purposes, including, but not limited to, the following:

(i) To select the funds in accordance with Section 3.2(a) hereof;

(ii) To construe and interpret the terms and provisions of this Plan;

(iii) To compute and certify to the amount and kind of benefits payable to Participants and their Beneficiaries;

(iv) To maintain all records that may be necessary for the administration of the Plan, and to approve all administrative forms and procedures to be used in the establishment and maintenance of Accounts and Subaccounts;

(v) To provide for the disclosure of all information and the filing or provision of all reports and statements to Participants, Beneficiaries or governmental agencies as shall be required by law;

(vi) To make and publish such rules for the regulation of the Plan and procedures for the administration of the Plan as are not inconsistent with the terms hereof;

(vii) To appoint a Plan administrator or any other agent, and to delegate to them such powers and duties in connection with the administration of the Plan as the Committee may from time to time prescribe; and

(viii) To take all actions necessary for the administration of the Plan.

7.4 Construction and Interpretation.

The Committee shall have full discretion to construe and interpret the terms and provisions of this Plan, which interpretations or construction shall be final and binding on all parties, including but not limited to the Company and any Participant or Beneficiary. The Committee shall administer such terms and provisions in a uniform and nondiscriminatory manner and in full accordance with any and all laws applicable to the Plan.

7.5 Information.

To enable the Committee to perform its functions, the Company shall supply full and timely information to the Committee on all matters relating to the Compensation of all Participants, their death or other events which cause termination of their participation in this Plan, and such other pertinent facts as the Committee may require.

7.6 Compensation, Expenses and Indemnity.

(a) The members of the Committee shall serve without compensation for their services thereunder.

(b) The Committee is authorized at the expense of the Company to employ such legal counsel as it may deem advisable to assist in the performance of its duties hereunder. Expenses and fees in connection with the administration of the Plan shall be paid by the Company.

(c) To the extent permitted by applicable state law, the Company shall indemnify and hold harmless the Committee and each member thereof, the Board of Directors and any delegate of the Committee who is an employee of the Company against any and all expenses, liabilities and claims, including legal fees to defend against such liabilities and claims arising out of their discharge in good faith of responsibilities under or incident of the Plan, other than expenses and liabilities arising out of willful misconduct. This indemnity shall not preclude such further indemnities as may be available under insurance purchased by the Company or provided by the Company under any bylaw, agreement or otherwise, as such indemnities are permitted under state law.

7.7 Quarterly Statements.

Under procedures established by the Committee, a Participant shall receive a statement with respect to such Participant's Accounts on a quarterly basis.

7.8 Disputes.

(a) Claim.

A person who believes that he or she is being denied a benefit to which he or she is entitled under this Plan (hereinafter referred to as "Claimant") must file a written request for such benefit with the Company, setting forth his or her claim within ninety (90) days of the date such Claimant believes he or she was entitled to benefits under the Plan. The request shall be addressed to the Committee, at its then principal place of business.

(b) Claim Decision.

Upon receipt of a claim, the Company shall advise the Claimant that a reply will be forthcoming within ninety (90) days and shall, in fact, deliver such reply within such period. The Company may, however, extend the reply period for an additional ninety (90) days for special circumstances.

If the claim is denied in whole or in part, the Company shall inform the Claimant in writing, setting forth: (i) the specified reason or reasons for such denial; (ii) the specific reference to pertinent provisions of this Plan on which such denial is based; (iii) a description of any additional material or information necessary for the Claimant to perfect his or her claim and an explanation of why such material or such information is necessary;

(iv) appropriate information as to the steps to be taken if the Claimant wishes to submit the claim for review; and (v) the time limits for requesting a review under subsection (c).

(c) Request for Review.

Within sixty (60) days after the receipt by the Claimant of the written opinion described above, the Claimant may request in writing that the Committee review the determination of the Company. Such request shall be addressed to the Compensation Committee of the Company, at its then principal place of business. The Claimant or his or her duly authorized representative may, but need not, review the pertinent documents and submit issues and comments in writing for consideration by the Committee. If the Claimant does not request a review within such sixty (60) day period, he or she shall be barred and estopped from challenging the Company's determination.

(d) Review of Decision.

Within sixty (60) days after the Committee's receipt of a request for review, after considering all materials presented by the Claimant, the Committee will inform the Claimant in writing, the decision setting forth the specific reasons for the decision, written in a manner calculated to be understood by the Claimant, containing specific references to the pertinent provisions of this Plan on which the decision is based. If special circumstances require that the sixty (60) day time period be extended, the Committee will so notify the Claimant and will render the decision as soon as possible, but no later than one hundred twenty (120) days after receipt of the request for review.

ARTICLE VIII
MISCELLANEOUS

8.1 Unsecured General Creditor.

Participants and their Beneficiaries, heirs, successors, and assign shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Company, including in any Compensation Deferrals made under this Plan. No assets of the Company shall be held in any way as collateral security for the fulfilling of the obligations of the Company under this Plan. Any and all of the Company's assets shall be, and remain, the general unpledged, unrestricted assets of the Company. The Company's obligation under the Plan shall be merely that of an unfunded and unsecured promise of the Company to pay money in the future, and the rights of the Participants and Beneficiaries shall be no greater than those of unsecured general creditors. It is the intention of the Company that this Plan be unfunded for purposes of the Code and for purposes of Title 1 of ERISA. Notwithstanding the foregoing, the Company may enter into one or more rabbi trusts, in accordance with the provisions of Revenue Procedure 92-64, to assist it and its Business Units in providing benefits under this Plan.

8.2 Restriction Against Assignment.

The Company shall pay all amounts payable hereunder only to the person or persons designated by the Plan and not to any other person or corporation. No part of a Participant's Accounts shall be liable for the debts, contracts, or engagements of any Participant, his or her Beneficiary, or successors in interest, nor shall a Participant's Accounts be subject to execution by levy, attachment, or garnishment or by any other legal or equitable proceeding, nor shall any such person have any right to alienate, anticipate, sell, transfer, commute, pledge, encumber, or assign any benefits or payments hereunder in any manner whatsoever. If any Participant, Beneficiary or successor in interest is adjudicated bankrupt or purports to anticipate, alienate, sell, transfer, commute, assign, pledge, encumber or charge any distribution or payment from the Plan, voluntarily or involuntarily, the Committee, in its discretion, may cancel such distribution or payment (or any part thereof) to or for the benefit of such Participant, Beneficiary or successor in interest in such manner as the Committee shall direct.

8.3 Withholding.

There shall be deducted from each payment made under the Plan or any other Compensation payable to the Participant (or Beneficiary) all taxes that are required to be withheld by the Company under applicable federal, state and local laws. The Company shall have the right to reduce any payment (or compensation) by the amount of cash sufficient to provide the amount of said taxes.

8.4 Amendment, Modification, Suspension or Termination.

The Compensation Committee, with approval of the Board, may amend, modify, suspend or terminate the Plan in whole or in part, except to the extent that such power has been expressly reserved otherwise under the terms of this Plan. No amendment, modification, suspension or termination shall have any retroactive effect to reduce any amounts allocated to a Participant's Accounts. In the event that this Plan is terminated, the amounts allocated to a Participant's Accounts shall be distributed to the Participant or, in the event of his or her death, his or her Beneficiary in a lump sum within thirty (30) days following the date of termination.

8.5 Governing Law.

This Plan shall be construed, governed and administered in accordance with the laws of the State of Connecticut without regard to the conflicts of law principles thereof.

8.6 Receipt or Release.

Any payment to a Participant or the Participant's Beneficiary in accordance with the provisions of the Plan shall, to the extent thereof, be in full satisfaction of all claims against the Committee and the Company. The Committee may require such Participant or Beneficiary as a condition precedent to such payment, to execute a receipt and release to such effect.

8.7 Payments on Behalf of Persons Under Incapacity.

In the event that any amount becomes payable under the Plan to a person who, in the sole judgment of the Committee, is considered by reason of physical or mental condition to be unable to give a valid receipt therefore, the Committee may direct that such payment be made to any person found by the Committee, in its sole judgment, to have assumed the care of such person. Any payment made pursuant to such determination shall constitute a full release and discharge of the Committee and the Company.

8.8 Limitation of Rights and Employment Relationship.

Neither the establishment of the Plan nor any modification thereof, nor the creating of any fund or account, nor the payment of any benefits shall be construed as giving any Participant, or Beneficiary or other person any legal or equitable right against the Company except as provided in the Plan; and in no event shall the terms of employment of any Employee or Participant be modified or in any way be affected by the provisions of the Plan.

8.9 Adjustments; Assumption of Obligations.

In the event of a reorganization, recapitalization, stock split, stock or extraordinary cash dividend, combination of shares, merger, consolidation, distribution of assets, or any other change in the corporate structure or shares of the Company, such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or any Stock Units credited hereunder, the Committee shall make such adjustments as it deems appropriate in (i) the number of Stock Unit credited to Participants' Accounts, (ii) the number (or type) of shares of Stock reserved for issuance hereunder, and (iii) the number (or type) of shares subject to any deferred Restricted Stock award. In the event of any merger, consolidation or other reorganization in which the Company is not the surviving or continuing entity, all Stock Units, and deferred Restricted Stock hereunder shall be assumed by the surviving or continuing entity. In the event of any reorganization in which all of the shares of the Company's Stock are exchanged for shares of the common stock of another corporation, all Stock Units credited hereunder, and all deferred restricted Stock outstanding on the effective date of the share exchange shall be automatically converted into obligations of the other corporation on identical terms, and the other corporation shall assume this Plan, or if the Committee deems such action appropriate, it may provide for a cash payment to the Participant. The Committee may also make adjustments to Stock Units, and deferred restricted Stock under this Plan on account of those events set forth in Section 8 of the UIL Holdings Corporation 1999 Amended and Restated Stock Plan.

8.10 Headings.

Headings and subheadings in this Plan are inserted for convenience of reference only and are not to be considered in the construction of the provisions hereof.

Executed as of the 27th day of January, 2003.

UIL HOLDINGS CORPORATION

By

Its

EXHIBIT A

PARTICIPATING BUSINESS UNITS

COMPANY NAME	DATE OF PARTICIPATION
The United Illuminating Company ("UI")	2/1/03
American Payment Systems, Inc. ("APS")	2/1/03
Xcelecom, Inc.	2/1/03
United Resources, Inc., ("URI")	2/1/03

DIRECTIONS TO QUINNIPIAC UNIVERSITY

FROM NEW LONDON VIA I-95:

Take I-95 to New Haven. Then take I-91 North to Exit 10 (Route 40). Follow Route 40 approximately 3 miles to its end (at Whitney Avenue). Turn right onto Whitney Avenue (Route 10) and proceed North for 1.4 miles. Turn right onto Mount Carmel Avenue and go 0.3 miles to campus.

FROM NEW YORK CITY VIA I-95:

Take I-95 to New Haven. Then take I-91 North to Exit 10 (Route 40). Follow Route 40 approximately 3 miles to its end (at Whitney Avenue). Turn right onto Whitney Avenue (Route 10) and proceed North for 1.4 miles. Turn right onto Mount Carmel Avenue and go 0.3 miles to campus.

FROM NEW YORK CITY VIA THE WILBUR CROSS PARKWAY (MERRITT PARKWAY):

Take the Parkway (Route 15) to Exit 61. Turn right onto Whitney Avenue (Route 10) and proceed North 3 miles to Mount Carmel Avenue. Turn right onto Mount Carmel Avenue and go 0.3 miles to campus.

FROM HARTFORD VIA I-91:

Take I-91 South to Exit 10 (Route 40). Follow Route 40 approximately 3 miles to its end (at Whitney Avenue). Turn right onto Whitney Avenue (Route 10) and proceed North for 1.4 miles. Turn right onto Mount Carmel Avenue and go 0.3 miles to campus.

ANNUAL MEETING OF SHAREOWNERS OF

UIL HOLDINGS CORPORATION

MAY 14, 2003

COMMON STOCK PROXY

PROXY VOTING INSTRUCTIONS

MAIL - Date, sign and mail your proxy card in the envelope provided as soon as possible.

\- OR -

TELEPHONE - Call toll-free 1-800-776-9437 (1-800-PROXIES) from any touch-tone telephone and follow the instructions. Have your control number and the proxy card available when you call.

\- OR -

INTERNET - Access "WWW.VOTEPROXY.COM" and follow the on-screen instructions. Have your control number available when you access the web page.

COMPANY NUMBER ---------

ACCOUNT NUMBER ---------

CONTROL NUMBER ----------

YOUR VOTE IS IMPORTANT

IN ORDER TO SAVE UIL HOLDINGS CORPORATION THE EXPENSE OF FURTHER SOLICITATION TO ENSURE THAT A QUORUM IS PRESENT AT THE ANNUAL MEETING, PLEASE VOTE YOUR PROXY PROMPTLY - REGARDLESS OF THE NUMBER OF SHARES YOU OWN, AND REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE MEETING.

DIRECTIONS TO QUINNIPIAC UNIVERSITY APPEAR AT THE END OF THE ACCOMPANYING PROXY STATEMENT.

Please detach and mail in the envelope provided IF you are not voting via telephone or the Internet.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2, 3 AND 4.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

---

(1) ELECTION OF BOARD OF DIRECTORS

[_] FOR ALL NOMINEES

[_] WITHHOLD AUTHORITY FOR ALL NOMINEES

[_] FOR ALL EXCEPT (See instructions below)

NOMINEES:
[_] Thelma R. Albright
[_] Marc C. Breslawsky
[_] David E. A. Carson
[_] Arnold L. Chase
[_] John F. Croweak
[_] Betsy Henley-Cohn
[_] John L. Lahey
[_] F. Patrick McFadden, Jr.
[_] Daniel J. Miglio
[_] William F. Murdy
[_] James A. Thomas
[_] Nathaniel D. Woodson
and, in their discretion, such other person or persons as the present Board of Directors shall determine, if one or more of said nominees is unable to

serve.

INSTRUCTION: To withhold authority to vote for any individual nominee(s),
----
mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here [_]

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [_]

	FOR	AGAINST	ABSTAIN
(2) RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS UIL HOLDINGS CORPORATION'S INDEPENDENT PUBLIC ACCOUNTANTS FOR 2003. (Proposed by the Board of Directors.)	[_]	[_]	[_]
(3) PROPOSAL TO APPROVE THE UIL HOLDINGS CORPORATION 1999 AMENDED AND RESTATED STOCK PLAN.	[_]	[_]	[_]
(4) PROPOSAL TO APPROVE THE UIL HOLDINGS CORPORATION DEFERRED COMPENSATION PLAN.	[_]	[_]	[_]
(5) SHAREOWNER PROPOSAL CONCERNING "POISON PILLS".	[_]	[_]	[_]

DISCRETIONARY AUTHORITY IS HEREBY GRANTED WITH RESPECT TO SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

THE UNDERSIGNED ACKNOWLEDGES RECEIPT OF THE NOTICE OF ANNUAL MEETING OF SHAREOWNERS AND THE PROXY STATEMENT FURNISHED THEREWITH.

Signature of Shareowner -------------------- Signature of Shareowner ----------------------- Date: ----------

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

forward to do so. Following the question and answer period the 2003 Annual Meeting was adjourned and no vote was taken on said proposal.

3. I have reviewed the Register that each individual attending the 2003 Annual Meeting was asked to sign at the door before entering. Neither Mr. Rossi's signature nor the signature of any individual identifying himself or herself as Mr. Rossi's representative appears in said Register.

IN WITNESS WHEREOF, I have executed this Affidavit this 8th day of January, 2004.

Susan E. Allen

SUSAN E. ALLEN

Witness

Dated: 1/8/04

UIL HOLDINGS CORPORATION

COMMON STOCK PROXY

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints John L. Lahey, or F. Patrick McFadden, Jr. (in the absence of Mr. Lahey), or Betsy Henley-Cohn (in the absence of Messrs. Lahey and McFadden) as proxy, for and in the name of the undersigned and with all powers the undersigned would possess if personally present, to vote all shares of the common stock of UIL Holdings Corporation that the undersigned is entitled to vote at the Annual Meeting of the Shareowners to be held on Wednesday, May 14, 2003, and at any adjournments thereof. Any and all proxies heretofore given are hereby revoked.

THIS PROXY CARD, WHEN PROPERLY SIGNED AND RETURNED TO UIL HOLDINGS CORPORATION, WILL BE VOTED IN THE MANNER INDICATED ON THE REVERSE SIDE. UNLESS OTHERWISE DIRECTED ON THE REVERSE SIDE, THE UNDERSIGNED'S VOTE WILL BE CAST FOR THE ELECTION OF ALL NOMINEES LISTED TO THE BOARD OF DIRECTORS AND FOR ITEMS (2), (3) AND (4). THE UNDERSIGNED'S VOTE WILL BE CAST AGAINST ITEM (5).

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

EXHIBIT C

AFFIDAVIT OF SUSAN ALLEN,
VICE PRESIDENT OF INVESTOR RELATIONS AND CORPORATE SECRETARY

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: UIL Holdings Corporation
Incoming letter dated January 9, 2004

The proposal relates to poison pills.

There appears to be some basis for your view that UIL may exclude the proposal under rule 14a-8(h)(3). We note your representation that UIL included the proponent's proposal in its proxy statement for its 2003 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if UIL omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Grace K. Lee
Special Counsel

STATE OF CONNECTICUT)
: ss.:
COUNTY OF FAIRFIELD)

SUSAN ALLEN, being duly sworn, deposes and states:

1. I am the Vice President of Investor Relations and the Corporate Secretary of UIL Holdings Corporation (the "Company") and acted as the Secretary of the Company's 2003 Annual Meeting of Shareholders held on May 14, 2003 (the "2003 Annual Meeting"). I am submitting this affidavit in support of the Company's notice to the Securities and Exchange Commission (the "Commission"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), of its intention to exclude the shareholder proposal submitted by Nick Rossi from the Company's definitive proxy materials for the 2004 Annual Meeting of Shareholders in reliance upon Exchange Act Rule 14a-8(h).

2. Neither Nick Rossi nor his representative appeared before the 2003 Annual Meeting to present Mr. Rossi's proposal that was included in the Company's definitive proxy materials for the 2003 Annual Meeting. After the election of directors, the approval of the selection of PricewaterhouseCoopers LLP as the Company's independent public accountants for 2003, the approval of the Company's 1999 Amended and Restated Stock Plan and the approval of the Company's Deferred Compensation Plan, the Chairman of the 2003 Annual Meeting, Nathaniel D. Woodson, conducted a question and answer period during which he specifically called for Mr. Rossi or a designee to present Mr. Rossi's proposal, but neither Mr. Rossi nor a designee came